Exhibit 99.1

Management Proxy Circular, including Notice of Annual General Meeting of Shareholders, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 27, 2011 Annual General Meeting of Shareholders, dated February 28, 2011, as filed with the CSA on March 25, 2011.

2011 MANAGEMENT
PROXY CIRCULAR

PROGRESSIVE GOVERNANCE. OPEN ENGAGEMENT.

nexen

NEXEN VALUES YOUR VOTE

AND YOUR TIME.

To streamline your review of

this circular, we’ve prepared a tabbing

system to indicate important information

you will want to consider before voting.

INVITATION TO SHAREHOLDERS	1

VOTING INFORMATION	7

BUSINESS OF THE MEETING	9

DIRECTOR NOMINEES	17

AUDIT COMMITTEE REPORT	44

COMPENSATION DISCUSSION AND ANALYSIS	57

CEO COMPENSATION	74

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deep-water Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

INVITATION TO SHAREHOLDERS

11 AM, APRIL 27, 2011

CRYSTAL BALLROOM

THE FAIRMONT PALLISER HOTEL

133 - 9TH AVENUE SW

CALGARY, AB

Dear Fellow Shareholder:

On behalf of Nexen’s board of directors, management and employees, we invite you to our 2011 Annual General Meeting of Shareholders on April 27, 2011, at 11:00 am in the Crystal Ballroom at The Fairmont Palliser Hotel. This is an opportunity for you to ask questions and meet management, the board and fellow shareholders. We will also present a review Nexen’s operations and future plans.

This proxy circular is part of our commitment to demonstrating robust and effective governance at Nexen. You will find details on the activities and responsibilities of the Board and Committees and clear explanations of how we meet the requirements of the law and meet or exceed standards of best practice. An opening letter from the Chair of the Compensation and Human Resources Committee provides perspectives on our approach to executive compensation. We also have increased our disclosure in this area to provide the scope and depth of analysis shareholders are requesting. We are proud of our governance and related disclosures. In 2010, for the third year in a row, Nexen won the CICA award for excellence in corporate governance disclosure.

We value the views of our shareholders and appreciate the time you spend understanding and voting on the business at our annual meeting. We encourage you to review this circular and vote your shares. To help make the most of your time, we have included a quick reference on the opposite page to the important information you may wish to access in the circular before voting. Additional financial and operating information is available at www.nexeninc.com.

You can vote by phone, on the internet, on the enclosed proxy or at the meeting on April 27, 2011.

We look forward to your support.

Yours truly,

(signed) “Francis M. Saville, Q.C.”	(signed) “Marvin F. Romanow”
Board Chair	President and Chief Executive Officer

February 28, 2011

KEY SECTIONS

Notice of Meeting	3

General Information	4

Registered Shareholder Voting	7

Beneficial Shareholder Voting	7

General Voting Information	8

FORWARD-LOOKING STATEMENTS

Certain statements herein constitute “forward-looking information” (within the meaning of applicable Canadian securities legislation) or “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements regarding the following are forward-looking statements: future crude oil or natural gas prices; future production levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oilsands facilities through controlled expansions; the expectation of achieving the production design rates from our oilsands facilities; the expectation that our oilsands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters; dates by which certain areas will be developed, come on stream, or reach expected operating capacity; and, changes in any of the foregoing. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oilsands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operation of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oilsands production facilities; labour and material shortages; risk related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities; direct and indirect risk related to the imposition of moratoriums, suspensions or cancellations on our offshore exploration, development and production operations, particularly our deepwater activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions of our agents and contractors; volatility in energy trading markets; foreign-currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including, without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and, other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement. For further discussion of risk, readers should refer to the Risk Factors contained in our 2010 Annual Information Form, and to the Quantitative and Qualitative Disclosures about Market Risk and our forward looking statements contained in our 2010 Management Discussion and Analysis.

NOTICE OF MEETING

The Annual General Meeting of Shareholders of Nexen Inc. will be held in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, Canada on Wednesday, April 27, 2011, at 11:00 am (Mountain time). The purpose of the meeting is to consider and take action on the following matters:

1.               Receive the audited consolidated financial statements for the year ended December 31, 2010 and the auditor’s report on those statements.

2.               Elect directors to hold office for the following year.

3.               Appoint Deloitte & Touche LLP as independent auditors for 2011 and authorize the Audit and Conduct Review Committee to fix their pay.

4.               Approve the continuation of the amended and restated shareholder rights plan.

5.               Approve the advisory vote (say on pay) on Nexen’s approach to executive compensation.

6.               Transact any other business that may properly come before the meeting or any adjournment of the meeting.

If you are a shareholder of record on March 7, 2011, you are entitled to vote at the meeting.

If you can’t attend the meeting, you are encouraged to vote your proxy via telephone or over the internet. See pages 7 and 8 for information on how to vote. To be valid, your proxy must be received by CIBC Mellon Trust Company no later than 11:00 am (Mountain time) on April 25, 2011 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The chair of the meeting has the discretion to accept late proxies.

By order of the Board of Directors,

(signed) “Eric B. Miller”
Senior Vice President, General Counsel and Secretary

Calgary, Alberta, Canada

February 28, 2011

GENERAL INFORMATION

The Board of Directors (board) and management of Nexen Inc. (we, our or Nexen) provide this circular to solicit proxies for the Annual General Meeting of Shareholders (AGM) on April 27, 2011 and at all adjournments of that meeting.

Date of Information

Information in this circular is as of February 28, 2011, unless otherwise noted.

Currency and Exchange Rate

All dollar figures are in Canadian currency, except as noted. On February 28, 2011, the closing price quoted by the Bank of Canada for Cdn $1.00 was US $0.97.

Common Shares Outstanding

At the close of business on February 28, 2011, there were 526,095,023 common shares outstanding. Our common shares trade under the symbol “NXY” on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Share Performance

Our share price decreased 9.6% in 2010. Since January 1, 2011, the share price has increased more than 16% to $26.51. Total share return over the last five years, including the reinvestment of dividends, is shown in our share performance graph on page 70.

Holders of 10% or More of the Common Shares

To the knowledge of the directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10% of our common shares.

Registered and Beneficial Shareholders

You are a registered shareholder if your shares are held in your name and you have a share certificate.

You are a beneficial shareholder if your shares are held in a nominee’s name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Mailing of Circular

This circular, a proxy and our 2010 annual report will be mailed to shareholders beginning March 24, 2011. The 2010 annual report is being mailed to:

•  registered shareholders, except those who asked not to receive it; and

•  beneficial shareholders who requested a copy.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries. We ask that the materials be forwarded promptly to our beneficial shareholders.

Annual and Interim Reports

If you are a registered shareholder, you received our 2010 annual report in this package, unless you asked not to. If you: i) do not want our annual report next year; or, ii) wish to receive interim reports, please fill out and return the blue card in this package.

If you are a beneficial shareholder and did not return last year’s card requesting a copy, you received our summary report instead. If you wish to receive our annual or interim reports next year, please fill out and return the yellow card.

You can also access our annual report at www.nexeninc.com or on SEDAR at www.sedar.com.

Availability of Documents

Our annual report contains our annual information form, audited consolidated financial statements and management’s discussion and analysis (MD&A) for the financial year ended December 31, 2010. We will send a copy of the annual report, free of charge, to any shareholder who requests it. You can also view it on SEDAR by accessing our public filings at www.sedar.com.

We also file our annual report with the US Securities and Exchange Commission (SEC) under our Form 40-F. You can view it on EDGAR by accessing our public filings under “Filings and Forms” at www.sec.gov or a copy of our annual report and this circular will be provided on request.

All documents we file in Canada or the US are available at www.nexeninc.com.

If you would like to receive a document, please write to:

-	By mail:	Nexen Inc.
801 – 7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
*	By email:	governance@nexeninc.com

Ethics Policy

On January 1, 2010 we replaced our ethics policy with “How We Work: Our Integrity Guide” (Integrity Guide). Our Integrity Guide, which is Nexen’s code of conduct, outlines expected behaviours and uses simple language, real-life examples and Q&As. It also includes an overview of Nexen’s integrity-related policies, provides guidance for making ethical decisions and lists options for reporting ethical concerns.

Following the distribution of our Integrity Guide, the Integrity Resource Centre launched a global roadshow to facilitate opportunities for people to question and engage in open discussions about our culture of integrity. There were 93 interactive workshops attended by a total of 1,740 managers, employees and contractors from across Nexen (Canada, United States, UK, Norway, Colombia and Yemen).

Under our Integrity Guide, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of Nexen. Employees are not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our Integrity Guide has been adopted as a code of ethics for our principal executive officer, principal financial officer and principal accounting officer or controller.

Any waivers from the provisions of our Integrity Guide for a director or executive officer must be approved by the Audit and Conduct Review Committee (Audit Committee) and board and disclosed to the public in accordance with regulatory requirements. Any waivers from the provisions of our Integrity Guide for any employee may be made by Nexen’s chief legal officer.

Our Integrity Guide is available at www.nexeninc.com and if we amend or waive any provision of it, it will be disclosed online. We also file our Integrity Guide and any amendments to it on SEDAR at www.sedar.com. To request a copy of the Integrity Guide, contact the Integrity Resource Centre by emailing integrity@nexeninc.com or calling 403.699.6789.

REPORTING CONCERNS

There are several ways that a stakeholder can report concerns about Nexen’s business practices.

•  Employees, customers, suppliers, partners, shareholders and other external stakeholders who have a concern are encouraged to raise the matter with Nexen management or our Integrity Resource Centre by:

-	Mail:	Nexen Inc.
		801 – 7th Avenue SW
		Calgary, Alberta, Canada T2P 3P7
		Attention: Integrity Resource Centre
*	Email:	integrity@nexeninc.com
(	Phone:	403.699.6789

•  Concerns may also be reported through the use of our integrity helpline, which is a secure reporting system operated by EthicsPoint, an independent third-party service provider. The helpline offers the option for anonymous reporting should the reporter wish to protect their identity. To learn more about our integrity helpline and for global, toll-free call numbers, visit www.nexeninc.com. Alternatively you may access the helpline directly by:

:	Online:	www.ethicspoint.com
(	Phone:	1.866.384.4277 (toll-free in North America)

•  Specifically, if you wish to raise concerns about Nexen’s financial statements, accounting practices or internal controls, and do not feel comfortable raising the matter using the reporting methods described above, you can make a report directly to the Chair of the Audit Committee of Nexen’s board. The matter should be documented and mailed to Nexen Inc. at the address provided above in an envelope labeled: “To be opened by the Chair of the Audit and Conduct Review Committee only”.

Communicating with the Board

Shareholders may write to the board or any board member(s) at the following address:

:	By mail:	Nexen Inc.
801 – 7th Avenue SW
Calgary, Alberta, Canada T2P 3P7
Attention: Governance Office
*	By email:	board@nexeninc.com

The board has instructed the Governance Office to review all correspondence addressed to the board, its members or the independent directors to determine if a board response is appropriate. While the board oversees management, it does not participate in day-to-day operations and is not normally in the best position to respond to inquiries on those matters. Those inquiries will be directed to appropriate personnel for response.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2012 AGM to our Secretary. To be included in the proxy circular, the proposal must be received at 801 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 1, 2011.

Dividend Reinvestment Plan

Our dividend reinvestment plan lets shareholders elect to have cash dividends reinvested in common shares. Plan information, including a prospectus for US residents, and an election form may be requested from CIBC Mellon Trust Company (CIBC Mellon) by:

(	Phone:	1.800.387.0825 (toll-free)
:	Online:	www.cibcmellon.com
*	Email:	inquiries@cibcmellon.com

Shareholder Rights Plan

Nexen has a shareholder rights plan. It was originally set up on August 6, 1999 by an agreement with our transfer agent, CIBC Mellon, and confirmed at a special shareholders’ meeting on February 3, 2000. The plan was continued, amended and restated with the approval of shareholders on May 2, 2002, April 27, 2005 and April 29, 2008. It is being presented to shareholders for approval at the April 2011 AGM.

Director and Officer Liability Insurance

Nexen indemnifies directors and officers to the full extent permitted by law. We maintain a director and officer liability insurance policy. The policy covers costs to defend and settle claims against Nexen’s directors and officers and certain named officers to an annual limit of US $150 million.  It includes a US $12.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2010 was approximately US $978,000. Directors and officers do not pay premiums and no indemnity claims were made or paid in 2010.

Director and Officer Fiduciary Insurance

Nexen maintains a fiduciary liability insurance policy. It covers costs to defend and settle claims against Nexen, our directors, officers and employees for breach of fiduciary duty related to company-sponsored plans, such as pension and savings plans. The policy has an annual limit of US $25 million with a US $2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2010 was approximately US $26,200. Directors, officers and employees do not pay premiums and no claims were made or paid in 2010.

Loans to Directors and Officers

As set out in the corporate governance policy (Schedule B on page 98), we do not make loans to our directors and officers. Therefore, no loans are outstanding from Nexen to our directors or officers.

VOTING INFORMATION

REGISTERED SHAREHOLDER VOTING

You are a registered shareholder if your shares are held in your name and you have a share certificate.

Voting Options

In person at the meeting (see below);
By proxy (see below);
By phone (see enclosed proxy); or
By internet (see enclosed proxy).

Voting in Person

If you plan to attend the AGM and wish to vote in person, don’t complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, CIBC Mellon, when you arrive.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Please use the enclosed proxy or any other proper form of proxy to do this. The persons already named in the enclosed proxy are directors. You can also choose another person as your proxyholder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign and return it. Your votes can only be counted if the person you appoint attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy in the envelope provided or fax it to 416.368.2502 so that it arrives by 11:00 am (Mountain time) on April 25, 2011, or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

Revoking Your Proxy

To revoke your proxy at any time before it is acted on, deliver a written statement to that effect to our Governance Office, or a new proxy to CIBC Mellon, by or on April 25, 2011, or to the chair of the meeting on April 27, 2011.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial shareholder if your shares are held in a nominee’s name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

In person at the meeting (see below);
By voting instructions (see below);
By phone (see enclosed voting instruction form); or
By internet (see enclosed voting instruction form).

Voting in Person

If you plan to attend the AGM and wish to vote in person, write your name in the space provided on the enclosed voting instruction form. Then complete the rest of the form, sign and return it following the instructions provided by your nominee. If you do this, your vote will only be counted if you attend the meeting and vote in person. Your vote will be counted at the meeting so don’t complete the voting instructions on the form. When you arrive at the meeting, please register with the transfer agent, CIBC Mellon.

Voting Instructions

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Please use the enclosed voting instruction form to do this. The persons already named in the enclosed voting instruction form are directors. You can choose another person as your proxyholder by printing that person’s name in the space provided. Then complete the rest of the form, sign and return it. Your votes can only be counted if the person you appoint attends the meeting and votes on your behalf. If you have sent in your voting instructions, you may not vote again or change your vote at the meeting unless you carefully follow the procedure to revoke your instructions.

Return your completed voting instruction form in the envelope provided or fax it to one of the numbers set out in the form so that it arrives by 11:00 am (Mountain time) on April 21, 2011 or, if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the meeting resumes. We do not typically accept late votes, so please vote on time.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee. Your nominee must receive your request before 11:00 am (Mountain time) on April 21, 2011. This gives your nominee time to submit the revocation to us.

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by Nexen’s board and management, mainly by mail. Nexen pays for the cost of proxy solicitation. Our officers, employees and agents may solicit proxies by phone, email, fax, mail or personal interviews.

Nexen has also retained Laurel Hill Advisory Group, 366 Bay Street, 2nd Floor, Toronto, Ontario, M5H 4B2, at a fee of approximately $35,000 plus out-of-pocket expenses to help solicit proxies from individual and institutional investors in Canada and the US.

If you have any questions about the information in this circular or need assistance in voting your shares, please contact Laurel Hill Advisory Group by emailing assistance@laurelhill.com or by calling:

North America	1.877.304.0211 (toll-free)
Other Locations	1.416.304.0211 (collect)

Voting

If you hold common shares at the close of business on March 7, 2011, you may vote on:

•   election of directors;

•   appointment of auditors;

•   shareholder rights plan;

•   advisory vote on executive compensation; and

•   other business that may properly come before the meeting or any adjournment of the meeting.

Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) is required to approve all matters.

Quorum

Quorum is needed to transact business at the meeting. We require:

•   two people in person;

•   each a shareholder or proxyholder entitled to vote at the meeting; and

•   together representing at least 25% of the common shares outstanding and entitled to vote at the meeting.

Proxy Voting

On your proxy, you can indicate how you want your proxyholder to vote or let your proxyholder decide for you. If you specify how you want your shares to be voted, your proxyholder must vote that way. If you don’t  specify, your proxyholder can vote your shares as he or she sees fit.

If you appoint the directors already named in the enclosed proxy, Messrs. Saville, Jackson or Romanow, and do not specify how you want your shares to be voted, your shares will be voted as follows:

Election of management nominees as directors	FOR
Appointment of auditors	FOR
Continuation, amendment and restatement of shareholder rights plan	FOR
Advisory vote on Nexen’s approach to executive compensation	FOR

Amendments or Other Matters

Management does not intend to present other business at the meeting. We aren’t aware of any changes to the proposed matters or other matters which may be presented at the meeting. If changes or other matters properly come before the meeting, your proxyholder will vote using his or her best judgment.

Vote Counting and Confidentiality

CIBC Mellon counts votes by proxy. Your vote is confidential unless you clearly intend to communicate your position to management or as necessary to comply with legal requirements.

Voting Questions

If you have voting questions, please contact CIBC Mellon:

North America	1.800.387.0825 (toll-free)
Other Locations	1.416.643.5500

BUSINESS OF THE MEETING

HIGHLIGHTS

FINANCIAL STATEMENTS

The financial statements are presented to shareholders each year. Our independent registered chartered accountants, Deloitte & Touche LLP, will be available to answer appropriate questions at the AGM.

ELECTION OF DIRECTORS

Directors are elected annually at the AGM. The board and management confirm that each nominee is well qualified to serve on Nexen’s board and has the relevant expertise to provide appropriate strategic direction and oversight.

The board is sized appropriately to be effective. Its composition fosters a diversity of views and ensures expertise in running the committees.

The board is independent from management and 11 of the 12 nominees are independent.

APPOINTMENT OF AUDITORS

The auditors review the financial statements and report to the Audit Committee. Their fees are pre-approved by the Audit Committee. In 2010, fees for non-audit related work were 4% of total fees. See page 46 for more details.

SHAREHOLDER RIGHTS PLAN

This plan enhances shareholder value and ensures equal treatment of all shareholders if there is an attempt to acquire control. The plan, a form of which has been in place since 1999, needs some minor amendments to keep it up to date with similar plans of other issuers and must be re-approved by shareholders at the AGM to continue in effect. See page 11 for details.

Vote results can be viewed within two days of our AGM at www.nexeninc.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION APPROACH

Our policies and practices for executive compensation are linked to strategic business objectives, which focus on increasing shareholder returns in the long-term. Our philosophy is to compensate executives:

•   based on performance;

•   at a level competitive to our peers; and

•   in a manner designed to attract, engage and retain talented leadership focused on managing Nexen’s operations, finances and assets for long-term value creation.

All of our compensation programs are designed to meet pay-for-performance and competitiveness objectives. Actual rewards are directly linked to the results of Nexen.

OTHER BUSINESS

Management does not intend to present other business at the meeting, and we are not aware of changes to proposed matters or other matters that call you to act.

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2010, and related auditor’s report are in the 2010 annual report, which is being mailed with this circular to all registered shareholders, except those who asked not to receive it, and to beneficial shareholders who requested it.

ELECTION OF DIRECTORS

Nexen must have between 3 and 15 directors.

On February 11, 2009, the board determined to set the size at 12 directors effective April 28, 2009. Directors will be elected at the AGM each year and will hold office until the next AGM or until their successors are appointed or elected. Director nominees are:

William B. Berry
Robert G. Bertram
Dennis G. Flanagan
S. Barry Jackson
Kevin J. Jenkins
A. Anne McLellan, P.C., O.C.
Eric P. Newell, O.C.
Thomas C. O’Neill
Marvin F. Romanow
Francis M. Saville, Q.C.
John M. Willson
Victor J. Zaleschuk

The board and management believe the nominees are well qualified to serve as directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the meeting, the directors named in the proxy will vote for a substitute if the board chooses one.

Majority Vote

The board applied a majority vote standard to our corporate by-laws regarding director elections in 2006. The by-laws require that a director receiving a majority withhold votes in an uncontested election submit a resignation to the board. On the recommendation of the Corporate Governance and Nominating Committee (Governance Committee), the independent board members will decide whether or not to accept the resignation. The director would be excluded from any deliberations of the Governance Committee or board. Within 90 days of the vote, the board will publicly disclose the reasons for its decision. If the board accepts the resignation, the Governance Committee will recommend to either appoint a new director to fill the vacancy or reduce the size of the board.

Management and the board recommend that you vote FOR these appointments. The directors named in the enclosed proxy will vote FOR these nominees unless you indicate that authority to do so is withheld.

APPOINTMENT OF AUDITORS

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors for 2011. During the five financial years ended December 31, 2010, Deloitte & Touche LLP served as our auditors.

The auditors will be present at the meeting. They will be given the opportunity to speak if they wish and will be available to answer appropriate questions.

The Audit Committee recommends that you vote FOR this appointment. The directors named in the enclosed proxy will vote FOR this appointment unless you indicate that authority to do so is withheld.

SHAREHOLDER RIGHTS PLAN

Description of a Shareholder Rights Plan

A shareholder rights plan is a mechanism, commonly used by public companies, designed to assist the board in ensuring the fair and equal treatment of all shareholders in the face of an actual or contemplated unsolicited bid to take control of the company.

Our shareholder rights plan (the plan) is designed to give the board sufficient time to properly consider an unsolicited take-over bid and explore alternatives for maximizing shareholder value. The plan does so by permitting the board to authorize a share issuance that would be very dilutive to a bidder proceeding with a bid that does not satisfy certain minimum standards set forth in the plan. The plan is not intended to discourage take-over bids. In all cases, the board is required to carry out the administration of the plan in the best interests of the company with a view to maximizing shareholder value.

Our Plan

The plan was first set up on August 6, 1999, by an agreement between Nexen and CIBC Mellon, and confirmed at a special shareholders’ meeting on February 3, 2000. As required by regulation, the plan must be re-approved every three years and was continued and amended and restated, with the approval of our shareholders, on May 2, 2002, April 27, 2005 and April 29, 2008 (2008 Plan). The board has approved an amended and restated plan to be dated April 27, 2011 (2011 Plan) that must be approved by a majority of the votes cast in favour of the 2011 Plan at the AGM.

Provisions and Copies of the 2011 Plan

Key features of the 2011 Plan are summarized on page 108. A copy is available at www.nexeninc.com or on request from the Governance Office as set out on page 5.

Objectives of the Plan

The 2011 Plan enhances shareholder value and ensures equal treatment of all shareholders if there is an attempted acquisition of control. It is not being proposed in response to or in anticipation of a take-over bid, nor is it meant to deter permitted take-over bids. The board is not aware of any third party looking to acquire control of Nexen. In the case of a bid for control of Nexen through an acquisition of its common shares, the plan:

•   ensures that the board has enough time to develop alternatives to maximize shareholder value;

•   allows time for competing bids to emerge;

•   ensures that shareholders have an equal opportunity to participate in a bid;

•   gives shareholders enough time to assess the bid; and

•   reduces pressure on shareholders to tender shares.

The plan does not prohibit a change of control of Nexen in a transaction that is fair and in the best interests of all shareholders. Shareholders may tender to a permitted bid without triggering the plan, even if the board does not feel the bid is acceptable. The board is required to fully and fairly consider every bid, even if it is not a permitted bid, and may waive the requirements of the plan or redeem the rights. In all cases, the board must act honestly and in good faith with a view to the best interests of Nexen and its shareholders.

The plan does not impact the legal rights of shareholders to: (i) make a shareholder proposal to promote a change in the management or direction of Nexen; (ii) require that a shareholders meeting be held; or, (iii) enter into agreements with respect to the voting of their common shares.

The plan will not interfere with the day-to-day operations of Nexen. The issue of rights under the plan does not alter the financial condition of Nexen, hinder its business plans or change its financial statements.

Terms of the Plan

The plan creates a right for each shareholder, other than a 20% buyer, to acquire additional common shares of Nexen at one-half of the market price at the time of exercise. The rights can be exercised on the board’s discretion when a person acquires control of 20% or more of Nexen’s common shares. This dilutes the share position of the 20% buyer and prevents the person from acquiring control of Nexen unless the plan is withdrawn or the buyer makes a permitted bid (see Schedule F on page 108).

The buyer can have the plan withdrawn by negotiating with the board or by applying to a securities commission to order  withdrawal of the plan if an auction cannot be developed. Both of these approaches give the board more time and control over a sale process and increase the likelihood of a better offer to our shareholders.

Independent Shareholders

An independent shareholder is any shareholder other than an acquiring person or an associate or affiliate of that person. An acquiring person is usually a shareholder who is trying to acquire 20% or more of Nexen’s common shares. Management is not aware of any shareholder who is not an independent shareholder.

Changes to the Plan

There have been very few changes in plan design practices since the 2008 Plan was approved. On February 16, 2011, the board resolved to continue the plan with only minor changes, subject to regulatory approval and approval by shareholders at the AGM.

The two amendments of the 2011 Plan are:

1.               The definition of “Acquiring Person” will exclude acquisitions of common shares made as a part of a transaction where Nexen has acquired a Person or assets and issued common shares as consideration, which common shares are later distributed by the acquiror to its securityholders, provided no securityholder beneficially owns 20% or more of Nexen’s then outstanding common shares. Such a transaction will be considered an “Exempt Acquisition”.

2.               The provision in the 2008 Plan which provided that Nexen may, prior to a shareholders’ meeting and subject to certain limitations, supplement, amend, vary, rescind or delete provisions of the 2011 Plan or the plan without shareholder approval, has been deleted.

Other than these changes, the 2011 Plan is identical to the 2008 Plan in all material respects.

Shareholder Issues Addressed by the Plan

TIME TO MAXIMIZE SHAREHOLDER VALUE

The board feels that 35 days for expiry of a take-over bid (as allowed under law) is not long enough for shareholders to make an informed decision. The plan provides sufficient time for shareholders to evaluate an offer and for the board to develop other options to maximize shareholder value, including identifying other bidders, conducting an auction or developing a restructuring alternative. The plan requires a permitted bid to have a minimum expiry period of 60 days after the bid date and that the bid must remain open for ten  business days after any announcement that more than 50% of the outstanding common shares held by independent shareholders have been deposited for purchase by the bidder.

PRESSURE TO TENDER

Shareholders may feel pressure to tender to a bid which they do not think is adequate if they may be left with minority positions shares that may be hard to sell or discounted. This is more likely in the case of a bid for only some shares, where the bidder wishes to gain a control position without acquiring all of the shares. The plan ensures that shareholders can separate the decision to tender their shares from the decision on a take-over bid by requiring that a bid remain open for ten business days after it is announced that more than 50% of eligible shares have been deposited.

UNEQUAL TREATMENT

Company control can be acquired through a private agreement under which a small group of shareholders sell their shares for more than the market price and that premium price is not shared with other shareholders. A person may also slowly purchase shares on a stock exchange to gain control without paying fair value for that control or sharing the control premium among all shareholders. By applying to all acquisitions of greater than 20% of common shares, the plan ensures that all shareholders receive equal treatment.

Resolution

Shareholder approval of the 2011 Plan is required and all shareholders will be asked to consider and, if thought fit, pass the resolution set out below to approve the continuation, amendment and restatement of the plan:

“RESOLVED as an ordinary resolution:

1.               THAT the shareholder rights plan of Nexen Inc. (Nexen) be continued and the Amended and Restated Shareholder Rights Plan Agreement made as of April 27, 2011 between Nexen and CIBC Mellon Trust Company, which amends and restates and continues the rights issued under the Amended and Restated Shareholder Rights Plan Agreement dated April 29, 2008, is approved; and

2.               THAT any director or officer of Nexen is authorized to do all things and execute all documents to give effect to this resolution.”

Board and Management Recommendation

Management recommends and the board has determined that a shareholder rights plan is still in the best interests of Nexen and its shareholders. The board reserves the right to alter any terms of or not proceed with the 2011 Plan at any time prior to the AGM if it is in the best interests of Nexen and our shareholders.

Management and the board recommend that shareholders vote FOR the continuation, amendment and restatement of the shareholder rights plan.  The directors named in the enclosed proxy intend to vote FOR this matter unless you instruct otherwise.

After the Vote

If the resolution is passed at the meeting, Nexen and CIBC Mellon will execute an Amended and Restated Shareholder Rights Plan Agreement made as of April 27, 2011 and the 2011 Plan will come into effect. If the resolution is not passed, Nexen will no longer have a shareholder rights plan.

Canadian and US Federal Income Tax Consequences

In Canada, the rights, when issued, will be considered to have been acquired at no cost and Canadian shareholders will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (Tax Act) as a result of the issue of the rights.

In the US, as the possibility of the rights becoming exercisable is remote, the adoption of the plan is not considered a distribution by Nexen to its shareholders, an exchange of property or stock, or any other event that would give rise to the realization of gross income by a US shareholder.

If the rights become exercisable, are separated from the common shares or are disposed of in some other way, Canadian and US holders may have income or be subject to tax. Shareholders should consult their own tax advisors about the consequences of acquiring, holding, exercising or disposing of their rights, taking into account their own particular circumstances and the tax laws that apply to them.

This general information is not legal or tax advice.

Eligibility for Investment of the Rights in Canada

The rights are qualified investments under the Tax Act for  registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plan and deferred profit sharing plans.

ADVISORY VOTE ON EXECUTIVE COMPENSATION APPROACH

At the AGM this year, our shareholders will have the opportunity to vote on our approach to executive compensation. We encourage you to read the Compensation Discussion and Analysis (CD&A) for important information on what we pay our executives, how we pay them and why. The Chair of the Compensation and Human Resources Committee (Compensation Committee), Kevin Jenkins, introduces the CD&A with a letter to shareholders on page 57 and welcomes your participation in the advisory vote on behalf of the Compensation Committee and the board.

Your vote is a non-binding advisory vote and will provide the board and the Compensation Committee with important feedback. As a shareholder, you will be able to vote “For” or “Against” Nexen’s approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as disclosed in Nexen’s management proxy circular delivered in advance of the 2011 annual meeting of shareholders.”

Voting results will be disclosed on SEDAR after the AGM in the Report of Voting Results.

Following this year’s advisory vote, the board will examine the level of participation, the nature of the comments received from shareholders and evolving best practices in North America. We will continue to mature and refine our processes, ensuring that shareholders can provide effective and timely input on executive compensation.

Management and the board recommend that you vote FOR the advisory resolution on Nexen’s approach to executive compensation. The directors named in the enclosed proxy will vote FOR this resolution unless you indicate that authority to do so is withheld.

OTHER BUSINESS

Management does not intend to present any other business at the AGM. We are not aware of changes to the proposed matters or other matters which may be presented for action. If changes or other matters are properly brought before the AGM, your proxyholder will vote on them using his or her best judgment.

BOARD OF DIRECTORS

HIGHLIGHTS

NOMINEES

These management nominees were elected to the board at the annual meeting on April 27, 2010.

William B. Berry

Robert G. Bertram

Dennis G. Flanagan

S. Barry Jackson

Kevin J. Jenkins

A. Anne McLellan, P.C., O.C.

Eric P. Newell, O.C.

Thomas C. O’Neill

Marvin F. Romanow

Francis M. Saville, Q.C.

John M. Willson

Victor J. Zaleschuk

See page 17 for their biographies.

OTHER PUBLIC COMPANY APPOINTMENTS

Directors are required to consult with the Board Chair when considering an appointment to the board of another public company. See page 23 for details of other public company appointments.

AREAS OF EXPERTISE

Nexen maintains a skills matrix to ensure our board composition is appropriate and essential areas of expertise are represented. See page 26 for more information.

To supplement the skills matrix, behavioral attributes associated with effective boardroom dynamics were formalized in 2010 and are required of each current and potential director. See page 25 for a list of the attributes and related descriptions.

•                  The skills that each director contributes to our board are set out in the biographies on pages 17 through 22 and under experience and qualifications on pages 27 through 29.

•                  Our board is 92% independent.

INDEPENDENT BOARD

All directors, except for Mr. Romanow, are independent. See page 32 for details. The independent directors annually appoint the independent Board Chair.

MEETING ATTENDANCE

Nexen directors attended 99% of the board and committee meetings in 2010. All directors attended the 2010 AGM. See page 33 for details.

SESSIONS WITHOUT MANAGEMENT

The board and board committees have sessions without management at each regularly scheduled meeting, and at special meetings, unless deemed unnecessary. See page 34 for details.

DIRECTOR COMPENSATION

Non-executive directors are paid retainers for board and committee membership and fees for each meeting they attend in person or by phone. Total fees and retainers earned by all board members in 2010 were $1,489,867. See page 36 for details.

Director Tenure

February 28, 2011

KEY SECTIONS

Nominees	17

Other Public Company Directorships/Committee Appointments	23

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	24

Areas of Expertise	25

Experience and Qualifications	27

Performance Evaluation Process	30

Independence and Board Committees	32

Meeting Attendance	33

Director Compensation	34

Equity Ownership and Changes	38

Director Education	39

NOMINEES

All current directors were elected at the annual meeting on April 27, 2010, and are management nominees for election to the board. Further disclosure of each nominee’s experience and qualifications can be found on pages 27 through 29.

WILLIAM B. BERRY

Houston, Texas, United States

Independent

Director since Dec. 8, 2008

Reserves Review (Reserves) Committee Chair since April 27, 2010

Audit committee financial expert

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Board, Financial, Sustainability, Public Policy/Corporate Relations

William Berry, 58, is a retired oil and gas executive. He was formerly Executive Vice President of ConocoPhillips from 2003 to 2008. He also held other senior executive positions with Phillips Petroleum Co., including as Senior Vice President, Exploration and Production. His career in the oil and gas industry began in 1976 and includes experience working in Africa, the North Sea, Asia, Russia, the Caspian Sea and North America.

Mr. Berry has Bachelor and Masters of Science degrees in Petroleum Engineering from Mississippi State University. He was responsible for understanding the financial reporting of exploration and production at ConocoPhillips and had finance managers reporting directly to him on a functional basis. He held various management roles including as Manager, Corporate Planning and Budgeting.

Mr. Berry is a director of Willbros Group, Inc. He serves on the Dean’s Advisory Council at Mississippi State University and on the Advisory Board of Teach for America in Houston.

ROBERT G. BERTRAM

Aurora, Ontario, Canada

Independent

Director since Jan. 1, 2009

Audit committee financial expert

Areas of Expertise:

Strategy/Growth, CEO/Senior Officer, Compensation, Board, Financial

Robert Bertram, 66, is a retired pension investment executive. He was the Executive Vice President of Ontario Teachers’ Pension Plan Board (Teachers) from 1990 to 2008. He led Teachers’ investment program and had oversight of the pension fund’s growth to $108.5 billion from $19 billion when it was established in 1990. Prior to that, he spent 18 years at Telus Corporation, formerly Alberta Government Telephones. Before leaving Telus, he was Assistant Vice President and Treasurer.

Mr. Bertram has a Bachelor of Arts degree in History from the University of Calgary and a Master of Business Administration from the University of Alberta. He is a Chartered Financial Analyst (CFA) charter holder and a holder of an ICD.D designation (Institute of Corporate Directors and the Rotman School of Business).

Mr. Bertram is the Chair of the Strategic Committee of Glass Lewis LLC and a director of The Cadillac Fairview Corporation and Maple Leaf Sports and Entertainment Ltd.

DENNIS G. FLANAGAN

Calgary, Alberta, Canada

Independent

Director since May 17, 2000

Audit committee financial expert

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Board, Financial, Sustainability, Public Policy/Corporate Relations

Dennis Flanagan, 71, is a retired oil and gas executive. He worked in the oil and gas industry for more than 40 years with Ranger Oil Limited (Ranger) and ELAN Energy Inc. (ELAN), most recently as Executive Chair of ELAN until it was bought by Ranger in 1997. He was involved in all phases of exploration and development in Canada, the US and the UK North Sea.

Mr. Flanagan completed the Registered Industrial and Cost Accountant program, the predecessor to the Certified Management Accountant program, in 1967. He worked in various accounting and management positions at Ranger, including as the Chief Financial Officer (CFO) and Executive Vice President.

Mr. Flanagan is Chair of Canexus Income Fund and also the founding Chair of STARS (Shock Trauma Air Rescue) Foundation.

S. BARRY JACKSON

Calgary, Alberta, Canada

Independent

Director since Sept. 1, 2001

Governance Committee Chair since April 28, 2009

Areas of Expertise:

Strategy/Growth, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Board, Financial, Sustainability, Public Policy/Corporate Relations, Marketing

Barry Jackson, 58, is a retired oil and gas executive. He was formerly the Chair of Resolute Energy Inc. and Deer Creek Energy Limited. He was also President, Chief Executive Officer (CEO) and a director of Crestar Energy Inc. (Crestar). He has worked in the oil and gas industry since 1974 and held senior executive positions with Northstar Energy Corporation and Crestar.

Mr. Jackson has a Bachelor of Science degree in Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. He has served on the boards of several public companies and on the audit committees of some of those boards. He became a Fellow of the Institute of Corporate Directors in 2010.

Mr. Jackson is Chair of TransCanada Corporation and TransCanada PipeLines Limited and a director of WestJet Airlines Ltd.

KEVIN J. JENKINS

Windsor, Berkshire, United Kingdom

Independent

Director since Dec. 17, 1996

Compensation Committee Chair since April 27, 2006

Audit committee financial expert

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Compensation, Board, Financial, Sustainability, Public Policy/Corporate Relations

Kevin Jenkins, 54, is President and CEO of World Vision International. He was appointed to this position in October 2009. He was a Managing Director of TriWest Capital Partners, an independent private equity firm, from 2003 to 2009. He was President, CEO and a director of The Westaim Corporation from 1996 to 2003. From 1985 to 1996 he held senior executive positions with Canadian Airlines International Ltd. (Canadian).

Mr. Jenkins was elected to Canadian’s board of directors in 1987, appointed President in 1991 and appointed President and CEO in 1994. Earlier in his career, he was CFO of Canadian.

Mr. Jenkins has a Bachelor of Laws from the University of Alberta and a Master of Business Administration from Harvard Business School.

A. ANNE MCLELLAN, P.C., O.C.

Edmonton, Alberta, Canada

Independent

Director since July 5, 2006

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Board, Sustainability, Public Policy/Corporate Relations

The Honourable Anne McLellan, 60, has been counsel at Bennett Jones LLP, Barristers and Solicitors, and Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies since 2006. Previously, she served as the Liberal Member of Parliament for Edmonton Centre from 1993 to 2006. Between 2003 and 2006, she served as the Deputy Prime Minister and Minister of Public Safety and Emergency Preparedness. Before that, she served as Minister of Health, Minister of Justice and Attorney General, Minister of Natural Resources and Federal Interlocutor for Métis and Non-Status Indians.

Prior to entering politics, Ms. McLellan taught law at the University of New Brunswick and the University of Alberta, serving as Associate Dean of the Faculty of Law at the University of Alberta from 1985 to 1987 and as Acting Dean from July 1991 to June 1992.

Ms. McLellan holds Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She was appointed to the Privy Council of the Government of Canada in 1993 and an Officer of the Order of Canada in 2009. She completed the Directors’ Education Program through the Institute of Corporate Directors and the University of Alberta School of Business.

Ms. McLellan is a director of Agrium Inc. and Cameco Corporation. She is a director of Canadian Business for Social Responsibility and The Institute for Research on Public Policy.

ERIC P. NEWELL, O.C.

Edmonton, Alberta, Canada

Independent

Director since Jan. 5, 2004

Health, Safety, Environment and Social Responsibility (HSE & SR) Committee Chair since April 28, 2009

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Compensation, Oil and Gas, Board, Financial, Sustainability, Public Policy/Corporate Relations

Eric Newell, 66, is the retired Chancellor of the University of Alberta, a position he held from 2004 to 2008. He is the retired Chair and CEO of Syncrude Canada Ltd. (Syncrude), positions he held from 1994 and 1989, respectively, until 2004. He served as President of Syncrude from 1989 to 1997. Prior to that, he worked with Imperial Oil Limited and Esso Petroleum Canada Ltd.

Dr. Newell holds a Bachelor of Applied Science degree in Chemical Engineering from the University of British Columbia and a Masters of Science in Management Studies from the University of Birmingham, England. He has received Honorary Doctorates of Law from Athabasca University, University of Alberta, University of British Columbia and University of Lethbridge, and an Honorary Diploma from Northern Alberta Institute of Technology (NAIT). He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

Dr. Newell is the Chair of the Climate Change and Emissions Management Corporation, CAREERS: The Next Generation and Alberta Innovates - Energy and Environment Solutions (AIEES), Vice Chair of Lieutenant Governor Arts Award Foundation, and a member of the boards of Telus World of Science Edmonton, The Gairdner Foundation, Junior Achievement of Northern Alberta and The Learning Partnership Canada. As past President of the Alberta Chamber of Resources, he led the creation of the National Oil Sands Task Force in 1995.

THOMAS C. O’NEILL

Toronto, Ontario, Canada

Independent

Director since Dec. 10, 2002

Audit Committee Chair since April 27, 2005

Audit committee financial expert

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Compensation, Oil and Gas, Board, Financial, Sustainability, Public Policy/Corporate Relations, Marketing

Tom O’Neill, 65, is the retired Chair of PwC Consulting. He was formerly CEO of PwC Consulting; COO of PricewaterhouseCoopers LLP, Global; CEO of PricewaterhouseCoopers LLP, Canada; and Chair and CEO of Price Waterhouse Canada. He worked in Brussels in 1975 to broaden his international experience and from 1975 to 1985 was lead partner for numerous multinational companies, specializing in dual Canadian and US-listed companies.

Mr. O’Neill has a Bachelor of Commerce degree from Queen’s University. He was designated a Chartered Accountant in 1970 and made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1988. He became a Fellow of the Institute of Corporate Directors in 2008. He has an Honorary Doctorate of Law from Queen’s University.

Mr. O’Neill is the Chair of BCE Inc., the Vice Chair of Adecco S.A. and a director of Loblaw Companies Limited and The Bank of Nova Scotia. He is the Vice Chair of St. Michael’s Hospital.

MARVIN F. ROMANOW

Calgary, Alberta, Canada

Not Independent

Director since Jan. 1, 2009

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Board, Financial, Public Policy/Corporate Relations, Sustainability, Marketing

Marvin Romanow, 55, has been President and CEO of Nexen since January 1, 2009. He was Executive Vice President and CFO since June 1, 2001. Prior to this, he held a variety of finance positions at Nexen, beginning with Vice President, Finance in 1997 and CFO in 1998. His career has spanned many financial and operating roles, including professional and leadership roles in corporate finance, planning, business development, exploration and development, and reservoir engineering.

Mr. Romanow has a Bachelor of Engineering degree (with great distinction) and a Master of Business Administration from the University of Saskatchewan. He is also a graduate of Harvard’s Program for Management Development and, in 2007, he completed INSEAD’s Advanced Management Programme. He was recognized as Canada’s “CFO of the Year” in 2007 and in September of the same year received the Petroleum Economist award for “Energy Executive of the Year 2006”.

Mr. Romanow is a board member of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%. He is also on the Advisory Council for the Edwards School of Business at the University of Saskatchewan.

FRANCIS M. SAVILLE, Q.C.

Calgary, Alberta, Canada

Independent

Director since May 10, 1994

Board Chair since April 27, 2005

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Compensation, Oil and Gas, Board, Sustainability

Francis Saville, 72, is Chair of Nexen. He was counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors until January 31, 2010. He joined the firm in 1965 and had an extensive practice in the areas of energy and environmental law, as well as municipal law and land-use planning. He specialized in representing energy corporations in regulatory applications.

Mr. Saville has Bachelor of Arts and Bachelor of Laws degrees from the University of Alberta and he was appointed a Queen’s Counsel in 1984. He holds the ICD.D designation (Institute of Corporate Directors and the Haskayne School of Business).

Mr. Saville is Chair of the board of trustees of the Lester B. Pearson College of the Pacific.

JOHN M. WILLSON

Vancouver, British Columbia, Canada

Independent

Director since Dec. 17, 1996

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Exploration, Compensation, Board, Sustainability, Public Policy/Corporate Relations

John Willson, 71, is a retired mining executive. He was the President and CEO of Placer Dome Inc. from 1993 to 1999. He was President and CEO of Pegasus Gold Inc. from 1989 to 1992 and was with Cominco Limited prior to that. During his career, he worked in Ghana, Greenland, Montana, Washington State, British Columbia and the Northwest Territories.

Mr. Willson was raised in Portugal and England. He holds Bachelor and Master degrees in Mining Engineering from the Royal School of Mines, University of London, England.

Mr. Willson is a member of the board of the YMCA of Greater Vancouver and a director of Garaventa (Canada) Ltd., a private company.

VICTOR J. ZALESCHUK

Calgary, Alberta, Canada

Independent

Director since June 1, 1997

Finance Committee Chair since April 27, 2006

Areas of Expertise:

Strategy/Growth, International, CEO/Senior Officer, Exploration, Compensation, Oil and Gas, Board, Financial, Sustainability, Public Policy/Corporate Relations, Marketing

Vic Zaleschuk, 67, is a retired oil and gas executive. He was the President and CEO of Nexen from 1997 to 2001. He joined Nexen in 1986, as the company was developing operations in Yemen and expanding its international strategy. From 1986 to 1994, he was Senior Vice President, Finance and from 1994 to 1997 he was Senior Vice President and CFO. Prior to Nexen, he worked with Co-Enerco, Dome Petroleum Ltd., Siebens Oil & Gas Ltd. and Hudson’s Bay Oil & Gas Ltd.

Mr. Zaleschuk holds a Bachelor of Commerce degree from the University of Saskatchewan and was designated as a Chartered Accountant in 1967.

Mr. Zaleschuk is Chair of Cameco Corporation and a director of Agrium Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

	Other Public	Type of	Stock
Name	Company Directorships	Company	Exchange	Committee Appointments
Berry	Willbros Group, Inc.	Oil Equipment and Services	NYSE	Compensation Committee Nominating and Corporate Governance Committee

Bertram	Mulvihill Capital Management Funds [1]	Equity Fund	TSX	Independent Review Committee

Flanagan	Canexus Income Fund (Chair)	Chemicals	TSX	—

Jackson	TransCanada Corporation (Chair) [2]	Energy	TSX	–– [3]
	TransCanada PipeLines Limited (Chair) [2]	Energy		–– [3]
	WestJet Airlines Ltd.	Industrials	TSX	Compensation Committee Chair, Safety, Health and Environment Committee

Jenkins	—	—	—	—

McLellan	Agrium Inc.	Agriculture Chemicals	TSX	Audit Committe Environment, Health, Safety & Security Committee
	Cameco Corporation	Industrial Metals/ Minerals	TSX	Human Resources and Compensation Committee Nominating, Corporate Governance and Risk Committee Safety, Health and Environment Committee

Newell	—	—	—	—

O’Neill [4]	Adecco S.A. (Vice Chair)	Human Resources	SWX	Audit Committee Corporate Governance Committee
	BCE Inc. (Chair)	Telecom Services	TSX	—
	Loblaw Companies Limited	Food Retail	TSX	Chair, Audit Committee
	The Bank of Nova Scotia	Money Centre Banks	TSX	Audit and Conduct Committee Corporate Governance and Pension Committee

Romanow	—	—	—	—

Saville	—	—	—	—

Willson	—	—	—	—

Zaleschuk	Agrium Inc.	Agricultural Chemicals	TSX	Chair, Audit Committee Human Resources and Compensation Committee
	Cameco Corporation (Chair)	Industrial Metals/ Minerals	TSX	Reserves Oversight Committee

1      An investment management fund organization managing a series of closed end funds listed on the Toronto Stock Exchange. Mr. Bertram is an audit committee member of each of these funds. See note 4 on page 32 for details on Mr. Bertram’s eligibility for audit committee service.

2                 Board meetings for these two companies are held at the same time.

3                 Mr. Jackson is a non-voting member of the Governance Committee and the Human Resources Committee.

4                 See note 5 on page 32 for details on Mr. O’Neill’s eligibility for audit committee service.

Interlocking Service as at February 28, 2011

In assessing board member independence, we acknowledge these relationships, but are confident that they do not present any actual or perceived conflicts to independence.

Company	Directors in Common	Committees in Common
Agrium Inc.	McLellan	Audit Committee
Zaleschuk

Cameco Corporation	McLellan	None
Zaleschuk

Previous Directorships

The information in the following table represents previous directorships held by our directors over the last five years at public and registered investment companies.

Name	Company
Flanagan	NAL Oil and Gas Trust
Jackson	Cordero Energy Inc., Resolute Energy Inc., Deer Creek Energy Limited
Newell	Canfor Corporation
O’Neill	Dofasco Inc., Ontario Teachers’ Pension Plan Board
Romanow	Canexus Income Fund
Saville	Mullen Transport Inc.
Willson	Finning International Inc., Pan American Silver Corp., Harry Winston Diamond Corp.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

When assessing the appropriateness of each board member to serve on our board, we found that no proposed director is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Nexen) that (i) while acting in that capacity, or subject to an event that occurred while acting in that capacity, resulted in a cease trade order, similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (ii) while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to our knowledge, no proposed director has, within the last 10 years, (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets, or (ii) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for the proposed director.

AREAS OF EXPERTISE

The experience, qualifications and skills of our directors are evaluated annually to ensure that our board composition is appropriate and essential areas of expertise are represented. In 2010, we revised our skills matrix to ensure that our strategic direction is supported by the relevant expertise. Changes to the skills matrix included the addition of a new skill titled Public Policy/Corporate Relations, minor updates to the titles and descriptions of skills, and the formal establishment of attributes required of each director.

Attributes Required of All Board Members

Each director is expected to possess not only the skills and qualifications required to add value to Nexen’s business function, but also the behavioral attributes associated with effective boardroom dynamics and decision-making processes. The eight attributes required of each current and future director are:

Integrity and Accountability	Independent-Mindedness	Business Judgment	Communication
Demonstrates high ethical standards, avoids conflicts of interest, acts in the best interests of Nexen and maintains public confidence and goodwill of Nexen’s shareholders and other stakeholders.	Willingness to formulate or maintain one’s own, or challenge prevailing, opinion and objectivity.	Track record of leveraging one’s own experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight.	Ability to listen carefully, raise questions constructively and encourage and build upon open discussion of key issues.

Teamwork	Commitment	Analytical	Diversity
Works effectively, collaboratively and resiliently with orientation towards resolving conflict and maintaining healthy relationships.	Availability and willingness to travel, attend and contribute to board functions and take leadership roles as required.	Uses conceptual and problem-solving skills to make sound decisions recognizing possible biases in board discussions with an orientation to acquire knowledge.

Contributes to the board in a way that encourages and respects other perspectives and enhances perspectives through their own differences in gender, age, ethnicity, culture, personality, skill, training, educational background and life experience.

Another change made in 2010 was moving diversity from the skills matrix to the list of behavioural attributes.

Directors use the skills matrix to review and self-assess their skills each year. The results are used to enhance the development of the board, assist in the recruiting process and identify potential areas for training or education. Directors indicate their expertise level in each area according to:

1                  no or limited application;

2                  basic application — some limited experience or knowledge in the area, but not at a senior executive level and/or not in the oil and gas industry;

3                  skilled application — significant operational or functional experience or knowledge in the area, but not at a senior executive level; and

4                  expert application — senior executive experience in function, role or knowledge area.

The chart on the following page illustrates which areas each nominee director has indicated they are skilled (3) or have expertise (4). See the Committee Reports on pages 44 through 56 for expertise relevant to each committee.

Number of Nominee Directors
with Skilled or
Specific Skills/Experience Description	Expert Application
Strategic Insight/Leading Growth—Experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant growth.	12
International—Experience working in an organization with global operations and a thorough understanding of different cultural, political and regulatory requirements.	10
CEO/Senior Officer—Experience working as a CEO or senior officer of a large public company or major organization.	12
Exploration—Experience in a major upstream or integrated exploration and production company and a strong knowledge of reservoir assessment and exploration and production techniques. May have formal education in geology, geophysics or engineering.	6
Human Resource Management—Experience in and a thorough understanding of succession planning, talent development and retention and compensation programs, including executive compensation.	11
Oil and Gas—Experience in the oil and gas industry and a strong knowledge of markets, competitors, financial performance, conventional and unconventional business issues, regulatory requirements, technology and reserves.	8
Board—Experience as a board or committee member of a major organization with a current governance mindset.	12
Financial Acumen—Experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Understanding of internal financial controls, and ability to assess the application of International Financial Reporting Standards and/or Canadian or U.S. Generally Accepted Accounting Principles.	9
Sustainable Business Practices—Experience in and a thorough understanding of industry regulations, public policy and the fostering of a corporate culture related to health, safety, environment and social responsibility and other constituents of sound sustainable development practices and reporting and their application to corporate success.	11
Public Policy/Corporate Relations—Experience in or a strong understanding of the workings of government and public policy, including but not limited to the legal and regulatory environments where Nexen is or may be active. May include experience in or a thorough understanding of communication and media perspectives.	11
Marketing—Experience in or a strong understanding of the energy marketing industry and a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues and regulatory concerns.	4

EXPERIENCE AND QUALIFICATIONS

The experience and qualifications of our board members contribute to our success. The wealth of knowledge and depth of understanding of their role and our industry has a profound impact on the way we conduct business. The following chart illustrates which areas our directors have indicated they are skilled or have expertise.

Name	Strategic Insight/ Leading Growth	International	CEO/Senior Officer	Exploration	Compensation (Human Resource Management)	Oil and Gas	Board	Financial Acumen	Sustainable Business Practices	Public Policy/ Corporate Relations	Marketing
Berry	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Bertram	✓		✓		✓		✓	✓
Flanagan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jackson	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Jenkins	✓	✓	✓		✓		✓	✓	✓	✓
McLellan	✓	✓	✓				✓		✓	✓
Newell	✓	✓	✓		✓	✓	✓	✓	✓	✓
O’Neill	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Romanow	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Saville	✓	✓	✓		✓	✓	✓		✓	✓
Willson	✓	✓	✓	✓	✓		✓		✓	✓
Zaleschuk	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Total	12	10	12	6	11	8	12	9	11	11	4

Mr. Berry brings over 36 years of oil and gas exploration experience to his role, including expertise in international affairs and public policy from his work overseas and in his capacity as an executive of a global energy company. He has Bachelor and Masters of Science degrees in Petroleum Engineering. Mr. Berry was responsible for understanding the financial reporting of exploration and production and finance managers reported directly to him on a functional basis and is considered a financial expert. This executive level experience and his standing committee membership on the Compensation Committee at Willbros Group, Inc. give him an extensive background in compensation matters.

Mr. Bertram has a proven track record for managing and leading growth as an executive for a large pension fund. In this role, Mr. Bertram brought an extensive knowledge of the regulatory environments of those industries in which the funds were invested. He has a Masters of Business Administration, a chartered financial analyst designation and is considered a financial expert with almost 40 years experience in financial roles. As Chair of the Strategic Committee of a leading independent governance analysis and proxy voting firm and a recipient of the ICD.D designation, Mr. Bertram brings considerable knowledge to his role in the areas of governance and board. Mr. Bertram has been involved at the board level of non-public companies and not-for-profit organizations for several years. His standing committee service on these boards and as a Compensation Committee member, provide him with substantial experience on compensation matters.

Mr. Flanagan has been a member of the board for the past 11 years. He brings over 40 years of oil and gas and exploration experience, including several years in senior executive roles, including CFO, CEO and Executive Chair. During his career he was involved in all phases of several overseas projects. Mr. Flanagan’s education and experience in the areas of accounting and finance qualify him as a financial expert. He has served on several standing committees giving him extensive experience in the areas of compensation, board and sustainable business practices. Mr. Flanagan brings a diverse background through his international work and varied skills and experience at the board level for both for-profit and not-for-profit sectors.

Mr. Jackson has been a member of the board for the past ten years. He brings over 35 years of oil and gas experience to his role and held several senior executive and board positions, including President and Chair of the Board. In this capacity, he was exposed to a broad range of business issues and developed expertise in marketing, sustainable business practices and board matters. He has a Bachelor of Science degree in Engineering. Mr. Jackson’s board and standing committee memberships at Nexen and other public companies give him expertise in the areas of compensation, governance and board. He was the recipient of the 2010 Institute of Corporate Directors Fellowship Award recognizing his outstanding contributions to Canadian enterprises by bringing sound governance leadership to his roles. Mr. Jackson has been a member of our Compensation Committee since 2001.

Mr. Jenkins has served as a board member since 1996. He brings a wealth of knowledge and practical experience to his role on the board and standing committees. He received his Bachelor of Laws from the University of Alberta and is a graduate of the Harvard Business School. Mr. Jenkins held several senior executive positions in large corporations over the past 25 years and is currently President and CEO of World Vision International. He served as a member of the Finance and Audit Committees for the past 11 years and 12 years, respectively, and has chaired both committees during his tenure. Mr. Jenkins’ education and experience qualify him as a financial expert. Mr. Jenkins is also the Chair of the Compensation and Human Resources Committee.

Ms. McLellan brings diverse, senior executive and policy making experience and an understanding of government regulatory matters to her role. This experience is through her tenures as a law school professor and associate dean, Deputy Prime Minister of Canada, Attorney General of Canada, Member of Parliament, counsel for a leading Canadian law firm, Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies, and as a board member of public companies. Ms. McLellan has a Bachelor of Arts and Bachelor and Masters of Laws degrees. Her board and standing committee memberships at Nexen and other public companies give her a solid background in the areas of governance and sustainable business practices.

Dr. Newell is a proven corporate and community leader. He holds a Masters of Science in Management Studies, is an Officer of the Order of Canada, a member of the Alberta Order of Excellence and has Honorary Doctorates degrees from four Canadian universities and one from the Northern Alberta Institute of Technology. He has also been honoured by many other organizations whose interests lie in business leadership, education, youth development and public policy. Dr. Newell brings several years of oil and gas experience to his role including 14 years as CEO of the world’s largest producer of crude oil from oil sands. Under his leadership, the company became an increasingly significant source of energy supply for the entire nation, and a model of a reliably operated, environmentally efficient, socially responsible corporation. As President of the Alberta Chamber of Resources in the mid 1990s, Dr. Newell was instrumental in developing a comprehensive new energy vision for Canada, which led to the large-scale expansion now underway in the oil sands industry. In 2003, he was selected as Energy Person of the Year by the Energy Council of Canada and in 2010 he was inducted into The Canadian Petroleum Hall of Fame. Dr. Newell’s storied career has given him extensive experience in the areas of compensation and financial acumen.

Mr. O’Neill has a proven track record for strategic insight and leading growth as a senior executive and Chair for a large global accounting firm. Mr. O’Neill has a Bachelor of Commerce degree, is a chartered accountant, a Fellow of the Institute of Chartered Accountants of Ontario and is considered a financial expert with over 40 years experience in financial roles. He worked in Brussels to broaden his international experience and serviced numerous multinational companies. As a member of the board and standing committee memberships at Nexen and other public companies, he brings a wealth of knowledge to his role in the areas of board, compensation, oil and gas, public policy and marketing. In 2008, he was the recipient of the Institute of Corporate Directors Fellowship Award recognizing his outstanding contributions to Canadian enterprises by bringing sound governance leadership to his roles.

Mr. Romanow brings a wealth of knowledge and practical experience to his role on the board. He has a Bachelor of Engineering degree, with great distinction, and a Masters of Business Administration. He held several senior executive positions and leadership roles in corporate finance, planning, business development, marketing, exploration and development, and reservoir engineering, and is currently the President and CEO of Nexen. Mr. Romanow has a proven track record for strategic insight and leading growth and was the recipient of Canada’s “CFO of the Year” for 2007 and “Energy Executive of the Year” for 2006. Mr. Romanow’s service on two public boards and one private board and his varied career has given him a solid background in the areas of board, compensation, public policy and sustainable business practices and enabled him to bring a broad, diverse perspective.

Mr. Saville has served as a board member since 1994. He is a former senior partner and counsel for a large national law firm. His leadership roles at the law firm compiled with over 40 years of energy and environmental regulatory law experience, give him considerable knowledge and leadership for his role on the board and its standing committees including expertise in public policy and sustainable business practices. He has Bachelor of Arts and Bachelor of Laws degrees and is a recipient of the ICD.D designation. Mr. Saville is a recognized leader in corporate governance, and a speaker and author on corporate governance, international and Canadian resources law and on integrity in law, business and government. His past board and standing committee membership on the Governance and Compensation Committee of a public company, coupled with his participation on Nexen’s Corporate Governance and Nominating Committee and Compensation and Human Resources Committee for the past 12 years and 8 years, respectively, give him a solid background in the areas of board and compensation. Mr. Saville was Chair of the Governance Committee for four years during this time, and has also been a member of the Health, Safety, Environment and Social Responsibility Committee for the past 16 years of which he chaired for over two years.

Mr. Willson has served as a board member for the past 14 years and brings a wealth of knowledge and practical experience to his role on the board and standing committees. He was educated in Portugal and England receiving a Masters degree in Mining Engineering. Mr. Willson held several senior executive positions in the mining business over the past 40 years and his work has taken him to live in Ghana, the United States, Canada and Greenland. He served as a member of the Finance Committee for eight years and has served on the Audit Committee for the past four years, giving him a sound understanding of accounting and financial matters. His board and committee service over the years at Nexen and other public companies, including 10 years on our Compensation Committee—seven years as the Chair, give him a solid background in the areas of board and compensation. Mr. Willson’s career as a mining executive and his participation as a member of the Health, Safety, Environment and Social Responsibility Committee for 10 years has provided him with extensive experience in these areas. He has been a member of the Reserves Committee for the past 11 years of which he chaired for three years.

Mr. Zaleschuk brings over 30 years of oil and gas and financial experience to his role. He has a Bachelor of Commerce degree, is a chartered accountant and held several senior executive positions at global energy companies, including his position as President and CEO of Nexen from 1997 to 2001. These leadership roles provide him with significant knowledge in the areas of finance, exploration and marketing. Mr. Zaleschuk is Chair of the Audit Committee for a public company, Chair of Nexen’s Finance Committee and is considered a financial expert. His board and standing committee memberships at Nexen and other public companies give him a solid background in the areas of board, compensation, public policy and sustainable business practices.

PERFORMANCE EVALUATION PROCESS

The board and management work together to foster continuous, open and honest communication, where concerns are brought forward and dealt with as they occur. In this spirit, the performance evaluation is seen as an opportunity to formally examine board effectiveness, determine board membership and establish goals for continuous development. Questionnaires and interviews covering self, peer and 360º reviews are used to assess the six performance components: overall board, committees, board chair, committee chairs, individual and peer. The criteria used to assess performance incorporates best practices and relevant board and Committee mandates and position descriptions. The annual performance evaluation process takes place as follows:

Approve performance evaluation process

September	Consultation with Dr. Richard Leblanc, Assistant Professor of Corporate Governance, York University, on emerging governance trends that could be explored in the performance evaluation.

October	At the recommendation of the Board Chair and Governance Committee Chair, the Governance Committee reviews and approves the performance evaluation and process.

Complete online evaluations

October – November	Management Questionnaire	Director Questionnaire
	Each member of management assesses the performance of the overall board, individual committees, the board chair and committee chairs.	Each director assesses the performance of the overall board, individual committees, the board chair, committee chairs, self and peer.

	They each provide feedback on relationships held collectively, and individually, with the board and the committees to which they report.	They each provide feedback on the major areas of risk management, executive compensation, strategic planning, corporate governance and CEO performance, compensation and succession planning.

Analyze data

November – December

Confidential responses are analyzed by Dr. Richard Leblanc. He provides a full report to the Governance Committee Chair and the Board Chair. The report includes the quantitative scores and all qualitative commentary. To maintain anonymity, individual directors or members of management are not identified.

Prepare for interviews

December	Dr. Richard Leblanc provides a summary report to each director for interview preparation.

Conduct interviews

December – January	Each director and member of management is invited by the Board Chair to have a formal confidential interview.

	Management Interviews (December)	Director Interviews (January)
	Discuss, as appropriate, board and management relations, board preparedness, contributions to meetings and matters highlighted by Dr. Leblanc’s summary report.	Discuss, as appropriate, matters resulting from the management questionnaires and interviews, as well as matters highlighted by Dr. Leblanc’s summary report.

Report findings

February

The Board Chair and the Governance Committee Chair present a full report to the Governance Committee and the board. Consideration is made for changes to composition of the board, its committees, chairs or board processes in light of the results. Management is advised of recommendations, including the areas where education has been requested.

INDEPENDENCE AND BOARD COMMITTEES

The board affirmed director independence under our categorical standards for director independence (categorical standards), attached as Schedule C (page 102), which were adopted in 2003 and most recently amended on February 16, 2011. Our categorical standards meet or exceed the requirements set out in National Policy 58-201—Corporate Governance Guidelines, National Instrument 52-110—Audit Committees, National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities, the SEC rules and regulations, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the NYSE rules. See page 94 for details on the process to determine director independence.

Mr. Romanow is not independent as he is Nexen’s President and CEO.

Ms. McLellan has been counsel with Bennett Jones LLP (BJ), Barristers and Solicitors, Edmonton, Alberta since June 27, 2006. BJ provided legal services to us in each of the last five years. Legal fees paid to BJ represents less than 3.5% of all legal fees paid by Nexen in 2010. Ms. McLellan does not solicit or participate in those services, does not receive any fees we pay to BJ, nor is she a partner or an employee of the firm. She is independent under our categorical standards.

Mr. Saville was counsel with Fraser Milner Casgrain LLP (FMC), Barristers and Solicitors, Calgary, Alberta from February 1, 2004 to January 31, 2010. Prior to that time, he was a senior partner of the firm. FMC provided legal services to us in each of the last five years. Mr. Saville has no connection with the firm since January 31, 2010. He is independent under our categorical standards.

We have not had an executive committee of the board since July 11, 2000.

Committees (Number of Members)
	Audit [1,2]	Compensation [1]	Governance [1]	Finance [1]	HSE & SR 1	Reserves [1]
	(6)	(7)	(7)	(7)	(7)	(7)
Management Director—Not Independent
Marvin F. Romanow
Independent Outside Directors
William B. Berry [3]	✓	✓			✓	Chair
Robert G. Bertram [3,4]	✓		✓	✓
Dennis G. Flanagan [3]	✓			✓	✓	✓
S. Barry Jackson		✓	Chair	✓		✓
Kevin J. Jenkins [3]	✓	Chair	✓	✓
A. Anne McLellan, P.C., O.C.		✓	✓	✓	✓
Eric P. Newell, O.C.	✓		✓		Chair	✓
Thomas C. O’Neill [3,5,6]	Chair	✓	✓			✓
Francis M. Saville, Q.C.		✓	✓	✓	✓
John M. Willson		✓			✓	✓
Victor J. Zaleschuk				Chair	✓	✓

1                 All members are independent. All Audit Committee members are independent and financially literate under additional regulatory requirements applicable to them.

2                 Experience of the members of the Audit Committee that indicates an understanding of the accounting principles we use to prepare our financial statements is shown in their biographies on pages 17 through 22.

3                 Audit committee financial expert under US regulatory requirements.

4                 Mr. Bertram is a board member and participates in the audit committee function for six exchange-listed funds. The funds are related managed entities and limited in business purpose as investment funds. They are restricted to a mandate of a limited number of specific securities and dealt with as a group, making preparation and review time significantly less than would be associated with a single full-operating business. The board has considered and determined that Mr. Bertram’s participation in these funds does not impede his ability to fully carry out his duties as a Nexen director and committee member.

5                 The board has determined that Mr. O’Neill’s service on the audit committees of three other public companies does not impair his ability to serve as Chair of Nexen’s Audit Committee. The board considered that Mr. O’Neill has over 30 years of experience as a chartered accountant and, since retiring as Chair of PwC Consulting in 2002, his only business commitments are to the boards and committees on which he serves.

6                 The board extended Mr. O’Neill’s Audit Committee Chair term to provide continuity in leadership in light of recent changes to committee membership and IFRS conversion.

MEETING ATTENDANCE

Directors are expected to attend the AGM and all of them were at the 2010 AGM.

Directors strive for attendance at all board and committee meetings and are expected to attend at least 75% of meetings held in the year. In 2010, the board and committee attendance rate averaged 99% and the number of meetings held in the year is set out in the table below. To date in 2011, ten meetings have been held and the attendance rate for these meetings is 100%.

Directors have a standing invitation to attend all committee meetings, regardless of membership. They are specifically invited to attend the succession plan review by the Compensation Committee. In 2010, all directors were invited to attend the Audit Committee and Reserves Committee meetings where presentations on International Financial Reporting Standards (IFRS) and SEC reserves rules, respectively, were given.

	Board Meetings		Committee Meetings
Name	Attended in 2010 [1]		Attended in 2010
Romanow [2]	7 of 7	100%	—	—
Berry	7 of 7	100%	17 of 17	100%
Bertram	7 of 7	100%	16 of 16	100%
Flanagan	7 of 7	100%	17 of 17	100%
Jackson	7 of 7	100%	20 of 20	100%
Jenkins	7 of 7	100%	21 of 21	100%
McLellan [3]	6 of 7	86%	21 of 21	100%
Newell	7 of 7	100%	19 of 19	100%
O’Neill [3]	7 of 7	100%	19 of 20	95%
Saville (Chair)	7 of 7	100%	21 of 21	100%
Willson	7 of 7	100%	17 of 17	100%
Zaleschuk	7 of 7	100%	14 of 14	100%
Total	83/84	99%	202/203	99%

1                 There were five regularly scheduled board meetings in 2010. There were two special board meetings held by telephone conference call.

2                 Mr. Romanow was not a member of any committee of the board.

3                 The director was unable to attend a meeting for good reason. If able to attend, his/her meeting attendance would have been 100%. For the purpose of our analysis, “for good reason” is a family or medical emergency situation or a special meeting that conflicts with a previously scheduled commitment that cannot be changed. Directors unable to attend a meeting receive in advance all the materials on the business to be considered. The director’s views would be communicated to the chair prior to the meeting, or if applicable, the director’s dissenting view would be communicated to the chair prior to the meeting.

Sessions Without Management and Meetings Held

Sessions without management are held at each regularly scheduled board and committee meeting. At each special board or committee meeting, the directors determine whether or not there is reason to hold a session without management present. The chair presides over these sessions and informs management what was discussed and if any action is required. In 2010, sessions without management were held at all board and committee meetings. From January 1 to February 28, 2011, ten meetings were held and nine had sessions without management.

Sessions Without Management in 2010/Meetings Held
Board/Committee	Regular	Special	Overall
Board	5/5	2/2	7/7
Audit Committee	5/5	—	5/5
Compensation Committee	5/5	1/1	6/6
Governance Committee	5/5	—	5/5
Finance Committee	5/5	—	5/5
HSE & SR Committee	5/5	—	5/5
Reserves Committee	3/3	1/1	4/4
Total	33/33	4/4	37/37

DIRECTOR COMPENSATION

Nexen provides all non-executive directors with a comprehensive compensation package of annual cash retainers, meeting fees and equity-based awards in the form of deferred share units (DSUs). The package provides competitive remuneration for the increasing responsibilities, time commitments and accountability of board members. The CEO is the only management director and he receives no director compensation. Management, the Compensation Committee and the board regularly review the compensation for competitiveness against a peer group of major Canadian-based oil and gas and pipeline companies. This compensation peer group is a subset of our compensation peer group for executives, which focuses on the independent Canadian companies:

Canadian Natural Resources Limited	Imperial Oil Limited
Enbridge Inc.	Suncor Energy Inc.
Encana Corporation	Talisman Energy Inc.
Husky Energy Inc.	TransCanada Corporation

Non-executive directors may choose certain benefits coverage at Nexen’s expense, including basic life insurance, extended health care, dental, business travel accident insurance and reimbursement of provincial health care premiums (in certain jurisdictions). Mr. Zaleschuk, a former CEO of Nexen, is a retiree in Nexen’s pension plan. His pension benefit is for previous employee service.

Eligible directors may elect to receive all or part of their fees in DSUs. See page 37 for more information on DSUs.

Director Compensation Strategy

Our director compensation strategy is generally consistent with our strategy for executives. It revolves around the following areas:

•    attracting, engaging and retaining qualified talent to serve on our board and contribute to our overall success;

•    aligning their interests with those of our shareholders by requiring them to hold at least 18,000 shares within three years of their appointment, and receive 100% of their annual cash retainer in DSUs until they meet our share ownership guideline;

•    offering total compensation that is competitively positioned against the peer group including retainers, meeting fees and equity-based  compensation; and

•    ensuring programs are not designed to encourage excessive risk taking.

Share Ownership Guideline

One way our directors demonstrate their commitment to Nexen’s success is through share ownership. On February 17, 2010, the board approved an amended guideline which requires directors to currently own or control at least 18,000 shares. Share ownership includes shares and DSUs accumulated from the annual grant and those received in lieu of fees. Directors must accumulate these shares or DSUs within three years of their appointment. The 18,000 shares they are required to own or control is intended to represent at least three times both the base annual board retainer of $35,000 and the value of the base annual DSU grant.

The guideline will be reviewed every three years by the Governance Committee to determine if an increase is needed, and compliance with the guideline will be reviewed annually. Newly-appointed directors, if eligible, are required to take 100% of their annual retainer in DSUs until the guideline is met. If there is an increase in the guideline which results in a director falling out of compliance with the requirement, he or she will have 18 months to meet the threshold again.

All directors surpass this guideline. See the table on page 38 for details of each director’s alignment with the guideline.

Retainers and Fees

Annual board and committee retainers are paid in quarterly installments and pro-rated for partial service. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid when a non-executive director travels outside his or her home province or state, or travels more than three hours, round trip, to attend a Nexen meeting or site visit. Nexen also reimburses them for out-of-pocket travel expenses. There were no increases to director retainers or fees approved for 2011.

	2010		2011
Board Chair Retainer	250,000	[1]	250,000	[1]
Board Member Retainer	35,000		35,000
Audit Committee Chair Retainer	19,700		19,700
Other Committee Chair Retainer	5,300		5,300
Committee Member Retainer	9,100		9,100
Board and Committee Meeting Fees (per meeting attended)	1,800		1,800

1                 The Board Chair is paid only this retainer and the travel allowance, where applicable. He does not receive any other retainers or meetings fees.

Director Compensation Table

	Total	DSU	All Other		Total
	Fees Earned [1]	Awards [2]	Compensation [3]		Compensation
Name	($)	($)	($)		($)
Berry	122,600	110,650	1,977		235,227
Bertram	111,200	110,650	2,853		224,703
Flanagan	114,567	110,650	185,058	[4]	410,275
Jackson	129,800	110,650	12,022		252,472
Jenkins	133,100	110,650	10,912		254,662
McLellan	124,500	110,650	7,317		242,467
Newell	128,000	110,650	13,997		252,647
O’Neill	145,400	110,650	10,271		266,321
Romanow	—	—	—		—
Saville	253,000	243,430	10,974		507,404
Willson	117,800	110,650	11,946		240,396
Zaleschuk	109,900	110,650	8,614		229,164
Total	1,489,867	1,349,930	275,941		3,115,738

1                 Includes all retainers, travel allowance and meeting fees, including those paid in DSUs.

2                 The grant date fair value of DSUs granted on December 6, 2010, based on the closing market price of Nexen common shares on the TSX on December 3, 2010, of $22.13 per share. See page 37 for details.

3                 The total value of perquisites provided to each non-executive director is less than both $50,000 or 10% of total fees, and is not included in this column. Amounts reflect life insurance premiums paid by Nexen, reinvested dividends earned in 2010 valued at the closing market price of Nexen common shares on the TSX on the payment dates and Canexus fees as set out in note 4.

4                 Mr. Flanagan is the Board Chair of Canexus and was paid fees of $107,500, received deferred trust units of Canexus valued at $47,040 and distributions on his trust units of $22,299 in 2010. The total is included in this column.

The information in this table is supplementary to the previous table. It provides a breakdown of the total fees earned based on the retainers and fees listed on page 35 and a breakdown of the fees credited in DSUs.

			Annual								Total Fees
	Annual	Annual	Committee		Board	Committee			Total Fees		Earned
	Board	Committee	Chair		Meeting	Meeting	Travel	Total Fees	Credited in DSUs [1]		in Cash
Name	Retainer	Retainers	Retainer		Fees	Fees	Allowance	Earned	($)	(%)	($)
Berry	35,000	33,367	3,533		12,600	30,600	7,500	122,600	—	—	122,600
Bertram	35,000	27,300	—		12,600	28,800	7,500	111,200	103,700	93%	7,500
Flanagan	35,000	33,367	—		12,600	30,600	3,000	114,567	—	—	114,567
Jackson	35,000	36,400	5,300		12,600	36,000	4,500	129,800	125,300	97%	4,500
Jenkins	35,000	36,400	5,300		12,600	37,800	6,000	133,100	—	—	133,100
McLellan	35,000	36,400	—		10,800	37,800	4,500	124,500	74,200	60%	50,300
Newell	35,000	36,400	5,300		12,600	34,200	4,500	128,000	123,500	96%	4,500
O’Neill	35,000	36,400	19,700	[2]	12,600	34,200	7,500	145,400	—	—	145,400
Romanow	—	—	—		—	—	—	—	—	—	—
Saville	250,000	—	—		—	—	3,000	253,000	—	—	253,000
Willson	35,000	30,333	1,767		12,600	30,600	7,500	117,800	62,700	53%	55,100
Zaleschuk	35,000	27,300	5,300		12,600	25,200	4,500	109,900	—	—	109,900
Total	600,000	333,667	46,200		124,200	325,800	60,000	1,489,867	489,400		1,000,467

1                 Details of DSU holdings are set out in the table on page 38.

2                 Mr. O’Neill is the Audit Committee Chair.

Incentive Plan Awards—Deferred Share Units

Nexen has two DSU plans. Under the first plan, eligible directors may elect annually to receive all or part of their fees in DSUs, rather than cash. The second plan was implemented in 2003 and replaced stock options as the equity-based vehicle to align director and shareholder interests. As part of the annual review of director compensation, in December 2010 the annual DSU grant for the Board Chair increased from 8,000 to 11,000 DSUs. The increase was to ensure continued competitiveness of total compensation against our peer group.

DSUs provide directors with a stake in Nexen while they serve on the board. DSUs do not have voting rights as there are no shares underlying the plans. A DSU is a bookkeeping entry that tracks the value of one Nexen common share. When cash dividends are paid on our common shares, eligible directors are credited DSUs equal to the dividends. All DSUs vest at the time of grant; however, they accumulate over a director’s term of service and are only paid when the director leaves the board. Then, at Nexen’s option, payments may be made in cash or in Nexen common shares purchased on the open market.

The following DSUs were granted in 2010:

		DSUs	Base Price [1]	Value of DSUs [2]
Position	Grant Date	(#)	($)	($)
Board Chair	Dec. 6, 2010	11,000	22.13	243,430
Other Non-executive Directors	Dec. 6, 2010	5,000	22.13	110,650

1                 The closing market price of a Nexen common share on the TSX on December 3, 2010.

2                 The number of DSUs times the base price.

Incentive Plan Awards—TOPs Exercised or Exchanged and Awards Vested During 2010

Directors are required to comply with our trading policy described on page 82. In 2010, 380,000 tandem options (TOPs) were exercised or exchanged by the non-executive directors and all exercises or exchanges of TOPs occurred within 11 months of expiry. We ceased granting TOPs to non-executive directors in 2003. All TOPs held by non-executive directors reached their expiry periods in 2010. Non-executive directors are granted share-based awards under the DSU plan. The DSUs vest at the time of grant. We do not award directors non-equity incentive plan compensation under other long-term incentive plans, as these terms are used in applicable disclosure requirements.

					Non-Equity
					Annual Incentive
	TOPs Awards		DSU Awards		Plan Compensation
	Exercised or	Value	Vested	Value Vested	Value Earned
	Exchanged	Realized [1]	in 2010	in 2010 [2]	During the Year
Name	(#)	($)	(#)	($)	($)
Berry	—	—	5,000	110,650	—
Bertram	—	—	5,000	110,650	—
Flanagan	20,000	271,100	5,000	110,650	—
Jackson	—	—	5,000	110,650	—
Jenkins	60,000	792,300	5,000	110,650	—
McLellan	—	—	5,000	110,650	—
Newell	—	—	5,000	110,650	—
O’Neill	—	—	5,000	110,650	—
Saville	60,000	813,300	11,000	243,430	—
Willson	—	—	5,000	110,650	—
Zaleschuck [3]	240,000	3,570,000	5,000	110,650	—
Total	380,000	5,446,700	61,000	1,349,930	—

1                 Reflects the closing price at the time of the exercise or exchange, minus the exercise price, times the number of TOPs exercised or exchanged.

2                 Reflects the grant date fair market value of DSUs granted on December 6, 2010.

3                 Mr. Zaleschuk’s TOPs value realized is apportioned to executive compensation, not director compensation.

Incentive Plan Awards—TOPs Holdings and Value of In-the-Money TOPs

Non-executive directors have not received TOPs as equity-based compensation since 2002. In 2010, all of these TOPs reached their expiry periods leaving no information to be reported in this section.

EQUITY OWNERSHIP AND CHANGES FROM MARCH 1, 2010 TO FEBRUARY 28, 2011

	March 1, 2010			February 28, 2011			Year over Year Change			Equity at Risk or February 28, 2011
										Total		Meets or
	Shares	TOPs [1]	DSUs	Shares	TOPs [1]	DSUs	Shares [2]	TOPs	DSUs [3]	Equity [4]	Value	Exceeds
Name	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)	($) [5]	Guideline [6]
Berry	—	—	10,064	10,000	—	15,165	10,000	—	5,101	25,165	667,124	Exceeds
Bertram	16,000	—	13,749	16,000	—	23,484	—	—	9,735	39,484	1,046,721	Exceeds
Flanagan	31,264	20,000	41,053	51,264	—	46,433	20,000	(20,000)	5,380	97,697	2,589,947	Exceeds
Jackson	72,000	—	59,303	72,000	—	70,485	—	—	11,182	142,485	3,777,277	Exceeds
Jenkins	12,540	60,000	54,322	12,610	—	60,349	70	(60,000)	6,027	72,959	1,934,143	Exceeds
McLellan	300	—	36,226	300	—	44,456	—	—	8,230	44,756	1,186,482	Exceeds
Newell	12,000	—	69,148	12,000	—	80,343	—	—	11,195	92,343	2,448,013	Exceeds
O’Neill	16,000	—	51,117	16,000	—	57,190	—	—	6,073	73,190	1,940,267	Exceeds
Romanow [7]	207,120	766,100	—	233,340	845,250	—	26,220	79,150 [8]	—	1,078,590	8,339,962	n/a	[9]
Saville	59,864	60,000	54,628	119,864	—	66,144	60,000	(60,000)	11,516	186,008	4,931,072	Exceeds
Willson	15,055	—	59,503	15,055	—	67,338	—	—	7,835	82,393	2,184,238	Exceeds
Zaleschuk	203,371	—	42,841	203,606	—	48,238	235	—	5,397	251,844	6,676,384	Exceeds
Total	645,514	906,100	491,954	762,039	845,250	579,625	116,525	(60,850)	87,671	2,186,914	37,721,630

1                 Total TOPs granted, vested and unexercised.

2                 Changes from accumulations under dividend reinvestment plan, employee savings plan, exercise of TOPs for shares or direct share purchases, sales or donations.

3                 Includes December 6, 2010 grants valued at $22.13 per DSU of 5,000 DSUs to each non-executive director, except for Mr. Saville who was granted 11,000 DSUs as Board Chair, and DSUs paid in lieu of cash fees.

4                 Total shares, vested TOPs and DSUs held by each director on February 28, 2011.

5                 Reflects the market value of common shares, vested TOPs and DSUs using the closing market price of Nexen shares on the TSX on February 28, 2011 of $26.51 per share.

6                 Share ownership guideline is 18,000 shares accumulated within three years of appointment.

7                 Mr. Romanow’s TOPs are granted as executive compensation, not director compensation.

8                 Includes 403,150 TOPs that vested, less 200,000 exercised or exchanged and 124,000 expired, since March 1, 2010.

9                 As a management director, this guideline is not applicable to Mr. Romanow. See page 74 for his share ownership guideline as CEO.

DIRECTOR EDUCATION

Another way our directors demonstrate their commitment to Nexen’s success is through their willingness to learn and engaging in continuing education. Continuing education helps them update their skills and knowledge of Nexen and stay informed about issues relevant to our business. Below is a list of the courses, seminars, conferences, site visits and in-house presentations our directors attended in 2010.

2010	Topic	Presented/Hosted By	Attended By
Jan. 14	Roundtable discussion on executive compensation and say on pay	Canadian Society of Corporate Secretaries (CSCS)	Bertram
Jan. 19	The business case for systematic risk management	Tapestry Networks Ernst & Young	O’Neill
Feb. 1	Petroleum Industry Research Associates	PIRA Energy Group	Berry	Newell	Saville
	(PIRA) market update		Bertram	O’Neill	Willson
			Jackson	Romanow	Zaleschuk
McLellan
Feb. 5	Mergers and acquisitions: how to do it in a down economy	Institute of Corporate Directors (ICD)	McLellan
Feb. 17	IFRS update	Brendon Muller, Controller	All directors
Feb. 17	Corporate governance and securities regulatory update	Eric Miller, Senior VP, General Counsel and Secretary	All directors
Feb. 17	Say on pay update	Eric Miller	All directors
Feb. 17	Natural gas market overview	Jen Snyder, Head of North American Gas Research, Wood Mackenzie Research and Consulting	All directors
Feb. 17	Climate change update	Eric Miller	All directors
Feb. 18	Yemen security update	Paul Nelson, Director, Global Security	All directors
Feb. 18	Long Lake facility and reservoir performance	James Arnold, Senior VP, Synthetic Crude	All directors
April 7 to 9	Excellence in the boardroom	Rotman School of Management, University of Toronto and the ICD	Bertram
April 8	PIRA market update	PIRA Energy Group	Berry	Romanow	Willson
			Bertram	Saville	Zaleschuk
April 26	IFRS update	Brendon Muller	All directors
April 26	Corporate governance and securities regulatory update	Eric Miller	All directors
April 26	Dispersion modeling PSM case study–Long Lake	James Arnold	All directors
April 26	Foreign Corrupt Practices Act update	Eric Miller	All directors
April 26	Learnings from INSEAD presentation	Gary Nieuwenburg, Executive VP, Canada Una Power, Senior VP, Corporate Planning and Business Development	All directors
May 6 to 7	Policy challenges for a commodity-based economy	University of Alberta in cooperation with C.D. Howe Institute	Saville
May 17	Gulf of Mexico update	Marvin Romanow, President and CEO	Berry	Jenkins	Saville
		Brian Reinsborough, Senior VP, U.S. Oil and Gas	Bertram	Newell	Willson
			Flanagan	O’Neill	Zaleschuk
			Jackson	Romanow
June 10	The audit committee’s relationship with the CFO, the finance organization and the CEO	Tapestry Networks Ernst & Young	O’Neill
July 6	PIRA market update	PIRA Energy Group	Bertram	Romanow	Willson
			McLellan	Saville	Zaleschuk
O’Neill
July 14	IFRS update	Brendon Muller	All directors
July 14	Corporate governance and securities regulatory update	Eric Miller	All directors
July 14	Gulf of Mexico update	Brian Reinsborough Catherine Hughes, VP, Operational Services, Technology and Human Resources	All directors

2010	Topic	Presented/Hosted By	Attended By
July 14	Process safety management	Richard Jensen, VP,	Berry	Newell	Zaleschuk
	program charter	Middle East, South America and Africa	Flanagan	Saville
		Kelly Kowalchuk, VP, Health, Safety, Environment and Social Responsibility (HSE&SR)	McLellan	Willson
July 14	Communication initiatives in various sectors including the oilsands	Bruce Anderson, Senior Associate of Harris Decima	All directors
Aug. 3	IFRS training	Agrium Inc.	Zaleschuk
Sept. 24	UK operations update	Dale Moore, Manager, Regional Operations	Romanow
Sept. 24	UK/Europe overview, Buzzard platform	Phil Oldham, VP, Europe	Berry	Jackson	Romanow
to 25	tour and Ettrick flyover		Bertram
Oct. 7 to 8	Annual boardroom summit	Corporate Board Member Magazine and NYSE	McLellan	Zaleschuk
Oct. 12	Audit committee oversight of fraud	Tapestry Networks	O’Neill
	and other corporate malfeasance	Ernst & Young
Oct. 14	The board’s role in a transformed	Deloitte & Touche	O’Neill
world of government regulation
Oct. 27	IFRS update	Brendon Muller	Berry	Flanagan	Newell
			Bertram	Jenkins	O’Neill
Oct. 27	Corporate governance and securities regulatory update	Eric Miller	All directors
Oct. 27	Deepwater Horizon–BP report	Brian Reinsborough	All directors
Oct. 27	Public perspective of the oilsands as a result of the CAPP communications initiative	Pierre Alvarez, VP, Corporate Relations	All directors
Nov. -	Foreign Corrupt Practices Act	Willbros Group, Inc.	Berry
Nov. 4	IFRS training	Cameco Corp.	Zaleschuk
Nov. 10	Corporate governance issues on the transition to IFRS webinar	Thomas O’Neill, Nexen director Sarah Davis, CFO Loblaw Companies Limited Geoff Leverton, Partner in Advisory Services of PricewaterhouseCoopers LLP	O’Neill
Nov. 22	PIRA market update	PIRA Energy Group	Berry	Jenkins	Romanow
			Flanagan	McLellan	Saville
Nov. 30	Executive compensation for 2011: new challenges and opportunities	Hugessen Consulting Inc.	McLellan
Dec. 6	US energy policy	J. Robinson West, President and CEO of PFC Energy	All directors
Dec. 6	IFRS update	Brendon Muller	Berry	Flanagan	Newell
			Bertram	Jenkins	O’Neill
Dec. 6	Corporate governance and securities regulatory update	Eric Miller	All directors
Dec. 7	Gulf of Mexico exploration	Ron Manz, VP, Exploration and Appraisal,	Berry	McLellan	Saville
		U.S. Oil and Gas	Flanagan	Newell	Willson
		Paul Ensign, Geophysicist	Jackson	Romanow	Zaleschuk
Dan Denson, Geologist
Dec. 7	Technical assurance	Rowland Burno, VP, Technical Assurance	Berry	McLellan	Saville
		John Wagner, Chief Geologist	Flanagan	Newell	Willson
		Diana Bustamante, Sr. Reservoir Modeler Tim Altum, Sr. Geo Modeler	Jackson	Romanow	Zaleschuk
Dec. 7	Real time operation center	Rick Johnston, VP, Drilling and Completions	Berry	McLellan	Saville
		Richard Redhead, Global Oil and Gas	Flanagan	Newell	Willson
		Operations Manager Eric Kubera, Operations Geophysicist	Jackson	Romanow	Zaleschuk
Dec. 7	US Oil and Gas drilling program	Rick Johnston	Berry	McLellan	Saville
		George Coltrin, Wells Engineering Manager	Flanagan	Newell	Willson
		Leah Hurd, Drilling Engineering Lead	Jackson	Romanow	Zaleschuk
Herb Mayo, Drilling Superintendent Eddie Dore’, Wells Operations Manager
Various dates	IFRS updates	Deloitte & Touche Ernst & Young KPMG PricewaterhouseCoopers	O’Neill
Jan. 21, 2011	Annual Integrity Statement of Compliance	Nexen online	All directors

COMMITTEE REPORTS

HIGHLIGHTS

AUDIT COMMITTEE

The Audit Committee assists the board in overseeing accounting and financial reporting controls, audit processes and implementation of the code of ethics.

The Committee reviews the financial statements, MD&A, AIF and Form 40-F and recommends them to the board for approval.

Audit and audit-related fees were 96% of the fees Nexen paid to the independent auditors in 2010.

Independent Auditors’ Fees

COMPENSATION COMMITTEE

The Compensation Committee assists the board in overseeing key compensation and human resource policies—including assessment of risk, CEO and executive compensation, and executive succession and development.

An outside consultant worked for the Committee to provide market data and analyze executive compensation plans and practices.

Compensation Committee Outside Consultant Fees

•  The Chair of the Compensation Committee is a member of the Audit Committee and the Governance Committee.

•  All committees are 100% independent.

GOVERNANCE COMMITTEE

The Governance Committee assists the board in managing corporate governance, director selection, board committee appointments and performance evaluations.

Each year, the Committee assesses the risk management oversight responsibilities of the board and each committee. See page 51 for the Committee’s report on the risk management oversight.

FINANCE COMMITTEE

The Finance Committee assists the Audit Committee and the board in overseeing financial policies, strategies and risk management practices, pension matters and transactions that could materially affect Nexen’s financial profile.

In 2010, the Committee approved the payment of quarterly dividends of $0.05 per share and reviewed and approved the financing plan for the 2011 annual operating plan.

HSE & SR COMMITTEE

The HSE & SR Committee assists the board in overseeing Nexen’s health, safety, environment and social responsibility systems, including risk management and audit activities.

See page 55 for presentations the Committee received in 2010 on emerging issues and trends.

RESERVES COMMITTEE

The Reserves Committee assists the Audit Committee and board in overseeing the annual review of our oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

The Committee reviewed and recommended our 2011 reserves and related oil and gas disclosures to the board.

February 28, 2011

KEY SECTIONS

Committee Members	43

Audit Committee Report	44

Compensation Committee Report	47

Governance Committee Report	50

Finance Committee Report	53

HSE & SR Committee Report	54

Reserves Committee Report	56

COMMITTEE MEMBERS

BILL BERRY	ROBERT BERTRAM	DENNIS FLANAGAN	BARRY JACKSON
Audit Committee	Audit Committee	Audit Committee	Compensation Committee
Compensation Committee	Governance Committee	Finance Committee	Chair, Governance Committee
HSE & SR Committee	Finance Committee	HSE & SR Committee	Finance Committee
Chair, Reserves Committee		Reserves Committee	Reserves Committee

KEVIN JENKINS	ANNE MCLELLAN	ERIC NEWELL	TOM O’NEILL
Audit Committee	Compensation Committee	Audit Committee	Chair, Audit Committee
Chair, Compensation	Governance Committee	Governance Committee	Compensation Committee
Committee	Finance Committee	Chair, HSE & SR Committee	Governance Committee
Governance Committee	HSE & SR Committee	Reserves Committee	Reserves Committee
Finance Committee

FRANCIS SAVILLE	JOHN WILLSON	VIC ZALESCHUK
Compensation Committee	Compensation Committee	Chair, Finance Committee
Governance Committee	HSE & SR Committee	HSE & SR Committee
Finance Committee	Reserves Committee	Reserves Committee
HSE & SR Committee

Tom O’Neill, Chair	Bill Berry	Robert Bertram	Dennis Flanagan

Kevin Jenkins	Eric Newell

AUDIT COMMITTEE REPORT

The Audit Committee’s responsibility is to assist our board in overseeing:

•    the integrity of annual and quarterly financial statements;

•    compliance with accounting and finance-based legal and regulatory requirements;

•    the system of internal accounting and financial reporting controls that management has established;

•    the independent auditor’s qualifications and independence;

•    performance of the internal and external audit processes and independent auditor; and

•    implementation and effectiveness of our Integrity Guide, which constitutes our code of ethics, and related compliance programs.

The Committee is responsible for appointing (subject to shareholder approval), compensating and overseeing the independent registered chartered accountant (IRCA). The IRCA is accountable to and reports directly to the Committee, and understands that they must maintain an open and transparent relationship with the Committee who acts as the representative of our shareholders.

All Committee members are independent and knowledgeable on our financial reporting controls, and internal and external audit processes. All members have skilled or expert application in financial acumen, particularly financial accounting, reporting requirements and internal controls—expertise most relevant to the Committee’s mandate. See director biographies on pages 17 through 22 and the skills matrix chart on page 26 for additional information.

Management is responsible for our internal controls and financial reporting process. The IRCA is responsible for independently auditing our: i) consolidated financial statements according to Canadian and US generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and, ii) internal control over financial reporting according to the standards of the Public Company Accounting Oversight Board. The Committee monitors and oversees these processes.

Membership Changes in 2010

Mr. Jackson and Mr. Willson left the Committee and Mr. Bertram and Mr. Flanagan joined in April 2010.

Key Activities for 2010

•    Reviewed and approved the quarterly consolidated financial statements and reports on Form 10-Q.

•    Discussed the scope and results of the external audit with the IRCA.

•    Met with management and the IRCA to review the December 31, 2010 consolidated financial statements.

•    Discussed matters prescribed by Canadian and US regulators with the IRCA.

•    Received written disclosures from the IRCA required by US regulators.

•    Discussed with the IRCA their independence.

•    Oversaw the compliance activities by management to report on the effectiveness of internal control over financial reporting as at December 31, 2010.

•    Approved the annual corporate audit plan and reviewed quarterly progress updates.

•    Reviewed management’s annual and quarterly SOX control assessments.

•    Recommended to the board that the audited consolidated financial statements be included in Nexen’s annual report for the year ended December 31, 2010, based on the reviews and discussions referred to above.

•    Recommended approval of the annual report, including the annual information form, MD&A and consolidated financial statements and Form 40-F.

•    Reviewed updates on new accounting and regulatory standards that affect Nexen, including overseeing our transition to and disclosures relating to IFRS.

•    Participated in and approved the selection of the lead partner of the IRCA following the mandatory rotation of the previous lead partner.

Certification

Nexen is in compliance with National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. Nexen is also a foreign private issuer in the United States and is in compliance with the requirements of Sections 302 and 404 of Sarbanes-Oxley. In 2010, management assessed our disclosure controls and procedures and our internal control over financial reporting and concluded that they were effective as of December 31, 2010. The integrated audit report for 2010 is included in our annual report.

IRCA Engagement and Fees Billed

Before Nexen or any wholly-owned subsidiary engages the IRCA for additional audit or non-audit services, the Committee must approve the engagement. Since May 6, 2003, the Committee has pre-approved all audit, audit-related, tax and other services provided by the IRCA. The Committee concludes that the services provided by the IRCA as described in “All Other Fees” below maintain that firm’s independence.

			Percentage of Total
Type of Fee	Billed in 2009	Billed in 2010	Fees Billed in 2010
Audit Fees [1]	3,591,321	3,252,415	63%
Audit-Related Fees [2]	1,786,308	1,727,203	33%
Tax Fees [3]	151,269	59,251	1%
All Other Fees [4]	262,848	163,975	3%
Total Annual Fees	5,791,746	5,202,844	100%

1                 Audit fees were paid to the IRCA for the audit of Nexen’s and Canexus’ annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

2                 Audit-related fees were paid to the IRCA for audits and reviews of Nexen’s and Canexus’ subsidiary financial statements and employee benefit plans.

3                 Tax fees were paid to the IRCA for tax return preparation assistance and tax-related consultation.

4                 Other fees were paid to the IRCA for subscriptions to auditor-provided and supported tools.

External Recognition

Nexen has been recognized for the last three consecutive years with the Award of Excellence for Corporate Reporting in the Oil and Gas category of the Corporate Reporting Awards from the Canadian Institute of Chartered Accountants.

Committee Approval

Based on the Committee’s discussions with management and the IRCA, and its review of both their representations, the Committee recommended to the board that the audited consolidated financial statements be included in Nexen’s Annual Report for the year ended December 31, 2010 and that the Annual Report be approved.

Submitted on behalf of the Audit Committee:

Tom O’Neill (Chair), Bill Berry, Robert Bertram, Dennis Flanagan, Kevin Jenkins, Eric Newell

Kevin Jenkins, Chair	Bill Berry	Barry Jackson	Anne McLellan

Tom O’Neill	Francis Saville	John Willson

COMPENSATION COMMITTEE REPORT

The Compensation Committee assists the board in overseeing key compensation and human resource policies, CEO and executive compensation, and executive management succession and development. The Committee reports to the board, as set out in its mandate, and the board or independent directors give final approval on compensation matters.

All Committee members are independent and knowledgeable in our compensation programs and their long-term implications. Six members have skilled or expert application in compensation and human resource management—expertise most relevant to the Committee’s mandate. See director biographies on pages 17 through 22 and the skills matrix chart on page 26 for additional information.

Membership Changes in 2010

Mr. Bertram left the Committee and Mr. Berry joined in April 2010.

Committee Work Plan/Key Activities in 2010

The Committee held five regular meetings and one special meeting in 2010. All the meetings included sessions without management present. According to the Committee’s mandate, additional meetings are held when required, to accomplish business objectives and the Committee’s mandate. We have an existing mandate with a 12-month rolling work plan in place for the Committee. The activities of the Committee are managed in the context of a five-year strategic plan that is reviewed and approved annually by the board.

To some extent, the work plan of the Committee is structured around compensation activities that occur in the market (e.g. compensation survey releases) and business activities. The 12-month work plan allows us to effectively deliver the Committee’s responsibilities with the flexibility to respond to market events that may arise from time to time. When reviewing Nexen’s compensation philosophy, the Committee expressly includes the assessment of risk in determining compensation policies and practices.

While each meeting agenda is subject to change as business needs arise, the timing of the Committee’s main activities, reviews and recommendations for 2010 are provided in this table.

Agenda Items
Approved compensation disclosure and Committee report in the proxy circular	February 2010
Recommended the prior year’s incentive bonus plan corporate performance factor
Recommended the current year’s bonus performance targets, compensation program and budget
Recommended the 2010 performance scorecard
Reviewed CEO’s prior year accountabilities, short-term and long-term results, and provided a bonus recommendation to the independent directors of the board
Reviewed CEO’s current year objectives and provided a salary recommendation to the independent directors of the board
Reviewed executives’ compensation and provided bonus and salary increase recommendations
Recommended appointing the Vice President, Global Exploration and the Vice President, Operational Services, Technology and Human Resources as officers

Reviewed performance metrics for the long-term incentive plan	April 2010
Reviewed competitive analysis and design of executive compensation
Reviewed the executive succession plan

Recommended the design elements of the performance vesting component of the long-term incentive plan	July 2010

Recommended adjustments to the non-executive annual incentive bonus targets	October 2010
Recommended final design elements of the performance vesting component of the long-term incentive plan
Reviewed mandate and performance of outside consultant

Recommended Restricted Share Unit Plan	December 2010
Recommended long-term incentive grants
Reviewed compensation principles, processes and strategy
Reviewed and recommended directors’ DSU grants

In camera meetings	At each meeting

Succession Plan and Executive Development

Our succession planning involves a detailed, documented process for identifying and developing successors from our most talented individuals, the CEO, senior management and other positions deemed critical for the success of the company. Each year, the CEO reviews with the Committee the internal talent pool considered for these positions. The Committee assists with executive candidate selection, development and performance evaluation as well as planning for illness, disability and other unscheduled absences.

Outside Consultant

The Committee engaged an outside consultant, Mercer (Canada) Limited (Mercer), to confidentially report and analyze market data on the compensation of the CEO and a select group of executives, in light of our operations and compensation programs. Mercer also provided other consulting services, as required. The reports included competitive information from a list of peer companies recommended by Mercer. The Committee’s decisions are its responsibility and may reflect factors other than the information and recommendations provided by Mercer and management.

Mercer provided consulting services to management in 2010 which were unrelated to executive compensation. We participated in compensation surveys in Canada and internationally, and purchased select published results. Management must obtain Committee approval before retaining Mercer for consulting services.

Fees Billed by Outside Consultant (Mercer)

			Percentage of Total
Type of Fee	Billed in 2009	Billed in 2010	Fees Billed in 2010
Committee Work—assessment of CEO and executive compensation	83,636	82,395	80%
Management Work—consulting services	—	20,718	20%
Total Annual Fees	83,636	103,113	100%

External Recognition

We received recognition for our human resources practices during 2010.

•      Media Corp: Canada’s Top 100 Employers for 2011 (awarded in 2010).

•      Alberta Venture Magazine: Best Workplaces in Alberta: Health and Safety category winner.

•      Mediacorp: One of Canada’s Best Diversity Employers.

Committee Approval

The Committee reviewed and discussed with management the compensation disclosure in this document, including the information in the Board of Directors section (pages 34 through 38) and the Compensation Discussion and Analysis section (pages 57 through 92). It has recommended to the board that the disclosure be included in the circular.

Submitted on behalf of the Compensation Committee:

Kevin Jenkins (Chair), Bill Berry, Barry Jackson, Anne McLellan, Tom O’Neill, Francis Saville, John Willson

Barry Jackson, Chair	Robert Bertram	Kevin Jenkins	Anne McLellan

Eric Newell	Tom O’Neill	Francis Saville

GOVERNANCE COMMITTEE REPORT

The Governance Committee assists the board in overseeing implementation of our corporate governance programs. It recommends nominees for director appointments and manages the evaluation process of the board, its committees and individual directors and chairs. This oversight ensures we implement and continually improve best-in-class governance practices.

All Committee members are independent and knowledgeable on our corporate governance programs. All members have skilled or expert application in governance and board experience or public policy/corporate relations—expertise most relevant to the Committee’s mandate. See director biographies on pages 17 through 22 and the skills matrix chart on page 26 for additional information.

Membership Changes in 2010

Mr. Willson left the committee in April 2010.

Key Activities in 2010

•                  Recommended the implementation of a non-binding shareholder advisory vote on executive compensation.

•                  Approved changes to the directors skill matrix.

•                  Reviewed board committee composition, and recommended changes that promote exposure and knowledge development on key matters for the company.

•                  Recommended changes to the share ownership guideline for directors.

•                  Reviewed board committee activities and mandates as they relate to key corporate risks.

•                  Recommended updates to governance documents, including mandates for the board, individual directors and all board committees, the external communications policy and the corporate governance policy.

•                  Received regular reports on management’s dialogue with governance-related stakeholders.

•                  Continued advancement of the online performance evaluation process, including detailed inquiry into the quality of information directors need to best fulfill their responsibilities and configuration of rating scales for year-over-year comparative reporting.

Corporate Governance Practices

Our governance practices are reported in two tables in Schedule A (page 94), which set out our compliance with:

•                  National Instrument 58-101—Disclosure of Corporate Governance Practices; and

•                  NYSE governance rules.

The Board and Committees

The Committee has determined that the board leadership structure is appropriate, given the specific characteristics and circumstances of the company. This leadership structure includes separate CEO and board chair positions and the Board Chair is independent.

The Committee reviews board and committee memberships annually, considering director independence, qualifications, skills and preferences. The board is large enough to permit a diversity of views and provide expertise in running the committees, without being so large as to detract from effectiveness. Each year, the results of the skills matrix evaluation is compiled and reviewed by the Committee. This matrix sets out areas of expertise and behavioural attributes determined to be essential to ensure appropriate strategic direction and oversight by the board. It also assists with board recruitment. In 2010, the Committee approved changes to the skill matrix to support further development of the company’s strategic goals.

Risk Management Oversight

The board and appropriate committees regularly receive assessments from management on key risks facing Nexen. They are evaluated by probability of occurrence and expected market reaction. Key risks identified in 2010 include Long Lake project execution, the global recession (including the impact of commodity prices and credit risk), concentration of cash flow from the Buzzard project, rig commitments, timing delay on capital projects, political and security risk in jurisdictions where we operate, environmental regulation, energy policy, incidents causing environmental damage and/or loss of life, fiscal term certainty, development/project risk, operational risk, commodity price risk, reporting/disclosure risk and human resource risk.

While the board is responsible for ensuring that policies and procedures are in place to identify and mitigate Nexen’s principal business risks, the Committee is responsible for assessing and allocating the risk management oversight responsibilities of the board and each board committee through their mandates. The Committee reviews key risks, activities and mandates to ensure that each committee is responsible for monitoring risks in specific and appropriate areas.

Nominating a New Director for Election

The Committee identifies and assesses candidates for board appointment or nomination. Our forward-looking skills matrix identifies skills with the greatest opportunity to strengthen the board and our search for future nominees is focused on continually increasing diversity within the boardroom.

Before recommending a new board candidate, the Committee considers his or her performance, independence, competencies, financial acumen, skills and diversity. Behavioural attributes such as integrity, accountability and independent mindedness are also required. See page 25 for the list of attributes and descriptions. While the board does consider gender, ethnic background, geographic origin and other personal characteristics when looking at diversity, it is the skills, experience, character and behaviour qualities that are most important to determining the value which an individual could bring to the board. The Committee Chair and/or Board Chair meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, potential directors must disclose possible conflicts of interest with Nexen, and background checks, as appropriate, are completed. See www.nexeninc.com for the individual director mandate.

The Committee requires the Secretary to maintain an evergreen list of potential directors whose skills complement the board and whom the Committee would evaluate, if the individual is available when an opening arises.

The Committee will also consider a board nominee recommended by a shareholder. See page 6 for information on communicating with the board.

Shareholder Engagement

For many years, Nexen’s management has undertaken a “Corporate Governance Roadshow”. It is an opportunity to meet with shareholders, exchanges and other stakeholders to discuss governance matters, including strategy and risk. In 2010, the Board Chair attended with management and provided shareholders an opportunity to have in camera sessions.

Advisory Vote on Executive Compensation

After careful consideration, we have decided to adopt an advisory vote on executive compensation (say on pay). In line with our shareholder engagement and compensation disclosure practices, we want shareholders to have an effective and timely opportunity to provide input on executive compensation. We will continue to examine developing best practices as say on pay becomes more widely adopted and regulatory requirements continue to evolve. For more details on our compensation practices and on our consideration of an advisory vote, respectively, see the Compensation Discussion and Analysis on page 57 and the Business of the Meeting on page 14.

Board Tenure

Our performance evaluation, together with the attributes and skills matrix on pages 25 and 26, are our primary tools for determining who should be on the board. In light of this review, the board does not have a tenure policy and has flexible term limits. Nexen’s average board tenure of director nominees is 10.5 years. Our retirement age is 75.

External Recognition

We received recognition for our governance practices during 2010.

•                  The Award of Excellence in Corporate Governance Disclosure in the 2010 Corporate Reporting Awards from the Canadian Institute of Chartered Accountants.

•                  Recognition from the CCGG for new best practices in shareholder communication and compensation disclosure.

•                  Current global rating of 10 out of 10 from GovernanceMetrics International for governance practices and disclosure.

•                  Ranked 5th, with a score of 89 out of 100, in the Report on Business 2010 corporate governance rankings.

Committee Approval

The Committee has reviewed and discussed the governance disclosure in this document, including the information in the Board of Directors section (pages 17 through 40) and Schedule A (pages 94 through 97). It has recommended to the board that the disclosure be included in the circular and, as appropriate, the annual information form.

Submitted on behalf of the Governance Committee:

Barry Jackson (Chair), Robert Bertram, Kevin Jenkins, Anne McLellan, Eric Newell, Tom O’Neill, Francis Saville

Vic Zaleschuk, Chair	Robert Bertram	Dennis Flanagan	Barry Jackson

Kevin Jenkins	Anne McLellan	Francis Saville

FINANCE COMMITTEE REPORT

The Finance Committee assists the Audit Committee and the board in reviewing financial policies and strategies, capital structure, financial risk management practices, pension matters and transactions which could materially affect our financial profile.

All Committee members are independent. All members are knowledgeable on our financial programs and policies and matters relating to corporate finance. Five members have skilled or expert application in financial matters, particularly as it pertains to corporate finance, debt and equity markets—expertise most relevant to the Committee’s mandate. See director biographies on pages 17 through 22 and the skills matrix chart on page 26 for additional information.

Membership Changes in 2010

Mr. Jackson joined the Committee in April 2010.

Key Activities in 2010

•                  Approved the financing plan for the 2011 annual operating plan.

•                  Reviewed our dividend policy and recommended quarterly dividends of $0.05 per common share.

•                  Reviewed ongoing financial position, including leverage, liquidity, dividend levels and macro economic developments.

•                  Reviewed future financing profile in connection with the board’s review of the company’s strategies.

•                  Reviewed marketing strategy, including sales of certain businesses, realignment of the strategy and related financial matters.

•                  Reviewed risk management reports on our marketing business and our key financial and business risks.

•                  Reviewed the status and funding of our pension plans.

•                  Reviewed our insurance programs.

•                  Approved our crude oil hedging program.

Transactions Affecting Nexen’s Financial Capacity

In 2010, we extended our US $3 billion credit facility to expire in July 2014. Including the sale of Canexus in early 2011, our disposition program generated cash proceeds of $1.7 billion. Net debt declined by $1.5 billion in the year.

Submitted on behalf of the Finance Committee:

Vic Zaleschuk (Chair), Robert Bertram, Dennis Flanagan, Barry Jackson, Kevin Jenkins, Anne McLellan, Francis Saville

Eric Newell, Chair	Bill Berry	Dennis Flanagan	Anne McLellan

Francis Saville	John Willson	Vic Zaleschuk

HSE & SR COMMITTEE REPORT

The HSE & SR Committee assists the board in overseeing the development, implementation and monitoring of policies and programs that manage health, safety, environment and social responsibility issues. This oversight ensures Nexen continues to institute best-in-class practices appropriate for a company of Nexen’s size and complexity.

All Committee members are independent. All members are knowledgeable on our HSE & SR programs and policies and have skilled or expert application in sustainable business practices, including health, safety, environment and social responsibility or international business—expertise most relevant to the Committee’s mandate. See director biographies on pages 17 through 22 and the skills matrix chart on page 26 for additional information.

Membership Changes in 2010

Mr. Willson joined the committee in April 2010.

Key Activities in 2010

•                  Met regularly with management to review overall HSE & SR performance.

•                  Regularly reviewed HSE & SR-related risk management and audit activities.

•                  Reviewed energy preparedness and response scenarios across Nexen.

•                  Reviewed progress toward process safety management (PSM) implementation.

•                  Monitored follow-up actions on recommendations from a management system audit by PricewaterhouseCoopers.

•                  Received regular security reviews.

Special Presentations

The Committee also receives presentations, as required, so members are aware of emerging issues and trends. In 2010, topics included:

•                  HSE & SR implications of Deepwater Horizon event;

•                  review of contractor fatality in Yemen;

•                  Nexen’s expanded community involvement program (community investment, gift-matching and employee volunteerism); and

•                  oil sands communication initiatives.

Corporate Social Responsibility

The Committee oversees Nexen’s commitment to corporate social responsibility and associated disclosures. We continue to be recognized externally for our social responsibility initiatives. Details on our recent activities will be set out in the 2010 sustainability report that will be available later this year. The 2009 sustainability report is available at www.nexeninc.com.

Climate Change

The Committee regularly discusses climate change-related matters with management. We continue to manage compliance and position ourselves to meet future obligations in accordance with the five-point strategy previously approved by the board. We are well positioned to operate within the climate change frameworks of the countries where we have production operations.

Process Safety Management

Nexen views process safety management (PSM) as a high priority and regularly reviews relevant corporate standards. In 2010, the Committee received presentations relating to PSM and updates on our efforts to ensure our PSM systems continue to be robust and effective. The Committee will continue to receive updates in 2011.

External Recognition

Nexen was recognized for our HSE & SR performance during 2010.

•                  Included in the Dow Jones Sustainability Index for North America.

•                  Included for the eighth consecutive year in the Jantzi Social Index.

•                  Received the Oilweek Magazine award for sustainability reporting for the fourth consecutive year.

•                  Recognized by Corporate Knights magazine as one of Canada’s Best 50 Corporate Citizens.

•                  Highest ranked upstream oil and gas producer for Environmental, Social and Governance management quality in Goldman Sachs SUSTAIN 2010 study.

•                  Named by Corporate Knights magazine to the Global 100 Most Sustainable Corporations list.

Submitted on behalf of the HSE & SR Committee:

Eric Newell (Chair), Bill Berry, Dennis Flanagan, Anne McLellan, Francis Saville, John Willson, Vic Zaleschuk

Bill Berry, Chair	Dennis Flanagan	Barry Jackson	Eric Newell

Tom O’Neill	John Willson	Vic Zaleschuk

RESERVES COMMITTEE REPORT

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of our oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

All Committee members are independent. All members are knowledgeable about our reserves estimating processes and disclosure requirements. All members have skilled or expert application in oil and gas or exploration, particularly Nexen’s strategy, operational issues and technology—expertise most relevant to the Committee’s mandate. See director biographies on pages 17 through 22 and the skills matrix chart on page 26 for additional information.

Membership Changes in 2010

Mr. Berry became the Committee Chair in April 2010. Mr. Willson, who was the Committee Chair, continued as a committee member.

Key Activities in 2010

•                  Received regular updates on reserves-related regulatory developments issued by the SEC and responses to the SEC’s comments on prior disclosures.

•                  Received regular updates on the Canadian Securities Administrators termination of their exemption permitting Nexen to comply with the SEC reserves requirements in lieu of Canadian requirements, and the subsequent exemption permitting compliance with both.

•                  Received regular updates on projected annual reserves additions and production performance variations.

•                  Reviewed the basis for our reserves estimates and any significant changes made in connection with them.

•                  Reviewed our process for determining the year-end reserves estimates, including procedures to provide information to the independent qualified reserves evaluators.

•                  Reviewed the continuing appointment of independent qualified reserves evaluators and any engagements of such evaluators for other services.

•                  Approved having at least 80% of the proved reserves assessed by independent qualified reserves evaluators.

Committee Approval

In February 2011, the Committee met with management, the internal qualified reserves evaluator and each of the independent qualified reserves evaluators (including in camera sessions without management present). At the conclusion of these meetings, the Committee recommended approving our annual reserves and related oil and gas disclosures to the board.

Submitted on behalf of the Reserves Committee:

Bill Berry (Chair), Dennis Flanagan, Barry Jackson, Eric Newell, Tom O’Neill, John Willson, Vic Zaleschuk

COMPENSATION DISCUSSION AND ANALYSIS

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

An important part of our Committee’s mandate is to provide an executive compensation program that attracts, engages, incentivizes and retains the talent we need to achieve our strategic objectives. It’s a role we take very seriously. The demand for transparent and easy-to-understand disclosure about compensation practices is paramount. Our intention is to provide you with the information necessary to understand what we pay our executives, how we pay them and why.

A core principle in our compensation strategy is to competitively pay our executives based on their performance. We do this through incentive programs that directly relate to the achievement of our strategic objectives. For our short-term incentive plan, we assess our progress using a balanced scorecard of key performance elements that contribute to sustainable, long-term shareholder value. See pages 64 and 65 for details on our scorecard. Our oversight balances many factors, including competitive market conditions, employee engagement, risk taking, current challenges, short-term achievements and the progression of strategic initiatives.

We made several changes to our compensation programs in 2010 to continue to align executive pay with Nexen’s performance. We added a performance vesting feature to our long-term incentive program and introduced a restricted share unit plan for non-executives. See page 68 for details. We are also introducing an advisory say-on-pay vote at this year’s AGM—a step that will help us gather shareholder feedback on our compensation approach.

We are committed to continually advancing our compensation and disclosure practices to support Nexen’s long-term success. We are monitoring the developments in these areas and will implement those that are relevant to a company of Nexen’s size and complexity in our industry. We encourage you to read the comprehensive disclosure in the Compensation Discussion and Analysis that follows.

We appreciate the time you spend understanding and voting on the business of our meeting. The Committee and the board, specifically welcome your participation in our first advisory vote on executive compensation.

Yours truly,

(signed) “Kevin Jenkins”

Chair, Compensation and
Human Resources Committee

EXECUTIVE SUMMARY

NEXEN’S GROWTH STRATEGIES

Our growth strategies are centered around conventional exploration and development, oil sands and shale gas.

OUR COMPENSATION PROGRAMS

Compensation is a key element that enhances our ability to achieve our strategic objectives. Our strategy is reflected in the design of our executive compensation programs and the decisions we made in 2010 in determining individual compensation.

As discussed in further detail within this section, our compensation programs are designed to:

•             Pay for performance

Focus named executives on managing Nexen’s operations, strategy, finances and assets to enhance long-term value.

•             Support the business strategy

Motivate named executives to achieve short and long-term strategic business objectives.

•             Enhance alignment of named executives with shareholder interests

Focus named executives on increasing shareholder returns over the long term, and deter excessive risk taking.

•             Be competitive with peer companies

Ensure we can attract, engage and retain talented leadership.

•             Manage compensation risk

Design programs that are not structured to reward excessive risk taking.

2010 PERFORMANCE REVIEW

•             Achieved operating cash flow of $2,130 million ($4.05/share) and net income of $1,197 million ($2.28/share).

•             Successfully executed non-core asset sales, including our heavy oil properties in Canada and portions of our marketing business.

•             Expanded performance graphs and discussion (see pages 70 and 71).

•             Introduced a performance vesting feature to long-term incentives.

•             Set a new industry benchmark in our Horn River shale gas frac program.

•             Doubled gross bitumen production at Long Lake in 2010.

•             Met annual production guidance while absorbing the impact of asset sales and unscheduled downtime in the North Sea.

•             Reduced net debt by over $1.5 billion since the beginning of the year.

•             Successful exploration program, and made a significant discovery at Appomattox in the eastern Gulf of Mexico.

•             Progressed Usan development towards first production in 2012.

•             More than doubled our acreage position in northeast British Columbia.

•             One-year share performance was below many of our industry peers in both Canada and the US.

•             Challenged at Long Lake to achieve ramp up expectations.

•             Occurrence of a contractor fatality in Yemen.

NAMED EXECUTIVE OFFICERS (Named Executives)

•             Marvin Romanow, President and CEO

•             Kevin Reinhart, Executive VP and CFO

•             Matt Fox, Executive VP, International

•             Gary Nieuwenburg, Executive VP, Canada

•             Jim Arnold, Senior VP, Synthetic Crude

2010 COMPENSATION DECISIONS

In support of our performance and strategic achievements, the Compensation Committee approved the following executive compensation decisions for 2010:

•             Salary increases were provided to each named executive based on performance, with consideration for internal relativity of role responsibilities and to ensure continued alignment with competitive levels.

•             Our financial and operational performance resulted in bonus pool funding at 105% of target with an additional 5% for high performers.  These factors are based on our balanced scorecard results, including operating cash flow, net income and a qualitative assessment of six key performance categories: i) strategic performance and other key initiatives; ii) capital efficiency (investment value creation); iii) operating efficiency; iv) shareholder return; v) how we do business; and vi) people and talent.  Bonus payments reflect bonus pool funding and an assessment of each named executive’s leadership effectiveness and execution of strategic goals.

•             Long-term incentive grants for named executives considered individual performance, internal equity and competitive data.  These awards are at risk and vesting of a portion of the awards is contingent upon our share price performance relative to peers, further enhancing alignment with shareholders.

OTHER KEY DEVELOPMENTS IN 2010

Highlights of some of the changes approved in 2010 as part of the Compensation Committee’s annual review of our compensation programs:

•             A performance feature was incorporated into a portion of the long-term incentive awards granted to our senior employees.  Vesting of these awards is based on our total shareholder return relative to the companies in the S&P/TSX Capped Energy Index.  The performance feature was introduced to further align the interests of senior employees with those of our shareholders and to strengthen our pay-for-performance philosophy.

•             A restricted share unit plan was introduced for a portion of the long-term incentive grants for all other employees which enhances retention value and provides less volatility in awards earned.

•             We have introduced an advisory vote on compensation (say on pay) for 2011 that reflects our commitment to engaging with shareholders and is consistent with emerging best practices.

The discussion in this section is generally for named executive compensation.  In certain instances, we describe how this program applies to our broad employee base.

February 28, 2011

KEY SECTIONS

Compensation Discussion and Analysis	60

Compensation Strategy	60

Compensation Approach	61

Compensation Components	63

Performance Graph	70

Cost of Management Ratio	71

Benefit and Pension Plans	72

Named Executive Officer Compensation	74

Summary Compensation Table	83

Incentive Plan Awards	84

Pension Plan Benefits	87

All Other Compensation	89

Termination and Change of Control Benefits	90

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation disclosure complies with the requirements of the Canadian Securities Administrators. As a foreign private issuer in the US, we are not required to disclose compensation according to the SEC rules, but we attempt to comply with the spirit of those rules where possible, without compromising required Canadian disclosure.

The Compensation Committee, on behalf of the board, reviews all programs to ensure we continue to attract, engage and retain the high-performing employees needed to achieve our business objectives, while exercising long-term fiscal responsibility to shareholders.

COMPENSATION STRATEGY

Our compensation programs are designed to:

Pay For Performance

Actual rewards are directly linked to results, both corporately and individually, to focus named executives on managing Nexen’s operations, finances and assets to enhance long-term value. Awards for named executives are differentiated based on individual performance, which incorporates divisional performance, as applicable.

Support the Business Strategy

Named executives will have a higher proportion of pay at risk reflecting our pay-for-performance philosophy and supporting the level of individual responsibility and potential impact on corporate results. This motivates them to achieve short and long-term strategic business objectives. For the purpose of the annual incentive program, performance is assessed based on a variety of measures that we have determined are important to our success. These measures include operational, strategic, safety, environmental and financial performance, with a focus on clearly-defined and controllable metrics. The assessment reviews our performance on both an absolute and a comparative basis to that of our peers. Performance measures are intrinsically incorporated into our long-term incentive program as the value realized is linked to our share price performance.

Enhance Alignment of Named Executives with Shareholder Interests

The annual incentive program also has a component that assesses performance based on financial results and other metrics, including share price, to enhance alignment of our pay programs with the interest of our shareholders. A performance feature is included in a portion of the long-term incentives to named executives. This feature ties vesting to our total shareholder return and further aligns the program with the interests of our shareholders. We also maintain share ownership guidelines for our named executives and other senior leaders.

Be Competitive with Peer Companies

To attract, engage and retain talented leadership, compensation is competitively positioned for salary, bonus design, long-term incentive ranges, pension, other benefits and ultimately total compensation. Competitiveness is measured against a well-defined peer group that includes companies with whom we compete for talent. Named executives developing in their role may be positioned lower in the range of the competitive data, but over time, and assuming strong performance, positioning is expected to move higher in the range.

Managing Compensation Risk

Nexen’s compensation policies and practices encourage behaviours which align with the long-term interests of the company and its shareholders. While our programs and practices are not structured to reward excessive risk taking, we recognize that some level of risk taking is necessary to achieve outcomes that are in shareholders’ best interests. We have a number of mitigating strategies to limit risks including:

•             A significant weighting on long-term incentives mitigates the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and shareholder value.

•             Our total annual incentive pool uses a balanced scorecard of measures, including net income, operating cash flow and a combination of six key categories of qualitative and quantitative measures to diversify the risk associated with any single performance indicator.  The six key categories are: i) strategic performance and other key initiatives; ii) capital efficiency (investment value creation); iii) operating efficiency; iv) shareholder return; v) how we do business; and, vi) people and talent.

•             The nature of the primary financial measures used in bonus pool determination (net income and operating cash flow) effectively ensures the company will have the ability to pay bonuses required under the program.

•             The bonus pool is capped at 200% of target.  Individual awards typically range from 0% to a maximum of 200% of salary.

•             The Committee and the board can use discretion in assessing both individual named executive and overall company performance ensuring bonus payouts are not overly influenced by an unusual result in any one given area.

COMPENSATION APPROACH

Compensation Approval Process

The compensation approval process typically begins in the fall and total compensation is approved the following February. The Committee meets twice in February to fully assess the reports of management and the consultants.

Management prepares a detailed review of the annual performance of the company, which is discussed at a preliminary meeting of the Committee in early February. The Committee reviews the analysis and discusses the various components of the overall corporate performance factor for the annual incentive plan. After due consideration, the Committee determines the corporate performance factor which it recommends to the board for approval.

For the second meeting in February, management prepares a comprehensive compensation analysis of salaries, and annual and long-term incentives with input from its executive compensation consultant. This includes market data for similar positions within the compensation peer group, including all of the other named executives, and compensation information from the previous year. Based on performance, the CEO recommends to the Committee the individual performance factor for each executive.

The Compensation Committee reviews the compensation analysis prepared by management and receives a similar analysis from its own executive compensation consultant. The Committee assesses each compensation element on its own, to ensure alignment with the program objectives, and then looks at the total. It then recommends the compensation for each executive to the board or, in the case of the CEO, to the independent directors, for approval.

Compensation Benchmark Review

We use third-party compensation surveys to compare our pay levels and practices, including salary, annual cash incentives, long-term incentives and ultimately total compensation, to our peers. These surveys are used by management to formulate compensation recommendations to the Compensation Committee. Competitiveness is measured against a well-defined peer group which includes companies in the same sector with whom we compete for talent. Given similar positions across the industry, the surveys effectively represent competitive pay levels. Our peer groups are reviewed annually by third-party consultants and the Compensation Committee for continued relevance and are modified over time to reflect: i) geographical location; ii) a particular business line; iii) a more comparable position; iv) industry mergers and acquisitions; or, (v) complexity.

Competitive data is based on matches to survey benchmarks by our peer companies based on the roles that exist within each organization, and not all companies will have appropriate matches for each position. Nexen’s positions are benchmarked against those with similar functions and level of responsibility. In 2010, our compensation peer group for named executives consisted of the following 16 major oil and gas and pipeline companies:

BP Canada Energy Company	ExxonMobil Canada
Canadian Natural Resources Limited	Husky Energy Inc.*
Cenovus Energy Inc.*	Imperial Oil Limited*
Chevron Canada Resources	Shell Canada Limited
ConocoPhillips Canada	Suncor Energy Inc.*
Devon Canada Corporation	Syncrude Canada Limited
Enbridge Inc.*	Talisman Energy Inc.*
Encana Corporation*	TransCanada Corporation*

*                 The peer group used for the CEO is a subset that represents Canadian publicly-traded companies with comparable CEO positions.

Reimbursement

If, as a result of wilful misconduct, Nexen’s performance results were restated in a way that would have resulted in lower incentive awards, the CEO and CFO would reimburse Nexen proportionately as required by law.

While Nexen is aligned and committed to the US model for clawbacks, we are monitoring the development of proposed US requirements and are consulting with industry leaders and shareholder advisory groups to better understand the development of clawback policy models in Canada. Identified barriers to implementation include employment law, enforcement and tax issues. Nexen is working on a more formal solution that effectively addresses alignment of shareholder and executive interests by ensuring that compensation is not increased as a result of wilful misconduct.

Share Ownership Guidelines

All executives and certain senior leaders are expected to demonstrate their commitment to Nexen by holding at least the required value of shares under our board-approved guidelines. The guidelines, and compliance with them, are reviewed annually by the Compensation Committee and the board. See the profile of each named executive for their current share ownership on pages 74 through 81.

In December 2009, the Committee amended the level and scope of the share ownership guidelines to enhance the alignment between all executives and certain senior leaders with those of shareholders. The enhanced guidelines include: i) increased levels of share ownership; ii) greater number of employees covered by the guidelines; and iii) removal of the net value of exercisable options or TOPs from the share ownership calculation. Share ownership is limited to shares purchased and held within the Nexen employee savings plan and any other personal holdings. Under these guidelines, there is a specified time frame for compliance, which is three years from the date of the amendment (December 2009) or five years from the date of their appointment, whichever is later.

Position	Required Share Ownership
CEO	4 times annual salary
CFO and executive vice presidents	2.5 times annual salary
Senior vice presidents	2 times annual salary
Vice presidents and other senior leaders	1 times annual salary

COMPENSATION COMPONENTS

Our compensation programs include three key elements: salary, annual cash incentives and long-term incentives.

At least once a year, we assess the competitiveness of these individual components and the overall compensation levels. Named executives new to the role may be positioned lower in the range of the competitive data. Over time and considering performance, positioning is expected to move through the competitive range. Salary provides a competitive foundation, and is set based on market data, internal relativity and competency in the role. Annual cash incentives reward the delivery of results against objective and subjective measures within a one-year period. Long-term incentives reward Nexen’s sustained performance as seen in share price appreciation.

At least 75% of the target total direct compensation of our named executives is in the form of annual cash and long-term incentives, with actual payout dependent on company and individual performance, which are considered “at risk”. This approach aligns named executive compensation with shareholders’ interests.

Target Pay Mix

The table below shows the pay mix for 2010 target total direct compensation. The mix is set based on the named executives’ ability to influence short and long-term business results, and competitive market practices.

Actual pay mix will vary from year to year depending on performance against objectives. See pages 74 through 81 for the actual 2010 pay mix for each named executive.

		At-Risk Compensation
Position	Salary	Target Annual Cash Incentive	Long-Term Incentive
CEO	17%	15%	68%
Other named executives (average)	23%	13%	64%

Key Elements of Named Executive Compensation

Element	Salary	Annual Cash Incentive	Long-Term Incentive
Component	Fixed	Variable	Variable
Form	Cash	Cash	TOPs, including performance TOPs
Performance Period	1 year	1 year	Greater than 1 year
Objective	• Competitive annual compensation • Compensate for competency and fulfillment of responsibilities	• Opportunity to participate in the strategic achievements over a one-year period • Recognize significant contributions and achievements on a timely basis	• Align interests with shareholders and provide compensation linked to the longer-term performance of the company • Reward for consistent high performance and future potential

SALARY

To determine salaries for the named executives, the Committee reviews external market data for similar positions within the peer group, considers the named executives’ performance in the role and for the internal relativity of each named executive’s roles and responsibilities. Salaries are reviewed annually and increases are generally provided to recognize competency in the role, ensure alignment with the competitive market and to recognize when a named executive assumes greater responsibilities.

ANNUAL CASH INCENTIVE

The annual incentive program provides an opportunity for competitive bonus compensation that reflects company and individual performance in the year. Consistent with our pay-for-performance strategy, variable compensation links rewards to both Nexen’s business results and the named executive’s performance.

Each named executive (and employee) is assigned an individual target bonus, which represents the starting point for individual bonus size. The target is established based on the level of the position, market competitiveness and consideration for internal relativity.

The actual bonus depends on both company and individual performance. The board uses company performance to determine the overall size of the annual incentive pool and the funds that can be allocated to all participating employees. To enhance differentiation and reward outstanding performance, the board may also approve an additional bonus pool to be distributed only to high-performing employees (including named executives). Individual awards are determined by each individual’s performance assessment against pre-established goals and objectives.

An individual’s incentive award may be higher or lower than the target, depending on both company and individual performance. The final award for 2010 was calculated as follows:

2010 Annual Incentive Pool

The company’s bonus pool is the sum of all individual bonus targets, multiplied by an overall corporate performance factor. The pool can range from 0% to a maximum of 200% of target.

This year, the Compensation Committee introduced a revised annual bonus performance scorecard framework to determine the corporate performance factor. The scorecard includes two weighted sets of performance measures: two financial measures (50%) and six key quantitative and qualitative strategic measures (50%).

The Committee and the board have discretion to adjust the pool funding based on their assessment of results.

2010 Financial Performance Assessment (50%)

These key financial measures are consistent with our annual operating plan. Operating cash flow measures our ability to generate cash from our ongoing operations. Net income is a primary indicator of the company’s profitability and is determined according to Canadian Generally Accepted Accounting Principles.

Measure	Target	Results	Results versus Target
Operating cash flow (25%)	$2,550 million	$2,130 million	84%
Net income (25%)	$765 million	$1,197 million	156%

2010 Qualitative performance assessment (50%)

The Compensation Committee subjectively considers performance in six key categories that reflect the priorities of our long-term strategy and nearer-term business objectives. The individual measures are not assigned a fixed weighting, which allows the Committee to exercise its discretion and increase or decrease the emphasis to certain areas depending on the strategic focus of the company for the year. This ensures the award is not unduly positively or negatively impacted by an unusual result in any one area. The following summarizes the objectives and outcomes for 2010 under each of the key categories:

Category	Outcomes	2010 Results
Strategic performance and other key initiatives Demonstration of our core growth strategies in action and assessment of various other key initiatives

• Conventional exploration and development: excellent exploration results, including a significant discovery and successful sidetrack at Appomattox, advanced major projects and managed risks related to the Gulf of Mexico

• Oil sands: learnings from Long Lake Phase 1 supported developing a strategy of smaller and more manageable future phases of our extensive oil sands resource

• Shale gas (unconventional): expanded our resource base

• Streamlined portfolio with disposition of non-core assets resulting in excellent value realization, reduced leverage with minimal impact on cash flow generating capacity

Exceeded expectations

Capital efficiency (investment value creation) Creating full cycle value from our capital investments

• Proved reserve additions exceeded production

• Significant exploration success at Appomattox in the Gulf of Mexico

• Shale gas drilling program executed ahead of schedule, below budget and achieving industry-leading drilling and completion results

• Excellent execution on Knotty Head appraisal well

Exceeded expectations

Operating efficiency Meeting our shorter-term operational targets	• Achieved production volume within guidance range • Operating expenses below budget • Best ever injury index performance for employees and contractors	Met expectations
	• Contractor fatality in our Yemen operations • Challenged at Long Lake to achieve ramp-up expectations	Below expectations

Shareholder return Assessing our share price performance relative to industry peers	• One-year share performance was below many of our industry peers in both Canada and the US	Below expectations

How we do business Building our social license to operate

• Continued external recognition related to governance (board accountability, shareholder engagement), sustainability (health, safety, environment, climate change engagement), people practices (employer of choice in many jurisdictions) and external reporting on all these factors (award-winning financial and governance disclosure and sustainability report)

Exceeded expectations

People and talent Ensuring we have the talent and engagement to support our initiatives	• Added key executive and shale gas talent • Retained key talent during asset dispositions	Exceeded expectations

The competitive assessment includes a comparison of our share price performance relative to our peers. For this assessment, we compare Nexen to Canadian and US oil and gas companies with similar operational scope. A discussion of our share performance and compensation can be found on page 70. The comparison peer group includes:

Canadian	US
Canadian Natural Resources Limited	Anadarko Petroleum Corporation
Cenovus Energy Ltd.	Apache Corporation
Encana Corporation	Devon Energy Corporation
Husky Energy Inc.	Noble Energy, Inc.
Suncor Energy Inc.	Occidental Petroleum Corporation
Talisman Energy Inc.

Overall Performance Assessment

If Nexen does not achieve a minimum level of performance for one or both financial measures outlined on page 64 under 2010 Financial Performance Assessment, the payout factor for the applicable measure will be reduced to zero (each financial measure determines 25% of the pool). Alternatively, exceptional performance in our financial measures may be rewarded with a 200% payout factor, which is the maximum allowed under the annual incentive plan. Exceptional financial performance for 2010 would mean that we exceeded our targets by at least 25% for cash flow and 35% for net income.

The Committee’s assessment of the qualitative measures can also result in a lower or higher performance factor to ensure the pool is not overly impacted, positively or negatively, by an unusual result in any one area.

The Committee reviewed Nexen’s performance, accomplishments and challenges. The more significant accomplishments included meeting production guidance; delivering top quartile execution in most of our programs; strengthening our financial position through a highly successful divestiture program; and, delivering excellent exploration results and reserve additions while generating strong corporate-wide health, safety and environment performance. The more notable challenges for 2010 included disappointing stock performance relative to peers; not meeting ramp-up expectations at Long Lake; and the occurrence of a contractor fatality in Yemen. The Committee considered that challenges at Long Lake were reflected in the 2009 corporate performance factor, and that 2009 individual bonuses, as applicable, were reduced. Improvements were implemented in 2010, including doubling gross bitumen production over the year and refinement of our strategy for future phases. Individual 2010 bonuses, where applicable, are reflective of these improvements. The Committee determined the corporate performance factor at 105% of target which reflects the overall assessment of the achievements and challenges above. For 2010, an additional pool of 5% of target was also created to reward those employees exhibiting outstanding performance.

The following chart presents the corporate performance factors for the past five years:

Corporate Performance Factor

1      Additional 5% pool for high performers.

Annual Cash Incentive Payout

The cash pool available for annual incentives is allocated to named executives (and all participating employees) based on individual annual incentive targets and an assessment of their performance. The annual incentive targets increase as job responsibilities grow so that the ratio of at-risk compensation is greater for higher levels in the organization. Individual incentive award payments typically range from 0% to 200% of target, based on individual performance and adjusted by the overall corporate performance factor.

The following provides the typical annual incentive target range for the named executives for 2010 1:

Position	Minimum	Target	Maximum
CEO [2]	0%	90%	180%
CFO	0%	55%	110%
Executive VPs	0%	60%	120%
Senior VPs	0%	45%	90%

1      Reflects percentage of salary on December 31, 2010.

2      To ensure a competitive opportunity, the board increased the bonus target from 75% to 90% effective January 1, 2010.

The CEO considered the criticality of the skills of the named executives in ensuring the future success of the company. He conducted an assessment of each named executive’s performance based on leadership effectiveness and execution of strategic goals related to the division or functional area, and discussed his recommendation with the Compensation Committee. The Compensation Committee reviewed the contributions each named executive made toward achievement of our 2010 results, including involvement in our exploration successes, reserve additions, enhancements in our financial capacity and excellence in execution. The Committee also considered the challenges encountered as previously discussed and made their recommendation. Final incentive awards were approved by the board.

The Compensation Committee assessed the CEO’s performance in the context of his objectives, which are described in more detail on pages 76 and 77. For the CEO, the final incentive award was approved by the independent directors. See pages 74 through 81 for information about each named executive’s compensation and accomplishments in 2010.

LONG-TERM INCENTIVES

Nexen’s long-term incentive program provides named executives and other eligible employees with a long-term incentive to sustain high performance, demonstrate commitment to Nexen and, most importantly, align their interests with those of our shareholders. As Nexen’s share price rises, the potential value of each grant increases.

	TOPs	STARs	RSUs
Features	Exchangeable for cash or exercisable for shares	Exchangeable for cash	Redeemed for cash at vesting
Vesting period	3 years May include a performance vesting component	3 years May include a performance vesting component	3 years No performance vesting component
Expiry term	5 years	5 years	3 years
Dilutive	If exercised for shares	No	No
Eligible persons	Canadian executives and Canadian employees	Non-Canadian executives and participating employees	Participating employees, excluding executives

Following its regular review of the competitiveness and design of our long-term incentive plans, the board approved changes to our long-term incentive program for 2010. These changes further align our senior employees with the interests of shareholders, ensure an appropriate level of risk for all employees and continue to be competitive with market practice.

For our senior employees whose actions can most directly impact our business results, a portion of the TOPs or STARs grants made in 2010 include a performance feature (performance TOPs and performance STARs). This performance feature links vesting to Nexen’s total shareholder return relative to the companies in the S&P/TSX Capped Energy Index. Awards for all other employees in 2010 include a combination of STARs and RSUs.

Nexen considers the program’s dilutive impact on shareholders, as well as market information on the value of long-term incentives, when deciding how many TOPs, STARs and RSUs to grant each year. TOPs may be dilutive if exercised for shares, while STARs and RSUs are non-dilutive as they result in a cash payment. Market information also determines the extent to which employees at different levels participate in the program.

Before finalizing the recommendations for the named executives, including the CEO, the Committee also considers:

•                  long-term incentive programs used by our compensation peers when determining the type of long-term incentives to award;

•                  market data and commentary from a consultant; and

•                  the impact of share price variation on our long-term incentive program (i.e. scenario testing).

Awards in 2010 for the named executives considered individual performance, last year’s award, internal relativity and competitive market data.

TOPs Plan

Our shareholder-approved tandem option (TOPs) plan has been in place since 2004, and is Nexen’s only equity-based compensation arrangement. It allows employees to either:

•                  exchange their vested TOPs for a cash payment equal to the difference between the exercise price and the closing market price of our common shares on the date the TOPs are exchanged; or

•                  exercise their vested TOPs for shares upon payment of the exercise price.  Nexen common shares are issued for TOPs on a one-for-one basis.

When employees exchange their TOPs for cash, no shares are issued, which prevents further shareholder dilution over time.

TOPs do not provide employees with the right to vote the underlying shares.

TOPs are typically granted to executives and participating employees at the senior manager level and above in Canada. TOPs have a term of five years and vest 34% one year from the grant date and 33% on each of the second and third years from the grant date. At the time of grant, the board has the discretion to set alternative vesting periods.

2010 TOPs Plan Exercises and Exchanges

Total Exercised	Exercised	Exchanged
or Exchanged	for Shares	for Cash [1]
2,717,848	527,542 (19.41%)	2,190,306 (80.59%)

1 This amount is non-dilutive.

Performance Vesting Feature

Approximately 30% of the TOPs granted in December 2010 have a new performance feature, where vesting is contingent on the achievement of specific performance criteria. At each vesting date, the number of performance TOPs that become available for exercise will be determined based on Nexen’s total shareholder return (TSR) relative to the companies in the S&P/TSX Capped Energy Index, over the number of years since the date of grant. The following table shows the performance range, which determines the portion of the grant that will vest at various levels of performance.

		Portion of
Performance	Relative TSR	Award Vesting
Level	(Percentile rank)	(%)
Maximum	75th	100
Target	50th	75
Threshold	25th	50
Below Threshold	Less than 25th	—

The portion that vests is calculated within the range based on the actual performance level achieved. Performance TOPs that do not vest cannot be re-earned based on performance at a future vesting date.

Generally, if a change of control event occurs (as defined in the TOPs plan), all issued but unvested TOPs and performance TOPs will vest. See page 107 for more information on the TOPs plan.

STARs Plan

The stock appreciation rights (STARs) plan, introduced in 2001, provides a cash payment to participants equal to the appreciation in Nexen’s share price between the date the STARs are granted and the date they are exercised. STARs are typically granted to participating employees at the manager level and below in Canada and to all levels of participating employees in the US and UK. They have a term of five years and vest 34% one year from the grant date and 33% on each of the second and third years from the grant date.

Approximately 30% of the STARs granted in December 2010 have a performance feature using the same methodology reported under the TOPs plan. These STARs were provided to employees at the senior manager level and above in the US and UK and only vest if specific performance criteria is met.

RSU Plan

The restricted share unit (RSU) plan, introduced in 2010, allows employees to participate in the success of the organization while being aligned with shareholder interests. The plan provides a cash payment at settlement, including any dividend equivalents reinvested since the grant date. RSUs vest 34% one year from the grant date and 33% on each of the second and third years from the grant date. Vested RSUs are automatically paid on the vesting date each year.

In 2010, RSUs accounted for 50% of the value of the long-term incentives granted to participating employees at the manager level and below.

Grant Date and Exercise Price

TOPs, STARs and RSUs are granted during the annual grant process and upon hire of key positions (according to our plans, the CEO can approve grants to key new hires). Annual grants are approved at the December board meeting. Grants to key new hires typically occur shortly after the hire date.

Under the TOPs and STARs plans, the exercise price is the closing market price of Nexen’s common shares on the relevant stock exchange (TSX for Canadian and non US-based employees or NYSE for US-based employees) on the day before the grant is approved. Backdating is not allowed. Nexen’s grants are intentionally timed so they do not occur immediately prior to the release of material information.

As repricing is not allowed, the exercise price of existing TOPs or STARs may not be reduced except for automatic adjustments, such as a share splits or according to TSX rules.

For RSUs, the price at settlement is the volume-weighted average closing price of Nexen common shares on the TSX or NYSE during the 20 trading days immediately prior to the vesting date.

Options Outstanding and Shares Reserved for Issue

We limit the combined annual grants of TOPs and STARs (even though STARs are not dilutive) to less than 2% of the total outstanding shares (on a non-diluted basis). The total TOPs granted, plus shares reserved for future issue under equity-based compensation programs, will not exceed 10% of our total outstanding shares (on a non-diluted basis). Since the inception of the TOPs plan in 2004 through December 31, 2010, 11,653,734 TOPs have been exercised for common shares. This represents a dilution of 2.22% relative to the 525,706,403 total shares outstanding as at December 31, 2010.

TOPs Plan Information as of February 28, 2011

Common Shares Authorized for Issue	Common Shares Reserved for Future Options	Total Common Shares Authorized and Reserved
17,811,570 (3.39%)	7,477,504 (1.42%)	25,289,074 (4.81%)

Grants in the Last Three Years

Our 2010 long-term incentives recognized employees for future potential within Nexen, sustained high performance and retention risk. The TOPs granted in 2010, including performance TOPs, represent 0.88% of total outstanding shares.

				Percentage of
		Granted to		Employees
Year		Executive Officers [1]	Granted to Employees	Receiving Grants	Total Number Granted
TOPs
2010	TOPs	1,502,900	1,781,300		3,284,200
	Performance TOPs	577,900	752,900		1,330,800
	Total	2,080,800	2,534,200	5%	4,615,000
2009	TOPs	1,772,000	2,577,700	5%	4,349,700
2008	TOPs	1,526,000	2,008,100	6%	3,534,100
STARs
2010	STARs	75,000	2,977,800		3,052,800
	Performance STARs	32,500	268,500		301,000
	Total	107,500	3,246,300	51%	3,353,800
2009	STARs	100,000	5,172,500	46%	5,272,500
2008	STARs	—	4,917,200	53%	4,917,200
RSUs
2010	RSUs	—	925,400	49%	925,400

1 Includes the officers on the executive management team.

PERFORMANCE GRAPH

In 2010, Nexen’s share price under performed the relevant indices after outperforming them over the previous five-year period. Our share price in 2010 was affected by slower than expected ramp-up at Long Lake and the moratorium on deep-water drilling in the Gulf of Mexico. As a result, our share price has not recovered from the 2008 financial crisis at the same rate as our peers.

The following graph shows the change in a $100 investment in Nexen common shares over the past five years, compared to the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Capped Energy Index and the S&P/TSX Composite Index as at December 31, 2010. Our common shares are included in each of these indices.

Total Return Index Values 1

	2005/12	2006/12	2007/12	2008/12	2009/12	2010/12
Nexen Inc.	100.00	116.12	116.48	78.22	92.77	84.60
S&P/TSX Oil & Gas Exploration & Production Index	100.00	101.32	111.59	77.24	109.85	124.07
S&P/TSX Composite Index	100.00	117.26	128.79	86.28	116.53	137.05
S&P/TSX Capped Energy Index	100.00	104.24	115.94	74.46	105.39	117.74

1 Assuming an investment of $100 and the reinvestment of dividends.

Relationship Between Share Price, Corporate Performance and Compensation

Our compensation strategy is designed to pay for performance. Our salary levels are determined by factors such as market competitiveness, internal relativity and individual performance. Our annual cash incentive assessment includes both financial and qualitative components, each counting for 50% of the total assessment as described in detail on pages 64 and 65.

These components include:

•                  financial—operating cash flow and net income; and

•                  qualitative—six key measures as described on page 65, one of which is share performance.

The overall 2010 corporate performance factor was favourable based on five of the six qualitative measures: strategic performance and other key indicators, capital efficiency, operating efficiency, how we do business and people talent. Weaker share price performance was one of the reasons the board reduced the overall corporate performance factor (failure to meet our production target at Long Lake and a contractor fatality, were also reasons). A more complete description of the 2010 Corporate Performance Assessment and trends in Overall Corporate Performance factors over the last five years can be found on pages 65 and 66.

Long-term incentives are the largest component of each named executive’s annual compensation. At least 64% of the target total direct compensation is in the form of long-term incentives, with the payout dependent on share price performance and considered “at risk”. As long-term incentive value is directly related to share price, the total compensation for named executives has been adversely affected by recent share performance. Our target pay mix aligns executive compensation with shareholder interests. The following graph shows the relationship between the share price performance and the value of long-term incentives.

Named Executives Long-Term Incentives

Estimated Fair Value of Annual Grants at Grant Date Reflects the estimated fair value at the time of grant using the Black-Scholes and/or Monte Carlo option pricing model, where appropriate, for TOPs and performance TOPs granted to the named executives designated in each year. Exercise prices reflect the closing market price on the day before the grant was approved and range from a high of $31.60 to a low of $15.72 throughout this period.

In-the-Money Value of Annual Grants at December 31, 2010 Reflects the value of the awards granted to the named executives designated in each year, as at December 31, 2010. The value is calculated using the closing market price per share of $22.80 at December 31, 2010, minus the exercise price times the number of TOPs and performance TOPs granted. The exercise prices of $31.60 in 2006 and $28.39 in 2007 exceeded the year-end closing price of $22.80 and have no intrinsic value at December 31, 2010.

The variability in estimated fair value of annual grants during the past five years reflects: i) the estimated fair value of 2008 grants is low, because in that year general market conditions resulted in a falling share price that prompted the board to not increase the grant size to maintain the expected value year over year, which would have resulted in an unintended windfall when financial markets recovered; ii) resumed expected value practices in 2009; and, iii) additional grants in 2009 and 2010 required to attract new executive talent to Nexen.

The trends in the graph above show that the actual value of long-term incentives as at December 31, 2010 was significantly less than the value the board originally intended the named executives to receive. This difference is directly due to weaker share price performance.

COST OF MANAGEMENT RATIO

The following information is for our named executives and represents the total compensation cost for the five-year period January 1, 2006 through December 31, 2010, presented as a percentage of market capitalization growth and capital expenditure. The Compensation Committee reviews similar information in their discussion of CEO compensation.

	2010	2009	2008	2007	2006	Total
Total cost ($millions) [1]	23.6	20.9	16.6	18.8	20.3	100.2
Market capitalization growth ($millions)	(1,202)	2,046	(5,800)	90	2,370	(2,496)
As a % of market capitalization growth	—	1.00%	—	20.91%	0.86%	—
Capital expenditures, including acquisitions ($millions)	2,602	3,497	3,066	3,401	3,408	15,974
As a % of capital expenditures, including acquisitions	0.91%	0.60%	0.54%	0.55%	0.60%	0.63%

1 See page 83 for total compensation of each named executive.

BENEFIT AND PENSION PLANS

Our benefit and pension plans support the health and well-being of our employees and encourage retirement savings. The plans are reviewed periodically to ensure they are fair, competitive and continue to meet our objectives. Market survey data is reviewed to ensure the plans provide benefits that are competitive with the plans within our peer group. Named executives participate in the same plans provided to all employees in the same location, however their annual cash incentive payments are recognized for pension benefit calculation purposes. See Executive Benefit Plan on page 73.

Disclosure in this document is specific to the Canadian plans in which the named executives participate. Nexen provides a variety of other benefit and pension plans outside of Canada that reflect local market practices.

Health and Welfare Benefits

Our benefit plans are designed to help protect employees’ health and that of their dependants, and help cover them in the event of disability or death. Under the flexible benefit plans, employees choose the level of coverage that best fits their needs. Those who select enhanced coverage levels are required to contribute to the cost of that coverage.

Employee Savings Plan

To help employees save for their future and encourage ownership in the company, Nexen provides the incentive and opportunity to accumulate savings through an employee savings plan. In the plan, all eligible Canadian employees may contribute, through payroll deduction, any percentage of their salary to purchase Nexen common shares, mutual fund units or a combination of both. Nexen matches employee contributions up to 6% of salary. The maximum matching contribution is available if the employee directs all of their contributions for the purchase of Nexen common shares and has participated in the plan for at least two years. Nexen contributions are invested in our common shares purchased on the open market and vest immediately. All contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in the employee savings plan.

Flow-Through Shares

Employees are able to participate in our internal offerings of Nexen flow-through shares, which are periodically made available to all employees resident in Canada. Flow-through shares are a tax-effective vehicle which provide an additional opportunity to invest in the future of Nexen.

Defined Benefit Pension Plan

Canadian employees of Nexen elect, upon hire, to participate in either the defined contribution pension plan or the defined benefit pension plan, both of which are registered. All named executives participated in the defined benefit pension plan in 2010. Features of the defined benefit pension plan are:

•                  participant contributions at 3% of their regular gross earnings (up to an annual plan maximum);

•                  retirement benefits at 1.8% (1.7% for years prior to 2005) of their average earnings for the 36 highest-paid consecutive months during the 10 years before retirement, multiplied by the years of credited service;

•                  plan participants may annually elect to increase their defined benefit accrual formula from 1.8% to 2%. Employees electing this option must contribute an additional 2% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. The maximum employee contribution allowed in 2010 was $11,925;

•                  integration with Canada Pension Plan (CPP) to provide a maximum offset of one-half of the current CPP benefit, pro-rated by years of credited service to a maximum of 35 years;

•                  members who retire after 10 years of service are eligible for an early retirement benefit at age 55 with a 4% reduction per year of early retirement for each year that benefits commence prior to age 60; and

•                  ability for participants to periodically switch prospectively between the defined benefit pension plan and defined contribution pension plan at different stages in their career.

Benefits on retirement are generally paid monthly for the life of the retiree, subject to standard payment elections. The normal form of benefit paid is a joint life and survivor benefit with a five-year guarantee. If elected, it is payable for the participant’s lifetime and provides the spouse with a survivor benefit of two thirds of the monthly payment. If the participant dies before receiving 60 monthly payments, the five-year guarantee allows the surviving spouse to receive the balance of the 60 monthly payments first and then the reduced survivor pension of 66 2/3%.

Pension benefits earned prior to January 1, 1993 may be indexed at the discretion of management’s pension committee, considering increases in the consumer price index. Pension benefits earned after December 31, 1992 are indexed annually between 0 and 5% based on the greater of:

•                  75% of the increase in the consumer price index, less 1%; and

•                  25% of the increase in the consumer price index.

PENSION BENEFIT OBLIGATION

At December 31, 2010, as indicated in the notes to our consolidated financial statements, the:

•                  registered defined benefit pension plan’s accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) was $256 million, which includes all active and inactive plan participants; and

•                  projected defined benefit obligation was $291 million.

The projected benefit obligation is an accounting-based value of the contractual entitlements that will change over time. The method used to determine this estimate will not be identical to those used by others and, as a result, the estimate may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were:

•                  a discount rate of 6% per year as at December 31, 2009;

•                  a discount rate of 5.25% per year as at December 31, 2010;

•                  a long-term compensation rate increase of 4% per year; and

•                  an assumed rate of inflation of 2.5% per year.

To maintain the funded status of the registered defined benefit pension plan, we contributed $14 million in special payments to the plan in 2010. As of December 31, 2010, the plan had a $21 million surplus.

Executive Benefit Plan

The executive benefit plan provides supplemental retirement benefits for Canadian defined benefit and defined contribution plan participants who have earned a retirement benefit in excess of the respective statutory limits. This allows employees to fully accrue a pension that is aligned with their earnings level and is competitive within our market. For defined benefit plan participants, any supplemental benefits will accrue and be paid monthly in a similar manner to the underlying defined benefit pension plan set out above on page 72. For executives, the average of the annual cash incentive payments during the last three years of plan participation are included for benefit accrual purposes, based on the lesser of target bonus or actual bonus paid.

PENSION BENEFIT OBLIGATION

At December 31, 2010, as indicated in the notes to our consolidated financial statements, the:

•                  projected benefit obligation for the executive benefit plan was $97 million (which, consistent with accounting standards, includes an assumption for future salary increases) and includes all active and inactive plan participants; and

•                  accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) was $78 million.

The key assumptions used for determining the projected benefit obligation under the executive benefit plan are the same as those used for the registered pension plan.

As of January 1, 2005, the executive benefit plan was amended to provide a supplemental pension allocation for defined contribution pension plan participants who are impacted by annual statutory contribution limits. In 2010, the sum of all supplemental allocations for eligible participants was $40,375 and is estimated to be $44,000 in 2011.

PENSION BENEFIT SECURITY

Benefits from the executive benefit plan are paid from Nexen’s cash flow and reduce the related pension liability. The pension expense for this plan is accounted for annually. As liabilities under this plan are unfunded, a level of protection is provided to participants through an irrevocable letter of credit. The letter of credit allows the plan to turn to the issuing bank for funding the pension obligation if the company fails to meet its obligations. The cost of obtaining the letter of credit in 2010 for all plan participants was $3,892,900. This cost has increased from 2009 due to increases in both the pension obligations and the fees on Nexen’s credit facilities.

Retirement Benefits

All Nexen retirees are provided with retirement benefits that consist of a $5,000 life insurance policy and reimbursement for provincial health care premiums, if applicable.

NAMED EXECUTIVE OFFICER COMPENSATION

Our named executive officers (named executives) are the CEO, CFO and the next three highest paid officers. Their profiles provide a short biography, three-year compensation history and their share ownership status at year end. See the summary compensation table on page 83 for details.

MARVIN F. ROMANOW

President and

Chief Executive Officer

Calgary, Alberta, Canada

EXPERIENCE

Nexen: 21 years

Industry: 34 years

Marvin Romanow, 55, has been the President and CEO since January 1, 2009. Formerly, he was the Executive Vice President and CFO. Prior to this, he held a variety of finance positions at Nexen, beginning as Vice President (VP), Finance in 1997 and VP and CFO in 1998.

Before coming to Nexen, he was with Wascana Energy Inc. He also held senior positions in engineering, operations, finance and planning with Amoco Canada and Dome Petroleum Ltd.

Mr. Romanow holds a Master of Business Administration degree and a Bachelor of Engineering degree (with great distinction), both from the University of Saskatchewan. He is a graduate of the Advanced Management Programme from INSEAD in France. Mr. Romanow was a director of Canexus Income Fund until February 7, 2011.

Shares at	Shares at	Net Change	Share Ownership		Actual Value		Meets or Exceeds
Dec. 31, 2009	Dec. 31, 2010	of Shares	Guideline		at Risk		Guideline
			4 x annual salary		4.3 x annual salary	[2]
205,899	232,347	26,448	4,925,000	[1]	5,297,512	[3]	Exceeds

1                 Reflects the named executive’s 2010 salary amount shown on page 83 multiplied by the share ownership guideline.

2                 Actual multiple of 2010 salary amount.

3                 Actual value at risk, determined by multiplying the number of shares held by the closing market price on the TSX of $22.80 per share, as at December 31, 2010.

ACCOMPLISHMENTS

•                  Focused execution on the three corporate strategic priorities: conventional exploration and development, oil sands and shale gas

•                  Met 2010 production guidance at 246,000 boe/d before royalties, despite the sale of our heavy oil business

•                  Achieved excellent exploration results, including a significant discovery at Appomattox

•                  Continued to advance visible company growth, projects and reserves additions

•                  Realized excellent value for asset sales with successful divestitures of non-core assets

•                  Doubled bitumen production following a successful turnaround in 2009; however, production was lower than expected for the year

•      See pages 76 and 77 for the complete review of Mr. Romanow’s 2010 objectives and achievements

2010 Pay Mix

THREE-YEAR LOOK-BACK

		2010		2009	2008 [1]		3-Year Total
Cash	Salary	1,231,250		1,100,000	601,250		2,932,500
	Annual Cash Incentive	1,515,000		429,000	700,000	[2]	2,644,000
Equity	Value of TOPs [3]	5,443,035	[4]	5,351,775	2,747,514	[5]	13,542,324
Total Direct Compensation		8,189,285		6,880,775	4,048,764		19,118,824
All Other Compensation [6]		197,483		179,978	119,016		496,477
Pension Value [7]		2,379,100		3,949,300	317,800		6,646,200
Total Compensation		10,765,868		11,010,053	4,485,580		26,261,501
Total Market Capitalization Growth ($million)		(1,202)		2,046	(5,800)		(4,956)
Total Cost as a % of Market Capitalization Growth		—		0.54	—		—
Capital expenditures, including acquisitions ($million)		2,602		3,497	3,066		9,165
As a % of capital expenditures, including acquisitions		0.41		0.31	0.15		0.29

1                 In 2008 Mr. Romanow was Executive Vice President and CFO; he was appointed CEO in January 2009.

2                 Includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.

3                 Estimated fair value of TOPs using the Black-Scholes option pricing model and of performance TOPs using the Monte Carlo option pricing model valued on the grant date.

4                 The value of Mr. Romanow’s 2010 grant is based on 450,000 TOPs and 195,000 performance TOPs.

5                 The value of Mr. Romanow’s 2008 grant is based on 180,000 TOPs on December 8, 2008, and of 295,000 TOPs on January 2, 2009 upon his appointment as President and CEO.

6                 Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon and golf club memberships, medical exam, and security monitoring. Also includes the fees Mr. Romanow was paid as a director of Canexus.

7                 Represents the current service cost, plus changes in compensation in excess of managerial assumptions, less required member contributions to the plan.

Pension Value

Mr. Romanow’s pension value increased following his appointment to CEO from CFO on January 1, 2009. Increases in pension value are typical when a long-term employee is promoted to CEO from within.

Mr. Romanow’s salary and annual cash incentive target increased once he became CEO to reflect his new responsibilities and to place him at a competitive level with his peers. These increases have contributed to higher pension values in the past two years.

If Mr. Romanow were to retire today, his annual benefit payable would be about 20% of his current base salary and annual cash incentive.

The following table shows the base salary, annual cash incentive target and discount rate used to calculate the pension value over the past three years.

Year	Base Salary [1]	Performance Bonus Target	Discount Rate	Pension Value [2]
2010	1,275,000	90%	6.00%	2,379,000
2009	1,100,000	75%	6.50%	3,949,300
2008	610,000	60%	5.25%	318,000

1                 Base salary is reflective of the value in effect on December 31 of the respective year.

2                 Pension value reflects the assumption that Mr. Romanow’s bonuses are paid at target.

See page 73, Pension Benefit Obligation, for details about how pension value is calculated and the assumptions used. The methods we use may be different from the methods used by others, and may not be directly comparable with other individuals or companies.

CEO Look-Back

In 2010, the Committee reviewed the look-back information and analyzed Mr. Romanow’s total pay and the value created for shareholders from the date he became CEO. In the analysis, dollar values were assigned and tallied for each compensation component, including salary, annual cash incentives, TOPs awards, benefits, pension and potential payments on change of control. The Committee reviewed his total compensation relative to Nexen’s market capitalization and that of the Canadian publicly-traded companies in the compensation peer group for the CEO position.

CEO Look-Back Total-Take

From the time Mr. Romanow was appointed CEO on January 1, 2009 to December 31, 2010, Nexen’s market capitalization increased by $844 million. Mr. Romanow’s total compensation for the same period was $21,775,921. This represents 2.58% of the increase in market capitalization over this period.

CEO Compensation and 2010 Objectives and Achievements

The CEO’s responsibility is to provide leadership in establishing and achieving goals that create value for our shareholders over both the short and long term.

Mr. Romanow’s 2010 annual cash incentive award was based on the corporate results described on pages 65 and 66, which determined the total cash available for the awards.

Under Mr. Romanow’s leadership, we saw strong performance on many fronts in 2010, including significant gains in advancing our core growth strategies, considerable value from streamlining our portfolio and tangible improvements in our execution capacity. The key challenge was the ramp up of the Long Lake project. Although bitumen production doubled in 2010 over 2009, volumes were below expectations.

Based on the board’s assessment of Mr. Romanow’s performance, including the performance objectives outlined below, he was awarded an annual cash incentive of $1,515,000, which is 20% over his target allocation from the two bonus pools.

ADVANCING OUR STRATEGIC PRIORITIES

Mr. Romanow led continued streamlining of our portfolio this year, generating cash proceeds of almost $1.3 billion from the disposition of non-core assets. We initially targeted $1 billion of proceeds from our asset disposition program. Almost $1 billion of this was from the disposition of heavy oil assets, achieving excellent value on the sale. We sold portions of our marketing business at attractive metrics and repositioned the business with reduced volatility and lower liquidity requirements.

In our conventional business, we made good progress on our major development projects in Nigeria and the North Sea, and achieved strong results from exploratory drilling in the deep-water Gulf of Mexico and the North Sea.

We made significant progress on our shale gas strategy. We completed drilling an eight-well pad at Horn River in northeast British Columbia with industry-leading results. We also secured additional lands in the region, effectively doubling our acreage and adding significant resources to our portfolio.

At Long Lake we experienced challenges despite extraordinary efforts and achievements. Operational disruptions and challenges with lean zones in the reservoir delayed the ramp-up of bitumen production. In response to this, we initiated the drilling of additional pads, added steam capacity and modified existing facilities to progress the successful ramp-up of the project.

ENHANCING FINANCIAL CAPACITY AND MAINTAINING LIQUIDITY

Our long-standing belief in maintaining ample liquidity and financing long-term assets with long-term debt put us in an excellent position to respond to the global recession in the past few years. Under Mr. Romanow’s guidance, we continued to focus on advancing our core strategies with a prudent capital program and ongoing cost management practices.

In 2010, significant proceeds from the disposition of non-core assets enhanced our financial capacity. Strong oil prices this year generated solid operating cash flows which, together with reduced working capital requirements, funded our capital investment program. Despite these achievements, we received a ratings review notice from Moody’s in late 2010. We have been working with them to better explain our financial position, such that they may reconsider their view.

A sound hedging program and liquidity from the extension of credit facilities also support our strong financial capacity.

MANAGING CAPITAL INVESTMENT PROGRAM TO ACHIEVE A BALANCE OF SHORT-TERM RETURNS AND LONG-TERM SUSTAINABILITY

Under Mr. Romanow’s direction, our capital investment program had strong performance, replacing 114% of production at a very competitive cost. Our exploration program delivered solid results with a discovery at Appomattox in the deep-water Gulf of Mexico and several discoveries in the UK North Sea.

ATTRACTING AND RETAINING PEOPLE TO ENHANCE OUR EXECUTION CAPABILITIES

We continue to maintain a strong corporate culture under Mr. Romanow’s leadership, and have been able to leverage our excellent reputation as an “employer of choice” to attract world-class talent in oil sands, shale gas and deep-water exploration. Success was also evident by retaining and developing high-performing employees and improving our performance management and feedback processes.

ACHIEVING OPERATIONAL EXCELLENCE AND ENHANCING EXECUTION CAPACITY

Under Mr. Romanow’s leadership, we saw significant improvement in safety and environmental performance metrics during 2010. Despite this improvement, there was a contractor fatality in our Yemen operations.

On the operating side, we met production guidance with solid performance from our core producing assets. Operating cost savings continued to be generated throughout the business.

ENSURING NEXEN’S CONTINUING LEADERSHIP POSITION IN “HOW WE DO BUSINESS”

Nexen continued to advance the integration of governance, integrity and social responsibility into our business in 2010 through initiatives such as the launch of our Integrity Guide (Nexen’s code of conduct). Mr. Romanow’s personal involvement gives these initiatives broad visibility and helps embed them into our corporate culture.

We continue to be recognized by a variety of external stakeholders for the way we do business.

•	Globe and Mail: Recognized Governance Leader (Ranked 5th—up three places).
•	Corporate Knights: Global Top 100 Most Sustainable Corporations; Top 50 Corporate Citizens in Canada.
•	Macleans/Jantzi: Top 50 Most Socially Responsible Canadian Companies.
•	Goldman Sachs SUSTAIN 2010 study: Highest-ranked upstream oil and gas producer for Environmental, Social and Governance management quality.
•	Corpedia: Nexen’s Integrity Guide ranked in top percentile when benchmarked against 1,400 other codes of conduct.
•	University of Waterloo: Business Ethics Award.
•	Canadian Institute of Chartered Accountants: Awards for excellence for Corporate Financial Reporting and Governance Reporting.
•	Carbon Disclosure Leadership Index.

KEVIN J. REINHART Executive Vice President and Chief Financial Officer Calgary, Alberta, Canada EXPERIENCE Nexen: 17 years Industry: 29 years

Kevin Reinhart, 52, has been Executive Vice President and CFO since April 27, 2010. Prior to this, he was Senior Vice President and CFO since January 1, 2009 and subsequently, Senior Vice President, Corporate Planning and Business Development. Since joining Nexen as Controller in 1994, he has assumed increasing responsibilities and has held various positions, including Director of Risk Management and Treasurer. Before coming to Nexen, Mr. Reinhart held senior management positions in a public accounting firm.

Mr. Reinhart is a Chartered Accountant and holds a Bachelor of Commerce degree from Saint Mary’s University in Halifax. He was a director of Canexus Income Fund until February 7, 2011.

Shares at	Shares at	Net Change	Share Ownership		Actual Value		Meets or Exceeds
Dec. 31, 2009	Dec. 31, 2010	of Shares	Guideline		at Risk		Guideline
			2.5 x annual salary		3.9 x annual salary	[2]
65,855	81,497	15,642	1,204,168	[1]	1,858,132	[3]	Exceeds

1	Reflects the named executive’s 2010 salary amount multiplied by the share ownership guideline.
2	Actual multiple of 2010 salary amount.
3	Actual value at risk, determined by multiplying the number of shares held by the closing market price on the TSX of $22.80 per share, as at December 31, 2010.

ACCOMPLISHMENTS

• Reduced net debt position by $1.5 billion in proceeds and debt reduction

• Achieved market-leading terms for bank credit facility renewals

• Completed preparation for implementing International Financial Reporting Standards

• Implemented a successful 2011 hedging program

2010 Pay Mix

THREE-YEAR LOOK-BACK

		2010		2009	2008		3-Year Total
Cash	Salary	481,667		440,000	365,000		1,286,667
	Annual Cash Incentive	409,000		175,000	300,000	[1]	884,000
Equity	Value of TOPs [2]	1,542,593	[3]	1,459,575	733,964	[4]	3,736,132
Total Direct Compensation		2,433,260		2,074,575	1,398,964		5,906,799
All Other Compensation [5]		134,747		124,438	104,582		363,767
Pension Value [6]		410,100		381,300	128,800		920,200
Total Compensation		2,978,107		2,580,313	1,632,346		7,190,766

1	Includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.
2	Estimated fair value of TOPs using the Black-Scholes option pricing model and of performance TOPs using the Monte Carlo option pricing model valued on the grant date.
3	The value of Mr. Reinhart’s 2010 grant is based on 127,500 TOPs and 55,300 performance TOPs.
4	The value of Mr. Reinhart’s 2008 grant is based on 80,000 TOPs on December 8, 2008 and 50,000 TOPs on January 2, 2009 upon his appointment as Senior VP and CFO.
5

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, and security monitoring. Also includes the fees Mr. Reinhart was paid as a director of Canexus.

6	Represents the current service cost, plus changes in compensation in excess of managerial assumptions, less required member contributions to the plan.

MATTHEW J. FOX Executive Vice President, International Calgary, Alberta, Canada EXPERIENCE Nexen: 1 year Industry: 28 years

Matt Fox, 50, was appointed Executive Vice President, International on April 1, 2010. Mr. Fox joined Nexen after 27 years at ConocoPhillips.

Mr. Fox held progressively senior positions in various ConocoPhillips divisions, including the Canadian Oil Sands, the UK, the US and the Middle East. These senior positions were chief reservoir engineer, Manager of Investment Appraisal BD Finance, Executive Assistant to Upstream Executive Vice President, North Slope Development Manager, Senior Vice President Oil Sands, culminating in 2009 with President of ConocoPhillips Canada.

Mr. Fox received his Bachelor of Science degree in Civil Engineering from City University London and his Master of Engineering in Petroleum Engineering degree from Heriot Watt University in Edinburgh.

Shares at	Shares at	Net Change	Share Ownership		Actual Value		Meets or Exceeds
Dec. 31, 2009	Dec. 31, 2010	of Shares	Guideline		at Risk		Guideline
			2.5 x annual salary		0.3 x annual salary	[2]	Has until April 2015
—	5,000	5,000	984,375	[1]	114,000	[3]	to meet guideline

1	Reflects the named executive’s 2010 salary amount multiplied by the share ownership guideline.
2	Actual multiple of 2010 salary amount.
3	Actual value at risk, determined by multiplying the number of shares held by the closing market price on the TSX of $22.80 per share, as at December 31, 2010.

ACCOMPLISHMENTS

• Commissioned fourth platform at Buzzard safely, on time and under budget

• Managed ramp up of Ettrick to design rates

• Advanced Usan and Golden Eagle projects and tie-backs to UK production facilities

• Exceeded production targets in Yemen and progressed extension discussions for Masila block with the government

2010 Pay Mix

LOOK-BACK

		2010		2009	2008	3-Year Total
Cash	Salary	393,750		—	—	393,750
	Annual Cash Incentive	451,000		—	—	451,000
Equity	Value of TOPs [1]	3,299,030	[2]	—	—	3,299,030
Total Direct Compensation		4,143,780		—	—	4,143,780
All Other Compensation [3]		272,631		—	—	272,631
Pension Value [4]		867,000		—	—	867,000
Total Compensation		5,283,411		—	—	5,283,411

1	Estimated fair value of TOPs using the Black-Scholes option pricing model and of performance TOPs using the Monte Carlo option pricing model valued on the grant date.
2	Mr. Fox was hired on April 1, 2010 and the value of his 2010 grant includes 170,000 TOPs granted upon hire and 135,000 TOPs and 58,500 performance TOPs granted on December 6, 2010.
3

Reflects car allowance and life insurance premiums paid by Nexen and the amount reimbursed for financial counseling, luncheon club membership, and medical exam. Also includes a $250,000 special bonus paid upon hire.

4

Represents the current service cost, plus changes in compensation in excess of managerial assumptions, less required member contributions to the plan. Mr. Fox joined the defined benefit pension plan on July 1, 2010. He was provided with an accelerated service credit of five years upon his date of hire

GARY H. NIEUWENBURG Executive Vice President, Canada Calgary, Alberta, Canada EXPERIENCE Nexen: 30 years Industry: 30 years

Gary Nieuwenburg, 52, has been Executive Vice President, Canada since May 1, 2009. Prior to this, he was Senior Vice President, Synthetic Crude since November 1, 2007 and VP, Synthetic Crude since July 2002, responsible for the newly-formed synthetic crude business unit in Canadian Oil and Gas.

Mr. Nieuwenburg was with Wascana Energy Inc. before coming to Nexen. He has held various positions of increasing responsibility, including division VP, exploration and production, Canadian Oil and Gas and VP, Corporate Planning and Business Development.

Gary is a Mechanical Engineering graduate of the University of Manitoba. He is a member of the Management Committee of Syncrude Canada Ltd., a joint venture in which Nexen owns 7.23%.

Shares at	Shares at	Net Change	Share Ownership		Actual Value		Meets or Exceeds
Dec. 31, 2009	Dec. 31, 2010	of Shares	Guideline		at Risk		Guideline
			2.5 x annual salary		4.6 x annual salary	[2]
99,750	103,323	3,573	1,268,750	[1]	2,355,764	[3]	Exceeds

1	Reflects the named executive’s 2010 salary amount multiplied by the share ownership guideline.
2	Actual multiple of 2010 salary amount.
3	Actual value at risk, determined by multiplying the number of shares held by the closing market price on the TSX of $22.80 per share, as at December 31, 2010.

ACCOMPLISHMENTS

• Delivered outstanding shale gas execution, including a 65% reduction in cost per frac

• Increased significantly the resource inventory in northeast British Columbia and Alberta tight oil

• Doubled bitumen production following a successful turnaround in 2009; however, production was lower than expected for the year

• Realized excellent value for the sale of our heavy oil assets in Canada

2010 Pay Mix

THREE-YEAR LOOK-BACK

		2010		2009		2008		3-Year Total
Cash	Salary	507,500		474,000		416,500		1,398,000
	Annual Cash Incentive [1]	354,000		156,000		365,000	[1]	875,000
Equity	Value of TOPs [2]	1,542,593	[3]	2,097,225	[4]	542,080		4,181,898
Total Direct Compensation		2,404,093		2,727,225		1,323,580		6,454,898
All Other Compensation [5]		58,573		56,552		52,670		167,795
Pension Value [6]		93,100		624,300		141,800		859,200
Total Compensation		2,555,766		3,408,077		1,518,050		7,481,893

1	Includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.
2	Estimated fair value of TOPs using the Black-Scholes option pricing model and of performance TOPs using the Monte Carlo option pricing model valued on the grant date.
3	The value of Mr. Nieuwenburg’s 2010 grant is based on 127,500 TOPs and 55,300 performance TOPs.
4	The value of Mr. Nieuwenburg’s 2009 grant is based on 50,000 TOPs on May 1, 2009 upon his appointment as Executive VP, Canada and 170,000 TOPs on December 7, 2009.
5

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, and security monitoring.

6	Represents the current service cost, plus changes in compensation in excess of managerial assumptions, less required member contributions to the plan.

JAMES T. ARNOLD Senior Vice President, Synthetic Crude Calgary, Alberta, Canada EXPERIENCE Nexen: 18 years Industry: 27 years

Jim Arnold, 51, has been Senior Vice President, Synthetic Crude since July 2009. He re-joined Nexen in February 2009 as VP Operations and Projects, Synthetic Oil. Prior to this, he held the positions of COO and VP, Development with OPTI Canada Inc. (OPTI), having left Nexen to establish OPTI’s Calgary office in January 2000. Before OPTI, he held various positions with Nexen, including General Manager and Reservoir Engineering Manager. Prior to this, he was with Wascana Energy Inc. and held numerous senior positions of increasing responsibility.

Mr. Arnold is a professional engineer in Alberta. He holds a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba.

Shares at	Shares at	Net Change	Share Ownership		Actual Value		Meets or
Dec. 31, 2009	Dec. 31, 2010	of Shares	Guideline		at Risk		Exceeds Guideline
			2 x annual salary		0.9 x annual salary	[2]	Has until July 2014
5,319	16,750	11,431	855,000	[1]	381,900	[3]	to meet guideline

1	Reflects the named executive’s 2010 salary amount multiplied by the share ownership guideline.
2	Actual multiple of 2010 salary amount.
3	Actual value at risk, determined by multiplying the number of shares held by the closing market price on the TSX of $22.80 per share, as at December 31, 2010.

ACCOMPLISHMENTS

• Introduced several major initiatives to implement operations improvements at Long Lake

• Doubled bitumen production following a successful turnaround in 2009; however, production was lower than expected for the year

• Positioned our synthetic business to achieve positive operating cash flow

• Continued to develop and strengthen technical and operational talent

2010 Pay Mix

LOOK-BACK

		2010		2009		2008	3-Year Total
Cash	Salary	427,500		375,833		—	803,333
	Annual Cash Incentive	245,000		99,000		—	344,000
Equity	Value of TOPs [1]	1,134,997	[2]	1,402,206	[3]	—	2,537,203
Total Direct Compensation		1,807,497		1,877,039		—	3,684,536
All Other Compensation [4]		58,783		238,747		—	297,530
Pension Value [5]		107,100		87,300		—	194,400
Total Compensation		1,973,380		2,203,086		—	4,176,466

1	Estimated fair value of TOPs using the Black-Scholes option pricing model and of performance TOPs using the Monte Carlo option pricing model valued on the grant date.
2	The value of Mr. Arnold’s 2010 grant is based on 93,800 TOPs and 40,700 performance TOPs.
3	Mr. Arnold was hired on February 1, 2009 and the value of his 2009 grant includes 70,000 TOPs upon hire granted February 23, 2009 and 100,000 TOPs on December 7, 2009.
4

Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen and the maximum reimbursement amount for financial counseling, luncheon club membership, medical exam, and security monitoring. Also includes a $200,000 special bonus paid upon hire.

5	Represents the current service cost, plus changes in compensation in excess of managerial assumptions, less required member contributions to the plan.

General Information

OTHER OFFICERS

Eric B. Miller	Senior Vice President, General Counsel and Secretary
Una M. Power	Senior Vice President, Corporate Planning and Business Development
Brian C. Reinsborough	Senior Vice President, US Oil and Gas
Catherine J. Hughes	Vice President, Operational Services, Technology and Human Resources
Kim D. McKenzie	Vice President and Chief Information Officer
Kevin J. McLachlan	Vice President, Global Exploration
Brendon T. Muller	Controller
J. Michael Backus	Treasurer
Rick C. Beingessner	Assistant Secretary
C. James Cummings	Assistant Secretary

TRADING IN COMPANY SECURITIES

We have a trading policy designed to prevent insider trading and a program to remind directors, executives and employees that they may have confidential information about us from time to time.

The trading in securities and reporting policy is available at www.nexeninc.com. Our main objectives are to: i) prevent insider trading; ii) protect all personnel and Nexen from allegations of insider trading; and iii) fulfill our obligations to stock exchanges, regulators and investors. In supporting these objectives we:

•

impose a company-wide six-day blackout on trading in Nexen securities, from five full business days before the public release of quarterly or annual results to the close of trading on the day of the public release of information, unless the information is released after the close of markets, then to the close of trading on the next business day;

•	provide reminders to all personnel of the regular blackouts at least 30 days before and the day they commence, giving the exact blackout dates;
•	manage limited blackouts near quarterly and annual releases and during times when it is uncertain whether an emerging issue may become material;
•

require all personnel to call our pre-trading compliance line to confirm that they do not have inside information before transacting in Nexen securities. In practice, directors and executive officers receive verbal confirmation from Nexen’s legal group that it is an appropriate time for them to trade before initiating a transaction; and

•	provide education sessions on our policy and procedures.

In addition, under the policy, directors, executives and employees may not take any derivative or speculative positions in Nexen securities. This is to prevent the purchase of financial instruments that are designed to hedge or offset any decrease in the market value of Nexen securities.

SHARE SPLITS

All exercise prices and numbers granted have been adjusted to account for the May 2007 two-for-one share split.

SUMMARY COMPENSATION TABLE

To determine the next three highest paid officers after the CEO and CFO, we total their salary, estimated option-based award value, non-equity incentive plan compensation and all other compensation as shown below. Grants of TOPs are considered option-based awards under applicable disclosure requirements. We do not award named executives share-based awards or non-equity incentive plan compensation under long-term incentive plans, as these terms are used in applicable disclosure requirements.

			Option-Based			Non-Equity
			TOPs	Estimated		Annual
Name and			Awards [1]	TOPs		Incentive Plan	Pension	All Other		Total
Principal Position	Year	Salary	(#)	Value [2]		Compensation [3,4]	Value [5]	Compensation [6]		Compensation
Marvin F. Romanow, [7]	2010	1,231,250	645,000	5,443,035		1,515,000	2,379,100	197,483		10,765,868
President and CEO	2009	1,100,000	550,000	5,351,775		429,000	3,949,300	179,978		11,010,053
	2008	601,250	475,000	2,747,514	[8]	700,000	317,800	119,016		4,485,580

Kevin J. Reinhart, [9]	2010	481,667	182,800	1,542,593		409,000	410,100	134,747		2,978,107
Executive VP and CFO	2009	440,000	150,000	1,459,575		175,000	381,300	124,438		2,580,313
	2008	365,000	130,000	733,964	[10]	300,000	128,800	104,582		1,632,346

Matthew J. Fox	2010	393,750	363,500	3,299,030	[11]	451,000	867,000	272,631	[12]	5,283,411
Executive VP,	2009	—	—	—		—	—	—		—
International	2008	—	—	—		—	—	—		—

Gary H. Nieuwenburg,	2010	507,500	182,800	1,542,593		354,000	93,100	58,573		2,555,766
Executive VP, Canada	2009	474,000	220,000	2,097,225	[13]	156,000	624,300	56,552		3,408,077
	2008	416,500	100,000	542,080		365,000	141,800	52,670		1,518,050

James T. Arnold,	2010	427,500	134,500	1,134,997		245,000	107,100	58,783		1,973,380
Senior VP,	2009	375,833	170,000	1,402,206	[14]	99,000	87,300	238,747	[15]	2,203,086
Synthetic Crude	2008	—	—	—		—	—	—		—

1	All named executives were granted a combination of TOPs and performance TOPs in 2010.
2

Reflects the estimated grant date fair value under the Black-Scholes option pricing model of non-performance TOPs granted in the year. The key assumptions of this valuation include current market price of Nexen’s stock, exercise price of the option, option term, risk-free interest rate, turnover, dividend yield of stock and volatility of stock return. The actual value realized will depend on the Nexen share price at the time of exercise. Also reflects the estimated grant date fair value under the Monte Carlo option pricing model of performance TOPs granted in the year. The Monte Carlo model is used to simulate expected returns and estimate the fair value of the award. The key assumptions of this valuation are similar to those in the Black-Scholes option pricing model used to value TOPs. The actual value realized will depend on the Nexen share price at the time of exercise and the actual relative performance against a comparator group. The accounting value for both TOPs and performance TOPs is calculated using the intrinsic value method, which is the difference between the current market price of the stock and the exercise price of the option. The compensation grant date fair value of the TOPs and performance TOPs awarded for 2010 and reported in this table was $12,962,248 and the accounting value of these same awards at the date of grant was zero. The difference between these valuation methods is $12,962,248. Management’s consultant provides the annual Black-Scholes and Monte Carlo values. There were no amendments to the exercise price of TOPs or performance TOPs in 2010.

3

Reflects the value of awards earned in each year under Nexen’s annual cash incentive program. The awards are paid in the following calendar year based on their salary on December 31 of the previous year.

4	For Mr. Romanow, Mr. Reinhart and Mr. Nieuwenburg, includes discretionary recognition in 2008 for the acquisition of an additional interest in Long Lake from OPTI.
5	Represents the current service cost, plus changes in compensation in excess of managerial assumptions, less required member contributions to the plan.
6

The total value of the perquisites portion of All Other Compensation provided to each named executive is less than $50,000 and less than 10% of their annual salary. See the All Other Compensation table on page 89 for details.

7

Prior to February 7, 2011, Mr. Romanow was a director of Canexus and was paid fees of $32,500, received notional deferred trust units of Canexus valued at $33,600 and distributions on his trust units of $14,360 in 2010. In 2009, he was paid fees of $34,000, received notional deferred trust units of Canexus valued at $25,950 and distributions on his trust units of $11,290. In 2008, he was paid fees of $34,000, received notional deferred trust units of Canexus valued at $15,600 and distributions on his trust units of $6,399. These amounts are included in the All Other Compensation table on page 89.

8

Reflects Mr. Romanow’s annual grant of 180,000 TOPs on December 8, 2008 with a grant date fair value of $975,744, and a grant of 295,000 TOPs he received upon appointment as President and CEO in January 2009 with a grant date fair value of $1,771,770.

9

Prior to February 7, 2011, Mr. Reinhart was a director of Canexus and was paid fees of $31,000, received notional deferred trust units of Canexus valued at $33,600 and distributions on his trust units of $14,360 in 2010. In 2009, he was paid fees of $34,000, received notional deferred trust units of Canexus valued at $25,950 and distributions on his trust units of $11,290. In 2008, he was paid fees of $34,000, received notional deferred trust units valued at $15,600 and distributions on his trust units of $6,399. These amounts are included in the All Other Compensation table on page 89.

10

Reflects Mr. Reinhart’s annual grant of 80,000 TOPs on December 8, 2008 with a grant date fair value of $433,664, and a grant of 50,000 TOPs he received upon appointment as Senior VP and CFO in January 2009 with a grant date fair value of $300,300.

11

Reflects Mr. Fox’s annual grant of 135,000 TOPs and 58,500 performance TOPs on December 6, 2010 with a grant date fair value of $1,632,911, and a grant of 170,000 TOPs he received upon hire in April 2010 with a grant date fair value of $1,666,119.

12	Mr. Fox received a $250,000 special bonus upon hire.
13

Reflects Mr. Nieuwenburg’s annual grant of 170,000 TOPs on December 7, 2009 with a grant date fair value of $1,654,185, and a grant of 50,000 TOPs he received upon appointment as Executive VP, Canada in May 2009 with a grant date fair value of $443,040.

14

Reflects Mr. Arnold’s annual grant of 100,000 TOPs on December 7, 2009 with a grant date fair value of $973,050, and a grant of 70,000 TOPs he received upon hire in February 2009 with a grant date fair value of $429,156.

15	Mr. Arnold received a $200,000 special bonus upon hire.

Changes in Pension Obligations

The pension value in the Summary Compensation Table reflects the current service cost, less required member contributions to the plan, plus any changes in obligations resulting from compensation increases in excess of managerial assumptions. Actual compensation changes may vary from the assumed rate of compensation increase and will vary among each executive from year to year. These values differ from the termination values reported under the change of control agreements on page 92, which disclose additional lump sum pension benefits provided if a change of control occurs.

INCENTIVE PLAN AWARDS

To value incentive plan awards (TOPs), Nexen uses the Black-Scholes option pricing model, which is a generally-accepted method for measuring this type of long-term incentive. For performance TOPs, Nexen uses the Monte Carlo option pricing model and the value is provided by management’s consultant. The actual value realized on exercise may be higher or lower depending on the Nexen share price at the time of exercise.

Incentive Plan Awards Granted in 2010

The term for TOPs granted in 2010 is five years and vest one-third each year for three years starting one year after the grant date. The vesting of performance TOPs is subject to achievement of specific performance criteria as described on page 68.

									Potential Realizable
									Value at Assumed
									Annual Rates of
			Performance	% of					Share Price Appreciation
		TOPs	TOPS	Total TOPs	Exercise			Grant	for 5 Year Term [2]
		Granted	Granted	Granted to	Price			Value [1]	5%	10%
Name	Grant Date	(#)	(#)	Employees	($)		Expiry Date	($)	($)	($)
Romanow	Dec. 6, 2010	450,000	195,000	14.0%	22.13	[3]	Dec. 5, 2015	5,443,035	3,943,602	8,714,328
Reinhart	Dec. 6, 2010	127,500	55,300	4.0%	22.13	[3]	Dec. 5, 2015	1,542,593	1,117,659	2,469,735
Fox	April 1, 2010[4]	170,000	—	3.7%	25.13	[4]	Mar. 31, 2015	1,666,119	1,180,302	2,608,160
	Dec. 6, 2010	135,000	58,500	4.2%	22.13	[3]	Dec. 5, 2015	1,632,911	1,183,080	2,614,298
Nieuwenburg	Dec. 6, 2010	127,500	55,300	4.0%	22.13	[3]	Dec. 5, 2015	1,542,593	1,117,659	2,469,735
Arnold	Dec. 6, 2010	93,800	40,700	2.9%	22.13	[3]	Dec. 5, 2015	1,134,997	822,348	1,817,174

1

Reflects the estimated fair value of TOPs using the Black-Scholes option pricing model and performance TOPs using the Monte Carlo option pricing model on the grant date. See note 2 on page 83 for details.

2	Potential realizable value calculated assuming 100% of performance TOPs vest.
3	Reflects the closing market price of Nexen common shares on the TSX on December 3, 2010.
4	Mr. Fox received this grant upon hire. The exercise price is the closing market price of Nexen common shares on the TSX on March 31, 2010.

Incentive Plan Awards—TOPs Exercised or Exchanged and Value Vested or Earned in 2010

The TOPs value realized in 2010 occurred very close to or upon grant expiry, demonstrating that executives are holding TOPs for the long term, in alignment with our long-term strategy. The TOPs value vested in 2010 represents what could have been earned if named executives exercised TOPs immediately upon vesting. As shown in the table, the TOPs awards vesting in 2010 had some in-the-money value upon vesting. The actual value realized will depend on the share price at the time of exercise. Grants of TOPs are considered option-based awards under applicable disclosure requirements. We do not award named executives share-based awards or non-equity incentive plan compensation under long-term incentive plans, as these terms are used in applicable disclosure requirements.

					Non-Equity
					Annual Incentive
	TOPs Awards		TOPs Awards		Plan Compensation
	Exercised or	Value	Vested	Value Vested	Value Earned
	Exchanged	Realized [1]	in 2010	in 2010 [2]	During the Year [3]
Name	(#)	($)	(#)	($)	($)
Romanow	200,000	2,593,000	406,100	535,541	1,515,000
Reinhart	80,000	1,035,450	120,800	134,050	409,000
Fox	—	—	—	—	451,000
Nieuwenburg	—	—	140,800	121,110	354,000
Arnold	—	—	57,800	178,262	245,000
Total	280,000	3,628,450	725,500	968,963	2,974,000

1	Reflects the closing market price at the time of the exercise or exchange, minus the exercise price, times the number of TOPs exercised or exchanged.
2

Reflects the closing market price at the time of vesting, minus the exercise price, times the number of TOPs vested as defined in the TOPs plan. Most TOPs awards vesting in 2010 had an exercise price greater than the market price. See the table on page 86 for further details on the exercise price for vested TOPs.

3	Represents compensation earned in respect of 2010 and paid in 2011.

Incentive Plan Awards—TOPs Value Not Realized

This table shows that the value realized from TOPs granted in 2005 was zero, when the intended total value for named executives was $2,130,686.

	TOPs Awards
	Estimated Grant	Value		Share Price at
	Date Fair Value [1]	Realized	Exercise Price	Time of Expiry [2]
Name	($)	($)	($)	($)
Romanow	964,252	—	27.285	22.540
Reinhart	544,336	—	27.285	22.540
Fox	—	—	—	—
Nieuwenburg	622,098	—	27.285	22.540
Arnold	—	—	—	—
Total	2,130,686	—

1	Reflects the estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.
2	Reflects the closing market price of Nexen common shares on the TSX on the date of expiry, December 6, 2010.

Outstanding Incentive Plan Awards

The outstanding incentive plan awards held by our named executives at December 31, 2010 are shown below. When the exercise price exceeds the market value per share at December 31, 2010 the value is zero.

					Vested and Unvested TOPs		Vested TOPs
					at Dec. 31, 2010 [1,2]		at Dec. 31, 2010 [1,2]
					Number of
					Securities
					Underlying	Value of
			Exercise		Unexercised	Unexercised
			Price	Granted [3]	TOPs	TOPs [4]	Number	Value [4]
Name	Date Granted	Expiry Date	($)	(#)	(#)	($)	(#)	($)
Romanow	Dec. 4, 2006	Dec. 3, 2011	31.600	160,000	160,000	—	160,000	—
	Dec. 3, 2007	Dec. 2, 2012	28.390	180,000	180,000	—	180,000	—
	Dec. 8, 2008	Dec. 7, 2013	19.360	180,000	180,000	619,200	120,600	414,864
	Jan. 2, 2009	Jan. 1, 2014	21.450	295,000	295,000	398,250	100,300	135,405
	Dec. 7, 2009	Dec. 6, 2014	24.950	550,000	550,000	—	187,000	—
	Dec. 6, 2010	Dec. 5, 2015	22.130	645,000	645,000	432,150	—	—
Total				2,010,000	2,010,000	1,449,600	747,900	550,269
Reinhart	Dec. 4, 2006	Dec. 3, 2011	31.600	80,000	80,000	—	80,000	—
	Dec. 3, 2007	Dec. 2, 2012	28.390	80,000	80,000	—	80,000	—
	Dec. 8, 2008	Dec. 7, 2013	19.360	80,000	80,000	275,200	53,600	184,384
	Jan. 2, 2009	Jan. 1, 2014	21.450	50,000	50,000	67,500	17,000	22,950
	Dec. 7, 2009	Dec. 6, 2014	24.950	150,000	150,000	—	51,000	—
	Dec. 6, 2010	Dec. 5, 2015	22.130	182,800	182,800	122,476	—	—
Total				622,800	622,800	465,176	281,600	207,334
Fox	Apr. 1, 2010	Mar. 31, 2015	25.130	170,000	170,000	—	—	—
	Dec. 6, 2010	Dec. 5, 2015	22.130	193,500	193,500	129,645	—	—
Total				363,500	363,500	129,645	—	—
Nieuwenburg	Dec. 4, 2006	Dec. 3, 2011	31.600	100,000	100,000	—	100,000	—
	Dec. 3, 2007	Dec. 2, 2012	28.390	100,000	100,000	—	100,000	—
	Dec. 8, 2008	Dec. 7, 2013	19.360	100,000	100,000	344,000	67,000	230,480
	May 1, 2009	April 30, 2014	22.720	50,000	50,000	4,000	17,000	1,360
	Dec. 7, 2009	Dec. 6, 2014	24.950	170,000	170,000	—	57,800	—
	Dec. 6, 2010	Dec. 5, 2015	22.130	182,800	182,800	122,476	—	—
Total				702,800	702,800	470,476	341,800	231,840
Arnold	Feb. 23, 2009	Feb. 22, 2014	15.720	70,000	70,000	495,600	23,800	168,504
	Dec. 7, 2009	Dec. 6, 2014	24.950	100,000	100,000	—	34,000	—
	Dec. 6, 2010	Dec. 5, 2015	22.130	134,500	134,500	90,115	—	—
Total				304,500	304,500	585,715	57,800	168,504

1                 Excludes grants that have been fully exercised.

2                 The value of unvested TOPs can be confirmed in the Change of Control table on page 92.

3                 Nexen common shares are issued on exercise of TOPs on a one-for-one basis.

4                 The difference between the closing market price of Nexen common shares on the TSX on December 31, 2010 of $22.80 per share and the exercise price of TOPs, times the number of TOPs. Where the exercise price exceeds the market value per share, the value shown is zero.

Pre-Arranged Trading Programs

Nexen recognizes the limited opportunity our executives have to exercise TOPs due to blackouts and advisories on trading. Sometimes, vested TOPs approach the expiry date when our executives could be subject to a trading restriction. To avoid losing this value, executives may participate in a pre-arranged trading program. Participating executives provide irrevocable instructions to automatically exchange their vested TOPs for cash on a day prior to the TOPs expiry date that does not fall within one of our four regularly scheduled blackouts. The executives may enter into a pre-arranged trading program only when no trading restrictions are in effect. They may also choose to exercise their vested TOPs, whether or not subject to a pre-arranged trading program, any time prior to expiry when there are no trading restrictions on them. The following table sets out pre-arranged trading programs currently in effect.

						Remaining TOPs
				Exercise Price	Granted	to be Exercised
Name	Date Granted	Expiry Date	Exercise Date	($)	(#)	(#)
Romanow	Dec. 4, 2006	Dec. 3, 2011	Dec. 2, 2011	31.600	160,000	160,000
Reinhart	Dec. 4, 2006	Dec. 3, 2011	Dec. 2, 2011	31.600	80,000	80,000
Fox	—	—	—	—	—	—
Nieuwenburg	Dec. 4, 2006	Dec. 3, 2011	Dec. 2, 2011	31.600	100,000	100,000
Arnold	—	—	—	—	—	—

PENSION PLAN BENEFITS

All named executives are members of Nexen’s registered defined benefit pension plan and executive benefit plan and accrue a pension benefit at a 2% accrual rate. With this option, they must contribute 5% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. See page 72 for details.

Pension Value Earned and Benefit Obligation Changes in 2010

Our reported values use actuarial assumptions and methods that are the same as those used to calculate pension obligations and the related annual expense disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, our reported values may not be directly comparable to similar pension liability values disclosed by other companies.

The board must approve additional past service credits or accelerated service credits. An accelerated service credit of five years was provided to Mr. Fox upon his date of hire on April 1, 2010 as part of a competitive offering to attract a mid-career senior executive from another organization in our sector. The notes to the following table show additional past service credits authorized by the board for the named executives who participate in the Canadian defined benefit pension plan and the executive benefit plan.

No benefit payments were made to named executives in the last fiscal year.

Defined Benefit Plan Table

					Accrued			Accrued
	Years of		Annual Benefits Payable		Obligation at	Compensatory	Non-Compensatory	Obligation at
Name	Credited Service		At Year End [1]	At Age 65 [2]	Jan. 1, 2010	Change [3]	Change [4]	Dec. 31, 2010
Romanow	23.50	[5,6]	607,124	867,060	9,719,000	2,379,100	2,310,900	14,409,000
Reinhart	16.33		169,035	314,081	1,964,000	410,100	497,900	2,872,000
Fox	5.50	[7]	56,869	211,967	—	867,000	179,000	1,046,000
Nieuwenburg	6.00	[8]	146,276	311,987	2,060,000	93,100	599,900	2,753,000
Arnold	1.92	[9]	17,025	139,899	114,000	107,100	60,900	282,000
Total			996,329	1,844,994	13,857,000	3,856,400	3,648,600	21,362,000

1                 All information as of December 31, 2010. Represents the sum of the benefits accrued under the defined benefit and executive benefit pension plans.

2                 Represents a value based on projected years of credited service at a 2% accrual rate to age 65 and actual pensionable earnings used to calculate the benefit amount in the previous column.

3                 Includes the 2010 current service cost, less required member contributions to the plan, plus changes in compensation in excess of managerial assumptions. Disclosure of the valuation method and significant assumptions used may be found in the pension and other post-retirement benefits note 13 in our 2010 consolidated financial statements.

4                 Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

5                 Ten years of additional past service credits were granted to Mr. Romanow by the board in 2001. This was a competitive practice to recognize that he was at a certain level in his career in 2001 when he was appointed Executive Vice President.

6                 Mr. Romanow joined the defined benefit pension plan after 7.25 years in the defined contribution pension plan. A pension benefit, which is reflective of base salary, will be based on his 23.50 years of defined benefit pension plan service. A pension benefit, which is reflective of pensionable bonus, will also be based on 30.75 years of service, which includes the 7.25 years of defined contribution service.

7                 Mr. Fox joined the defined benefit pension plan on July 1, 2010. He was provided with an accelerated service credit of five years upon his date of hire.

8                 Mr. Nieuwenburg joined the defined benefit pension plan after 23.58 years in the defined contribution pension plan. A pension benefit, which is reflective of base salary, will be based on his 6 years of defined benefit pension plan service. A pension benefit, which is reflective of pensionable bonus, will also be based on 29.58 years of service, which includes the 23.58 years of defined contribution service.

9                 Mr. Arnold joined the defined benefit pension plan on February 1, 2009.

The information in the following table is a supplement to the previous table. The final average earnings reported for each named executive are used in the respective calculations and are based on the:

•                  average base salary for the 36 highest-paid consecutive months during the ten years up to December 31, 2010; plus

•                  annual cash incentive payments at the lesser of the target bonus or actual bonus paid, averaged over the final three years of participation up to December 31, 2010.

	Years of Credited Service				Accrued Annual Pension Benefit [1]		Estimated Annual Pension Benefit at Age 60 [2]
Name	Up to Dec. 31, 2004	From Jan. 1, 2005	Total	Final Average Earnings	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan	Under the Defined Benefit Pension Plan	Under the Executive Benefit Plan
Romanow	17.50	6.00	23.50	1,352,500	33,675	573,449	46,365	686,246
Reinhart	10.33	6.00	16.33	580,556	40,742	128,292	61,253	195,573
Fox	—	5.50	5.50	525,000	1,247	55,622	26,798	133,469
Nieuwenburg	—	6.00	6.00	641,300	14,967	131,309	35,944	212,714
Arnold	—	1.92	1.92	452,130	4,781	12,244	27,436	68,050

1                 All information is as of December 31, 2010.

2                 Represents a value based on projected years of credited service at a 2% accrual rate at age 60 and actual pensionable earnings used to calculate the accrued annual pension benefit values in the previous column. Age 60 is the earliest age an individual can receive unreduced retirement benefits.

Defined Contribution Plan Table

The following table represents the value of accumulated pension assets for the participating named executives within the registered defined contribution pension plan. Under the terms of this plan, all benefits have been funded. The two named executives were entitled to benefits under this registered plan prior to being appointed to senior executive positions at Nexen. They have no entitlements under any supplemental defined contribution pension plan arrangement and there are no above-market or preferential earnings provisions.

The two individuals are active participants of the defined benefit pension plan and have not contributed to or received any company-provided benefits under the terms of this plan for more than five years as indicated in the notes below.

	Accumulated Value			Accumulated Value
Name	at Jan. 1, 2010	Compensatory	Non-Compensatory	at Dec. 31, 2010
Romanow [1]	417,006	—	42,212	459,218
Nieuwenburg [2]	516,542	—	76,278	592,820

1                 Mr. Romanow joined the defined benefit pension plan in 1997 after 7.25 years in the defined contribution pension plan.

2                 Mr. Nieuwenburg joined the defined benefit pension plan in 2005 after 23.58 years in the defined contribution pension plan.

ALL OTHER COMPENSATION

The total value of perquisites provided to any executive was less than $50,000 and less than 10% of the named executive’s annual salary in 2010. Certain perquisites shown below are at the maximum reimbursable amount available to named executives. This maximum is often higher than what the named executive actually claimed in the year. These perquisites are not available to the broader employee population.

	Perquisites			Other Compensation
				Life	Savings
	Car	Other		Insurance	Plan	Other			Total All Other
Name	Allowance	Perquisites [1]	Total	Premiums [2]	Contributions	Compensation		Total	Compensation
Romanow	31,200	10,500	41,700	1,448	73,875	80,460	[3]	155,783	197,483
Reinhart	19,200	7,100	26,300	587	28,900	78,960	[4]	108,447	134,747
Fox	14,400	7,100	21,500	1,131	—	250,000	[5]	251,131	272,631
Nieuwenburg	19,200	7,100	26,300	1,823	30,450	—		32,273	58,573
Arnold	19,200	7,100	26,300	1,268	31,215	—		32,483	58,783

1                 Represents a maximum reimbursement amount for financial counseling, luncheon club membership, medical exam and security monitoring. For the CEO position only, this also includes a maximum reimbursement amount for a golf club membership.

2                 The life insurance premiums provided to the named executives is made available to all employees.

3                 Includes fees of $32,500, deferred trust units of Canexus valued at $33,600 and distributions on trust units of $14,360.

4                 Includes fees of $31,000, deferred trust units of Canexus valued at $33,600 and distributions on trust units of $14,360.

5                 Mr. Fox received a $250,000 special bonus upon hire on April 1, 2010.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Depending on the conditions of termination, we treat executives and employees as follows:

Event	Action

Resignation	• All salary and benefit programs cease
• Annual incentive bonus is not paid
• TOPs/STARs must be exercised within 90 days
• RSUs expire after 90 days
• Pension paid as a commuted value or deferred benefit

Retirement	• Salary and benefit coverages cease except for a $5,000 life insurance policy
• Monthly benefit to cover the cost of provincial health care premium continues in certain jurisdictions
• Annual incentive bonus paid on a pro-rata basis
• TOPs/STARs must be exercised within 18 months
• RSUs expire after 90 days
• Pension paid as a monthly benefit

Death	• All salary and benefit programs cease except for a one-year benefit coverage for surviving dependants and payout of any applicable insurance benefits
• Annual incentive bonus paid on a pro-rata basis
• TOPs/STARs must be exercised within 18 months
• RSUs expire after 90 days
• Pension benefits distributed to surviving spouse or to a designated beneficiary in the event of no spouse

Termination without cause	• All salary and benefit programs cease
• TOPs/STARs must be exercised within 90 days
• RSUs expire after 90 days
• Pension paid as a commuted value or deferred benefit
• Severance provided on an individual basis reflecting service, age and salary level

Termination for cause	• All salary and benefit programs cease
• Annual incentive bonus is not paid
• TOPs/STARs must be exercised on termination
• RSUs expire immediately
• Pension paid as a commuted value or deferred benefit

Employment Service Contracts

Nexen does not have employment service contracts.

Payments on Resignation

There are no additional payments for named executives upon resignation. The following table discloses values that would have been provided in the normal course had they resigned effective December 31, 2010: i) the lump sum value of pension benefits accrued under the defined benefit pension plan and executive benefit plan; and, ii) the value of vested TOPs. If they are over the age of 55 and have at least 10 years of Nexen service, they are deemed to have retired and a lump sum pension benefit option is not available.

Name	Termination Scenario	Pension	Value of Vested TOPs [1,2]	Total
Romanow	Deemed retirement	9,682,000	550,269	10,232,269
Reinhart	Resignation	2,242,000	207,334	2,449,334
Fox	Resignation	683,000	—	683,000
Nieuwenburg	Resignation	1,863,000	231,840	2,094,840
Arnold	Resignation	215,000	168,504	383,504

1                 Does not include unvested TOPs which will vest according to the TOPs plan over 18 months for deemed retirement or over 90 days for resignation.

2                 The difference between the closing market price of a Nexen common share on the TSX at year end of $22.80 and the exercise price of TOPs, times the number of vested TOPs.

For a holding period beyond retirement, the nature of our time-vested TOPs ensures that retiring executives maintain a significant equity interest for at least 12 months (last vesting period) after departure.

Change of Control Agreements

Nexen has entered into change of control agreements with each of the named executives and other key executives. These agreements help us retain the executives, protect them from employment interruption caused by a change of control and treat them in a fair and equitable manner. There are no restrictions on future employment or non-compete clauses in the agreements, which is consistent with industry standards for executives in similar circumstances. Each year, the Compensation Committee reviews the estimated payments upon a change of control, including the termination value of pension benefits due under the defined benefit pension plan and executive benefit plan.

Mr. Romanow’s change of control agreement was amended in January 2009 when he was appointed President and CEO. In the event of a change of control and subsequent termination of employment, Mr. Romanow would be deemed to retire with a pension commencing at the end of the severance period outlined in the following table without any applicable early retirement reduction.

Under these agreements, a change of control includes any acquisition of common shares or other securities that carries the right to cast more than 35% of the common share votes. Generally, it is any event that results in a person or group exercising effective control of Nexen.

If the named executives terminate following a change of control, they are entitled to salary, target bonus and other compensatory benefits for the severance period specified below.

	Severance Period in Months on Change of Control
Name	If Terminated [1]	Upon Resignation [2]
Romanow	36	30
Reinhart	24	—
Fox	24	—
Nieuwenburg	24	—
Arnold	24	—

1                 Within 12 months after change of control.

2                 Within 12 months after change of control and only if the CEO has remained an employee.

The next table outlines the estimated incremental payments named executives would be entitled to had a change of control and a subsequent termination of employment occurred on December 31, 2010. Under the agreement, bonuses would be paid at target for the full severance period. A benefits uplift, equal to 13% of salary, would be provided in lieu of medical, dental and life insurance coverage. In addition, the agreement provides a payment for other employee benefits and perquisites, including car allowance and savings plan contributions during the severance period, and an allowance for financial counselling, security monitoring and career transition services.

Named executives would also be entitled to an incremental pension benefit relating to their salary, service and annual incentive targets over the severance period. The pension value reported below discloses the resulting lump sum payout determined according to the named executive’s change of control agreement. These additional pension benefits do not include any termination benefits that would be payable under the registered defined benefit pension plan and executive benefit plan if a termination or retirement occurred that was not triggered by a change of control.

ESTIMATED INCREMENTAL PAYMENT ON CHANGE OF CONTROL 1

						Additional
	Severance				Other	Lump Sum	Accelerated	Total
	Period		Bonus	Benefits	Employee	Value of	TOPs	Incremental
Name	(# of months)	Salary	Target Value	Uplift	Benefits	Pension [2]	Value [3]	Obligation
Romanow	36	3,825,000	3,442,500	497,250	361,000	19,934,000	899,331	28,959,081
Reinhart	24	1,000,000	550,000	130,000	136,300	2,597,000	257,842	4,671,142
Fox	24	1,050,000	630,000	136,500	139,300	1,637,000	129,645	3,722,445
Nieuwenburg	24	1,020,000	612,000	132,600	137,500	2,956,000	238,636	5,096,736
Arnold	24	860,000	387,000	111,800	127,900	672,000	417,211	2,575,911
Total		7,755,000	5,621,500	1,008,150	902,000	27,796,000	1,942,665	45,025,315

1                 Assumes a triggering event occurred at December 31, 2010.

2                 Does not include regular termination pension values which are reported in Payments on Resignation on page 90. Benefits payable under the registered defined benefit pension plan are funded from the pension trust and payable in the form of monthly pension benefit if the named executive is 55 or older. If under 55, the benefit payable becomes a deferred pension or a lump sum distribution, at the named executive’s choice.

3                 Value of TOPs that automatically vest on a change of control, based on the number of TOPs with accelerated vesting, times the closing market price of a Nexen common share on the TSX on December 31, 2010 of $22.80, less the exercise price. The incremental value is not in addition to the value identified in the vesting provision section of the termination chart on page 90.

The contents and sending of this circular have been approved by the board.

(signed) “Eric B. Miller”
Senior Vice President, General Counsel and Secretary

SCHEDULES

February 28, 2011

KEY SECTIONS

Schedule A:

Form 58-101F1—Corporate Governance Disclosure	94

NYSE Corporate Governance Rules Compliance	96

Schedule B: Corporate Governance Policy	98

Schedule C: Categorical Standards for Director Independence	102

Schedule D: Board Mandate	104

Schedule E: Summary of TOPs Plan	107

Schedule F: Summary of Amended and Restated Shareholder Rights Plan	108

100% COMPLIANCE

Nexen’s governance practices comply with the governance rules of the Canadian Securities Administrators and those of the SEC and NYSE. The first table sets out our compliance with National Instrument 58-101 — Disclosure of Corporate Governance Practices and the second sets out our compliance with the governance rules of the NYSE.

Schedule A

Form 58-101F1:

Corporate Governance Disclosure

Board of Directors

Independent directors

See page 32 for the 11 board members who are independent under our categorical standards.

Directors who are not independent

Mr. Romanow is not independent as he is our President and CEO. Our categorical standards, attached as Schedule C, require analysis of the nature and significance of relationships between the directors and Nexen to determine independence. See page 32 for this analysis.

Majority of independent directors

Eleven of the 12 nominees (92%) proposed by management for election to the board are independent under our categorical standards. To assist the board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all information provided and applies the tests set out in the categorical standards to make initial determinations of independence. The findings are presented to outside legal counsel for confirmation. Finally, management’s recommendations and outside legal counsel’s views are presented to the board to pass a resolution on director independence.

Other directorships

See page 23 for directorships Nexen board members hold with other public entities.

Meetings without management or non-independent directors

The non-executive directors of the board and the board committees meet without management at every regularly scheduled meeting and whenever they see fit. Board committees meet with external consultants and internal personnel, without management, when they see fit. See page 34 for the number of sessions without management held in 2010 and from January 1 to February 28, 2011.

Following sessions without management, the chair advises the Secretary of any issues to be brought forward or included in the minutes.

Board chair independence

Mr. Saville, the Board Chair, is independent under our categorical standards. The Board Chair provides independent, effective leadership to the board in the governance of Nexen. He also sets the tone for the board and its members to foster ethical and responsible decision-making, appropriate oversight of management and top-tier corporate governance practices. The Board Chair position description addresses governance; sustainable business practices; leadership; board and shareholder meetings; board and management relationships; and director recruitment, retention, evaluation, orientation and education.

Director attendance

Overall director attendance rate in 2010 is 99%. See page 33 for director attendance for all board meetings in 2010 and from January 1 to February 28, 2011.

Board Mandate

The board mandate is included in Schedule D.

Position descriptions

Board and committee chair position descriptions

The position descriptions for the Board Chair and each individual committee chair address board and committee governance; sustainable business practices; leadership; ethics; board, committee and shareholder meetings; board, committee and management relationships; committee reporting; director recruitment and retention; evaluations; orientation and education; and, advisors and resources.

CEO position description

The CEO position description addresses leadership, community, sustainable business practices, ethics and integrity, governance, disclosure, strategic planning, business management, risk management, organizational effectiveness, succession and CEO performance.

Orientation and Continuing Education

Orientation

Under its mandate, the Governance Committee is responsible for developing and implementing the orientation for all board members. Nexen’s orientation program for new directors includes:

• information on the role of the board and each of its committees;

• company and industry information; and

• the contribution individual directors are expected to make.

New directors attend a one-day session of management presentations, including specific information on Nexen’s: operations; reserves; strategic plan; risk and risk management; governance; health, safety, environment and social responsibility; human resources; and, integrity and corporate values. All directors have a standing invitation to attend committee meetings, and new directors are requested to attend one full set of committee meetings to understand each committee’s oversight responsibilities and that of the board overall.

Continuing education

•                  Under its mandate, the Governance Committee is responsible for developing and implementing ongoing director education.

•                  Directors are surveyed, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness.  This information is the basis for developing annual continuing education.

•                  Presentations are made to the board at all regularly scheduled meetings to keep them informed of changes within Nexen and in regulatory and industry requirements and standards. The presentation subjects are determined in part from education requested or recommended by directors.

•                  Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided.

•                  Site visits to various operating facilities are arranged for directors.  In September 2010, Messrs.  Berry, Bertram, Jackson and Romanow received a UK/Europe overview and had a Buzzard platform tour and Ettrick flyover.

•                  Nexen pays for director education and membership in the Institute of Corporate Directors (ICD). All directors are members of ICD.

•                  See page 39 for a list of continuing education that directors received in 2010.

Ethical Business Conduct

Ethics Policy

•                  Our board-adopted Integrity Guide is described on page 5 and is available at www.nexeninc.com or by request to the Governance Office as set out on page 5.

•                  Each year, directors, officers, employees and designated contractors are required to acknowledge their compliance with the Integrity Guide through an online statement of compliance.

•                  The board, through the Audit Committee, receives a report on the annual statement of compliance process, regular reports on compliance with the Integrity Guide and integrity initiatives, and information on concerns reported.

•                  The board has never granted a waiver from the provisions of the Integrity Guide for a director or executive officer.

Accordingly, no material change report has been required.

•                  At year end, 85% of our workforce had completed Nexen’s integrity workshop.  All directors, officers, employees and designated contractors have completed the 2010 annual statement of compliance.

•                  In 2010, 35 reports were made to the Integrity Resource Centre.  Of the 35 reports, 20 were integrity-related allegations, all of which were investigated and 94% have been resolved as of December 31, 2010.  Fifteen reports were deemed to be not integrity-related allegations and were transferred to the appropriate department for resolution.  Five integrity inquiries were made in 2010.

Material interests

The directors and officers are required to complete an annual statement of compliance under Nexen’s Integrity Guide, which also includes compliance with our conflict of interest policy. This ensures directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The board ensures that a director who has a material interest in a transaction or agreement doesn’t participate in discussions if competitive information is being presented or vote on that matter at board meetings. A report of executive officers’ material interests is presented to the board.

Culture of ethical business conduct

•                  The board mandate, applicable to all directors, addresses sustainable business practices, ethics and integrity.

•                  The board promotes ethical business conduct through its support of Nexen’s culture of integrity.  The program is a core ingredient in our sustainability model.  It provides employees with resources to integrate ethical business conduct into everyday decisions.  All board members have participated in an integrity workshop, which is mandatory training for all Nexen employees.

•                  The Audit Committee mandate also speaks to ethics, the code of ethics and its compliance programs. The Committee receives a compliance report at each regularly scheduled meeting.

•                  Our integrity helpline is an important part of the program.  It is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise concerns on a confidential basis.  All concerns raised via the helpline are reported to the Audit Committee.

Nomination of Directors

Identification of new candidates for board nomination

See the Governance Committee report on page 50 for this information.

Independent nominating committee

All seven members of the Governance Committee are independent under our categorical standards.

Nominating committee mandate

The Governance Committee mandate addresses governance leadership; code of ethics; governance documents and disclosure; board and committee evaluations; director nominations and resignations; share ownership policies; director orientation and education; risk management; meetings and reporting requirements; and, advisors and resources. See page 50 for the Committee report.

Compensation Committee

Director and officer compensation

The Compensation Committee is tasked with recommending compensation for Nexen’s directors and officers. CEO compensation is reviewed by the Committee and recommended to the independent directors for approval.

Independence

All seven Compensation Committee members are independent under our categorical standards.

Mandate

The Compensation Committee mandate addresses compensation and human resources leadership; CEO goals, objectives and performance; director, Board Chair, CEO and overall compensation programs and risk management; succession and development; meetings and reporting requirements; committee governance; and advisors and resources. See page 47 for the Committee report.

Outside consultant

See page 49 for disclosure about the Compensation Committee’s outside compensation consultant.

Other Board Committees

There are three additional standing board committees whose mandates address, in addition to the specific areas given below, committee meetings, reporting, governance, advisors and resources.

•                  The Finance Committee mandate speaks to the financial leadership, management and risk management, and transactions. Its report is on page 53.

•                  The HSE & SR Committee mandate covers health, safety, environment and corporate social responsibility, leadership, performance, compliance and risk management.  Its report is on page 54.

•                  The Reserves Committee mandate addresses reserves leadership and reserves evaluation and related disclosures. Its report is on page 56.

Board Assessments

The Governance Committee leads the process of performance evaluations of the board, all board committees, the Board Chair, Committee Chairs and individual directors. See page 30 for details on the performance evaluation process.

Schedule A

NYSE Corporate Governance
Rules Compliance

Independent Directors

Eleven of the 12 nominees (92%) proposed by management for election to the board are independent.

Independence Tests

On February 16, 2011, the board affirmatively determined the independence of 11 of its 12 members under our categorical standards. The categorical standards meet or exceed all requirements of the NYSE rules, including that the independent directors have no material relationships with Nexen.

Executive Sessions

Pursuant to the board mandate, non-management directors meet in executive sessions, without management, at every regularly scheduled board meeting (five times a year) and any other time they decide is necessary.

Nominating and Corporate Governance Committee

Independence

All seven Governance Committee directors are independent.

Mandate

•                  The Governance Committee’s mandate addresses each of the NYSE requirements.

•                  The Committee participates in the annual board performance evaluation.

•                  See page 50 for the Committee report.

Compensation Committee

Independence

All seven Compensation Committee directors are independent.

Mandate

The Compensation Committee’s mandate addresses each of the NYSE requirements.

•                  The independent directors of the board, on the recommendation of the Committee, determine the CEO’s compensation level based on an evaluation of performance in light of compensation market conditions and approved corporate goals and objectives.

•                  See page 47 for the Committee report.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Audit Committee

Requirements of Rule 10A3 under the Exchange Act

Our categorical standards are consistent with the requirements of Rule 10A3 of the Exchange Act, and all members of the Audit Committee are independent under that standard.

Audit Committee Additional Requirements

Members and financial expertise

•                  All six members of the Audit Committee are financially literate pursuant to the definition adopted by the board on February 14, 2008: “having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves.  Such understanding to have been acquired by:

(i)             education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions, in respect of one or more entities of similar complexity to Nexen;

(ii)          experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions, in respect of one or more entities of similar complexity to Nexen;

(iii)       experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

(iv)      other relevant experience.”

•                  Five members have been designated by the board as audit committee financial experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.

Independence under SEC regulations and NYSE Section 303A.02

Our categorical standards are consistent with the requirements of Regulation S-K under the Securities Act of 1933 and section 303A.02 of the NYSE Corporate Governance Standards, and all members of the Audit Committee are independent under that standard.

Report

See page 44 for the Audit Committee report.

Performance evaluation

The Committee participates in the annual board performance evaluation.

Mandate

•                  The Audit Committee’s mandate addresses each of the SEC and NYSE requirements.

•                  The Committee holds separate closed sessions (without management) with each of the internal auditor and IRCA at every regularly scheduled meeting.

Internal audit function

Nexen has an internal audit function. The internal auditor reports to and has a closed session (without management) with the Committee at each of its regularly scheduled meetings.

Shareholder Approval of Equity Compensation Plans

•                  Shareholders approved Nexen’s stock option plan and revisions to it, including changing it to a TOPs plan.

•                  Nexen has two DSU programs for non-executive directors. For these, we follow the TSX rules which, unlike the NYSE rules, exempt plans from shareholder approval where the common shares issued under the plan are purchased on the open market rather than being newly-issued shares.

Corporate Governance Guidelines

Our corporate governance policy is attached as Schedule B.

Code of Business Conduct and Ethics

Our ethics policy is described on page 5 and is available at www.nexeninc.com.

Foreign Private Issuer Disclosure

Nexen is a foreign private issuer in the US. However, except as noted under “Shareholder Approval of Equity Compensation Plans” above, our corporate governance practices do not differ in any significant way from those followed by domestic US companies under NYSE listing standards.

Certification of Requirements

No notifications of non-compliance

Our CEO has not had to provide any notifications of non-compliance to the NYSE, since no executive officer is aware of any non-compliance with any applicable provisions of section 303A of the NYSE listing standards.

Written affirmations

Nexen annually provides a foreign private issuer written affirmation to the NYSE.

Public Reprimand Letter

No reprimand letter has been issued to Nexen by the NYSE.

Website Disclosures

All committee mandates, including those for the Audit, Compensation and Governance committees, our code of ethics and our corporate governance policy and categorical standards are all available at www.nexeninc.com.

Schedule B

Corporate Governance Policy

Policy Number

A103

Approval Date

December 6, 2010

Policy Owner

Chief Legal Officer

Policy Approver

Board of Directors

Policy Statement

Nexen is committed to transparency and responsible corporate governance practices. Key elements of good corporate governance principles include honesty, integrity, accountability, mutual respect, and commitment to the organization. The Corporate Governance Policy establishes guidelines for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations.

Definitions

360º Review: method of evaluating performance by gathering feedback from peers, supervisors, subordinates and one’s self.

Categorical Standards for Director Independence (categorical standards): sets out the requirements for determining independence of directors and members of the Audit Committee, and to consider the best practices for the level of independence of the Compensation Committee and the Governance Committee.

Chief Legal Officer: a corporate officer holding the most senior legal position concerning legal affairs in the company and associated with an executive officer position.

Contractors: refers to companies, consultant and/or individuals engaged by Nexen to provide services under consulting or other contractual arrangements.

Deferred Share Units: a unit credited by the company to a director by way of a bookkeeping entry and administered pursuant to the terms of the Deferred Share Unit Plans.

Employee: refers to a regular, temporary or contract employee of the company.

Financial Literacy: as defined by the board as an individual having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. A complete definition can be found in the proxy circular.

Financial Expert: superior financial knowledge in line with the requirements of the Sarbanes-Oxley Act (2002).

How We Work: Our Integrity Guide (our Integrity Guide): constitutes our code of ethics and provides a framework for employees to demonstrate a commitment to ethical business practices by conducting themselves with integrity, by acting honestly and ethically and complying with relevant laws, rules and regulations and behaving in a manner which is consistent with Nexen’s core values.

Mandate: sets out the duties and responsibilities of the board, its members and committees.

Nexen (or the company): refers to Nexen Inc. and its majority-owned subsidiaries.

Nexen’s Articles: refers to the articles of incorporation that Nexen filed with the federal government in order to conduct business, and any amendments to them.

Position Description: sets out duties and responsibilities for the CEO, CFO, Secretary and board and committee chairs.

Skills Matrix: a collaboration of various skills and expertise that come together to form a defined skill set.

Objective

This policy is designed to provide control over business affairs with sufficient accountability or monitoring by the board of directors. A company-wide commitment to good governance practices allows Nexen to operate in a fair, efficient and transparent manner and provide best-in-class practices relevant to an organization of Nexen’s size and complexity. National Policy 58-201 — Corporate Governance Guidelines provides corporations with guidance on corporate governance practices. Nexen is required to annually disclose whether it follows the guidelines and, where we do not, provide explanations for divergent practices.

Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices relevant to an organization of its size and complexity.

Persons Affected

This Corporate Governance Policy applies to all directors, officers, employees and contractors of Nexen.

Policy

THE BOARD

Independence from Management

The board meets without management at every regularly scheduled meeting and, as the board deems necessary, at non-regularly scheduled meetings.

Size of Board and Selection Process

As required by Nexen’s articles, the board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the annual general meeting of shareholders (AGM). The board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

All candidates for election or appointment to the board will initially be reviewed and recommended by the Governance Committee. The Committee maintains an evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the board if or when they are available to do so and who complement the current skills matrix and fit within the independence requirements of the board and its committees. From time to time, the Committee engages a search firm to identify new candidates for recommendation to the board.

DIRECTORS

Independence

The board annually reviews and confirms or updates the categorical standards. The categorical standards set out the requirements for determining independence of directors and members of the Audit Committee, and to consider the best practices for the level of independence of the Compensation Committee and the Governance Committee. The categorical standards will be publicly disclosed.

The board annually, and when circumstances require, reviews and makes a determination on the independence of each director in light of the categorical standards and applicable law. The independence determinations will be disclosed publicly.

Nexen will maintain an independent board at all times, with at least two-thirds of the members determined to be independent.

Attendance

Directors will strive for perfect attendance at the AGM and at all board and board committee meetings. They are expected to attend at least 75% of all board and applicable board committee meetings, combined. Nexen will publicly disclose the director attendance record annually. The Governance Committee will review the circumstances that prevented any director from achieving the minimum attendance level and report its findings to the board.

Material Change in Status

The board has determined that the Governance Committee will assess the appropriateness of continued board service when any director has a material change in status that could compromise his or her ability to act as a director of Nexen. Any director who has a material change in employment or health status is required to immediately notify the Chair of the Committee. The Committee will advise the board and provide recommendations on the director’s continued service to Nexen. It is not intended that a director who has a material change in employment or health status be required to leave the board, but the Committee has the responsibility to assess the continued appropriateness of board membership under the relevant circumstances.

Orientation

Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the board and each of its committees; company and industry information; and, the contribution individual directors are expected to make. Each new director receives a binder with up-to-date information on Nexen’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which committees a new director is on or will be appointed to, each new director will be invited to attend a full set of committee meetings.

Continuing Education

Presentations are made regularly to the board and committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites are also arranged for directors. The Governance Committee reviews information on available external educational opportunities and from time to time provides information making directors aware of the opportunities. Nexen pays tuition and expenses for directors to attend relevant external education sessions. Nexen will and does pay for membership dues for each of the directors in an appropriate organization that provides relevant publications and educational opportunities.

Performance Evaluation

Annually the Governance Committee in consultation with the board will determine the format of its evaluation, and unless otherwise determined it shall consist of a questionnaire, interview process and a 360º review by members of management, also by way of questionnaire and interviews. The responses to the questionnaire, which explores the performance of the board as a whole, all board committees, and the performance and skills of individual directors, including self-evaluation are submitted to an independent, third-party for analysis. A report is provided to the Board Chair and the Chair of the Governance Committee, either Chair then holds one-on-one interviews with the directors, including discussing peer performance. Management’s responses to its questionnaire are reviewed by the Board Chair and/or the Chair of the Governance Committee, either Chair then holds one-on-one interviews with the various members of management surveyed. The Board Chair and the Chair of the Governance Committee presents the results of the questionnaires and the interviews to the whole Governance Committee. The Governance Committee then reports to the board and recommends any changes or further actions to address issues that were identified.

Compensation

Nexen reviews the compensation of directors, the Board Chair and the committee chairs regularly. The Compensation Committee makes recommendations to the board with respect to compensation of directors, the Board Chair and committee chairs. All compensation paid to directors will be publicly disclosed.

Performance-Based Compensation

Directors who are not officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred share units. All performance-based compensation granted to directors will be publicly disclosed.

Retirement

Directors who are 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.

Term Limit

Nexen has not set a limit on the number of annual terms for which its directors may stand for re-election. While term limits ensure fresh viewpoints on the board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. In order to achieve board renewal in the absence of term limits, annual performance evaluations are conducted and Nexen has a strict retirement age policy.

BOARD COMMITTEES

Independence from Management

Board committees meet without management at each regularly scheduled meeting.

A director who is an officer of Nexen will not be a member of any board committee.

Committees

Nexen is required to have an audit committee, a compensation committee, a nominating/corporate governance committee and a reserves committee. The board has also authorized a Finance Committee and a Health, Safety, Environment and Social Responsibility Committee. The board may also authorize other committees, as it feels are appropriate.

Member Independence

All members of the Audit Committee, Compensation Committee and the Governance Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The categorical standards set out additional independence requirements for members of the Audit Committee. A majority of the members of the Finance Committee, the Reserves Review Committee and the Health, Safety, Environment and Social Responsibility Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The board annually reviews and makes a determination on the independence of each of the members of the committees in light of the categorical standards. Independence of all committee members will be publicly disclosed.

Audit and Conduct Review Committee Financial Experts

All members of the Audit Committee will be financially literate. “Financial literacy” is defined by the board and the definition will be publicly disclosed. At least one member of the Audit Committee will be an audit committee financial expert under applicable law. The board annually reviews and makes a determination on audit committee financial experts. Those members of the Audit Committee who are determined to be audit committee financial experts will be publicly disclosed.

Reporting

The board receives reports from the board committees following each board committee meeting. The board committees also report to other board committees from time to time, as required.

BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS

Advisors

The board and all board committees will have the authority to engage independent advisors, at Nexen’s expense, to assist them in carrying out their responsibilities. Individual directors may engage independent advisors at Nexen’s expense in appropriate circumstances and with the approval of the Governance Committee.

CHAIRS

Term Guidelines for Chairs

The board has determined that the Board Chair and committee chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the board adopted term guidelines of five years for service as the Board Chair or a committee chair, subject to review by the Governance Committee in each case.

OFFICERS

Succession Planning

The Compensation Committee reviews and reports to the board annually on the succession plan for Nexen’s CEO and senior management.

DIRECTORS AND OFFICERS

Share Ownership

The board regularly reviews its guidelines for shareholdings of directors and officers. The guidelines will be publicly disclosed.

Loans

Nexen will not make any loans to its directors or officers.

DISCLOSURE

Compensation Consultant/Advisor

If an independent compensation consultant or advisor has been retained to assist in determining compensation for any of the directors or officers, Nexen will disclose: the identity of the consultant or advisor; the mandate for which they were retained; and the nature of any other work the consultants or advisor was retained by Nexen to perform.

Annual Governance Reporting

Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and US laws or rules.

Ongoing Governance Disclosure

Nexen will publicly disclose its Corporate Governance Policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; our Integrity Guide; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its Corporate Governance Policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; our Integrity Guide; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

Access to Disclosures

Documents and information referred to in this policy as being publicly disclosed may be accessed through the Governance section of Nexen’s website (www.nexeninc.com). As required by law, certain information is included in Nexen’s annual proxy circular or its annual report filed with Canadian and US regulatory agencies.

Roles and Responsibilities

THE BOARD

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs and to grow value responsibly, in a profitable and sustainable manner.

The board annually reviews and confirms or updates its mandate which sets out the duties and responsibilities of the board. The board mandate will be publicly disclosed.

DIRECTORS

Each individual director of Nexen will contribute actively and collectively to the effective governance of Nexen. The board annually reviews and confirms or updates the individual director mandate which sets out the duties and responsibilities of individual directors. The individual director mandate will be publicly disclosed.

BOARD COMMITTEES

The Audit Committee assists the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of How We Work: Our Integrity Guide (Our Integrity Guide), which constitutes our code of ethics and the compliance programs.

The Compensation Committee assists the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) Chief Executive Officer compensation; (iii) executive management compensation; (iv) Board of Directors compensation; and, (v) executive management succession and development.

The Governance Committee assists the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance relevant to an organization of Nexen’s size and complexity.

The Finance Committee assists the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

The Health, Safety, Environment and Social Responsibility Committee assists the board in fulfilling its oversight with respect to due diligence in the development and implementation of leading health, safety, environmental and social responsibility systems and culture relevant to an organization of Nexen’s size and complexity.

The Reserves Review Committee assists the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

Mandates

Each current board committee has developed a mandate, setting out its duties and responsibilities, which has been approved by the board. All board committee mandates are reviewed annually by the Governance Committee and the relevant board committee. Any changes to board committee mandates will be approved by the board. All board committee mandates will be publicly disclosed.

CHAIRS

The board has adopted and maintains and annually reviews and updates or confirms the position descriptions for the Board Chair and the committee chairs which set out the duties and responsibilities of the chairs. The position descriptions for the board and committee chairs will be publicly disclosed.

OFFICERS

Duties and Responsibilities of the Chief Executive Officer (CEO)

The board has adopted and regularly reviews and updates or confirms the CEO position description which sets out the duties and responsibilities of the CEO. The CEO position description will be publicly disclosed.

The board also reviews and approves annual objectives for the CEO. The independent directors, with recommendations from the Compensation Committee, annually approve CEO compensation in light of the achievement of the annual objectives and performance measurement indicators and considering Nexen’s performance and relative shareholder returns, the value of similar incentive awards to CEOs at comparable companies and the awards given to Nexen’s past CEOs.

Duties and Responsibilities of Other Officers

The board has adopted and regularly reviews and updates or confirms position descriptions which set out the duties and responsibilities for each of the CFO and the Secretary. The CFO and Secretary position descriptions will be publicly disclosed.

Compliance

Nexen strives to be “leading edge” in implementing best-in-class corporate governance practices relevant to an organization of its size and complexity. Under National Instrument 58-101—Disclosure of Corporate Governance Practices, Nexen must annually disclose whether or not it is complying with National Policy 58-201—Corporate Governance Guidelines.

The Board Chair will take all reasonable steps to provide that directors comply with aspects of the policy related to the board, its committees and individual directors.

The Governance Committee assists the board in overseeing the development and implementation of principles and systems for the management of corporate governance and take all reasonable steps to satisfy itself that Nexen is “leading edge” in implementing best-in-class corporate governance practices relevant to an organization of its size and complexity.

The Secretary will take all reasonable steps to provide for compliance with this policy.

Directors, officers, employees and consultants are required to comply with our Integrity Guide, Trading in Securities and Reporting Policy and External Communications Policy.

Schedule C

Categorical Standards for Director Independence

General Information

The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these categorical standards are the basis for the independence determinations that will be made public in Nexen’s proxy circular, prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these categorical standards will be considered independent.

At least two-thirds of Nexen’s directors will be independent, pursuant to these categorical standards, at all times.

Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

These categorical standards meet or exceed the requirements set out in National Policy 58-201—Corporate Governance Guidelines, National Instrument 52-110—Audit Committees, National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities, the US SEC rules and regulations, the Sarbanes-Oxley Act of 2002 and the NYSE rules, as may be in force at the time. These categorical standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current categorical standards will be disclosed annually.

Definitions

An “Affiliate” of a person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person or entity specified; and, when used in respect of Nexen, “Affiliate” includes its subsidiaries, current or former parent companies, sibling companies, predecessors, and corporations or entities owning at least 5% of Nexen’s common shares. 1

 “Immediate Family Member” includes a person’s spouse or adult interdependent partner, parents, step-parents, children, step-children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law, and anyone (other than domestic employees who are employees of the person or the person’s Immediate Family Member) who shares the person’s home.

“Officer” means a chair, vice chair, chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of an entity, and any other officer or person who performs a policy-making function for such an entity. Officers of subsidiaries or parents of an entity will be deemed to be officers of the entity if they perform policy-making functions for the entity.

Where these categorical standards refer to a particular corporate characteristic, the reference should be read to also include any equivalent characteristic of a non-corporate entity.

Independence of Directors

(a)          To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen’s board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(b)         In addition, a director will not be independent if:

(i)             the director is, or has been within the last three years, an employee or Officer of Nexen, or an Immediate Family Member is, or has been within the last three years, an Officer of Nexen 2 other than a chair or vice chair of the board of directors or any committee of the board who acts or acted as such on a part-time basis;

(ii)          the director or an Immediate Family Member received during any twelve-month period within the last three years more than the lesser of Cdn $75,000 or US $120,000 in direct compensation from Nexen, other than: (A) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or, (B) compensation received for prior service as an interim chief executive officer;

(iii)       (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen’s audit within that time;

(iv)      the director or an Immediate Family Member is, or has been within the last three years, employed as an Officer of another entity where any of Nexen’s present Officers at the same time serves or served on that company’s compensation committee (or its equivalent); or

(v)         the director is a current employee or an Immediate Family Member is a current Officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US $1,000,000 or 2% of such other company’s consolidated gross revenues.

(c)          Contributions to tax exempt organizations shall not be considered “payments” under section (b)(v) above, provided however that Nexen shall disclose in its proxy circular, any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an Officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of US $1,000,000 or 2% of the organization’s consolidated gross revenues or, excluding Nexen’s automatic matching of employee charitable contributions, exceeded 10% of Nexen’s annual charitable contributions.

Loans to Directors

Nexen will not make or arrange any personal loans or extensions of credit to directors.

Committee Members

All members of the Audit Committee, the Compensation Committee and the Governance Committee shall be independent pursuant to these categorical standards. A majority of the members of the Reserves Committee of the board shall be independent pursuant to these categorical standards. Members of Nexen’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of Nexen’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

•       the Audit Committee member is an Affiliate of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

•       the Audit Committee member is both a director and an employee or is an Officer, general partner or managing member of an Affiliate of Nexen 1, unless the Audit Committee member is a non-executive part-time chair or vice chair of that Affiliate;

•       the Audit Committee member or his or her spouse, minor child or step-child, or child or step-child sharing a home with the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

•       the Audit Committee member is a partner, member, managing director, Officer or person occupying a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a firm which provides consulting, legal, accounting, investment banking or financial advisory services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

1      While a facts-based analysis is required to determine whether a director is an Affiliate, a person who is a director or employee, but not also an Officer, general partner, or managing member, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for both board and Audit Committee purposes, absent any other indications of a material relationship with Nexen.

2      In this section “Independence of Directors”, the term “Nexen” includes any parent or subsidiary in a consolidated group with Nexen.

Schedule D

Board Mandate

The board of Nexen has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in the individual director mandate and any other mandate or position description that applies to them.

Composition

The board will be comprised of between 3 and 15 directors, as determined by the board. At least two-thirds of the board members will be independent under the categorical standards for director independence (categorical standards) adopted by the board and applicable law.

All board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences, competencies and attributes will ensure that the board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws, board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly appointed or elected.

Responsibility

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific Duties

The board will:

Leadership

1.               Provide leadership and vision to supervise the management of Nexen in the best interests of the corporation including its shareholders and other stakeholders.

2.               Provide leadership in setting the mission, vision, principles, values, strategic plan and annual operating plan of Nexen, in conjunction with the CEO.

CEO

3.               Select, appoint, evaluate, compensate and, if necessary, replace the CEO.

4.               Receive recommendations on appropriate or required CEO competencies and skills from the Compensation Committee.

5.               Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

Succession and Compensation

6.               Implement a succession plan, including appointing, training and monitoring the performance of senior management.

7.               With the advice of the Compensation Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen’s employees.

Sustainable Business Practices: Social Responsibility; Ethics and Integrity; Health, Safety and Environment

8.               Provide leadership to Nexen in support of its commitment to sustainable business practices.

9.               Foster ethical and responsible decision making by management.

10.         Set the ethical tone for Nexen and its management.

11.         Take all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfy itself that the CEO and management create a culture of sustainable business practices throughout the organization.

12.         At the recommendation of the Governance Committee and the Audit Committee, approve How We Work: Our Integrity Guide (our Integrity Guide), which constitutes our code of ethics.

13.         Monitor compliance with our Integrity Guide. Decline or grant and provide for appropriate disclosure of any waivers of our Integrity Guide for officers and directors.

14.         With the Audit Committee and the Board Chair, respond to potential conflict of interest situations.

Governance

15.         With the Governance Committee, develop Nexen’s approach to corporate governance, including adopting a corporate governance policy that sets out the principles and guidelines applicable to Nexen.

16.         Once or more annually, as the Governance Committee decides, receive for consideration that Committee’s evaluation and any recommended changes, together with the evaluation and any further recommended changes of another board committee, if relevant, to each of the following:

(i)         Corporate Governance policy;

(ii)        categorical standards;

(iii)       board mandate;

(iv)       individual director mandate (which will set out the expectations and responsibilities of directors);

(v)        Board Chair position description;

(vi)       Audit Committee mandate;

(vii)      Audit Committee Chair position description;

(viii)     Compensation Committee mandate;

(ix)       Compensation Committee Chair position description;

(x)        Governance Committee mandate;

(xi)       Governance Committee Chair position description;

(xii)      Finance Committee mandate;

(xiii)     Finance Committee Chair position description;

(xiv)     Health, Safety, Environment and Social Responsibility Committee mandate;

(xv)      Health, Safety, Environment and Social Responsibility Committee Chair position description;

(xvi)     Reserves Review Committee mandate;

(xvii)    Reserves Review Committee Chair position description;

(xviii)   CEO position description;

(xix)      CFO position description; and

(xx)       Secretary position description.

17.         With the Governance Committee, take all reasonable steps to satisfy itself that Nexen’s governance practices and policies are appropriately disclosed.

18.         At the recommendation of the Governance Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

19.         At the recommendation of the Governance Committee, annually determine those individual directors to be designated as independent under the categorical standards and take all reasonable steps to satisfy itself that appropriate disclosures are made.

20.         At the recommendation of the Governance Committee, annually determine those individual directors to be designated as audit committee financial experts under applicable law and take all reasonable steps to satisfy itself that appropriate disclosures are made.

21.         At the recommendation of the Governance Committee, approve and/or review any changes to Nexen’s policy on attendance and material change in employment or health status of individual directors as outlined in the Corporate Governance Policy.

22.         At the recommendation of the Governance Committee, review the circumstances of any director’s material change in employment or health status and determine he appropriate action to be taken.

23.         At the recommendation of the Governance Committee, review and determine whether it is appropriate to accept any director resignation submitted as a result of a failure to receive a majority vote at the AGM according to Nexen’s by-laws.

24.         Review the report of the Governance Committee on the circumstances that prevented a director from achieving the minimum attendance level and determine the appropriate action to be taken.

Communications, Disclosure and Compliance

25.         Adopt an external communications policy for Nexen which addresses disclosure matters.

26.         At least annually review the external communications policy and consider any recommended changes.

27.         Establish policies and procedures which provide for Nexen’s compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

28.         Adopt measures for receiving feedback from stakeholders and provide for appropriate disclosure of the measures as may be required by law or regulation.

Board Chair

29.         At the recommendation of the independent directors of the board, annually appoint an independent director as the Board Chair.

Committees

30.         Appoint an Audit Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of How We Work: Our Integrity Guide (Our Integrity Guide), which constitutes our code of ethics and the compliance programs.

31.         Appoint a Compensation Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO compensation; (iii) executive management compensation; (iv) board of directors compensation; and (v) executive management succession and development.

32.         Appoint a Governance Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance relevant to an organization of Nexen’s size and complexity.

33.         In the board’s discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

34.         Appoint a Reserves Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s oil and gas reserves, and disclosure of reserves data and related oil and gas activities.

35.         In the board’s discretion, appoint an HSE & SR Committee comprised of a majority of independent directors with the responsibility to assist the board in fulfilling its oversight with respect to due diligence in the development and implementation of leading health, safety, environmental and social responsibility systems and culture relevant to an organization of Nexen’s size and complexity.

36.         In the board’s discretion, appoint any other board committees that the board decides are needed and delegate to those board committees any appropriate powers of the board.

37.         At the recommendation of the Governance Committee, annually appoint the chair of each board committee.

38.         Review the report of the Governance Committee on the assessment of board committee composition, and annually appoint board committees that promote a knowledgeable and informed board which demonstrates an adequate understanding of relevant matters.

Delegations and Approval Authorities

39.         Annually delegate approval authorities to the CEO and review and revise them as appropriate.

40.         Consider and, in the board’s discretion, approve financial commitments in excess of delegated approval authorities.

41.         In the board’s discretion, annually delegate to the Board Chair the authority to grant pre-approvals for certain authorizations for expenditures (AFE) to initiate or complete time-sensitive projects provided that those pre-approvals are presented in writing to be ratified by the board at the next regularly scheduled meeting. The Board Chair’s pre-approval authority is limited to new or additional AFE amounts that (i) exceed the CEO’s approval authority limit; (ii) are less than $75 million; and, (iii) are within approved strategies.

42.         Review and, at the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and annual report filed with, or furnished to, the applicable securities regulators prior to filing them and making any public announcement of financial results for the periods covered.

43.         In the board’s discretion, annually delegate to the Audit Committee the authority to approve or recommend to the board for consideration the quarterly results, financial statements, MD&A, quarterly reports and all earnings news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

44.         Consider and, in the board’s discretion, approve any matters recommended by the board committees.

45.         Consider and, in the board’s discretion, approve any matters proposed by management.

Strategy

46.         Approve the development of strategic direction.

47.         Adopt a strategic planning process and, at least annually, approve a strategic plan for Nexen to maximize shareholder value consistent with sustainable business practices that takes into account, among other things, the opportunities and risks of Nexen’s business.

48.         Monitor Nexen’s performance in light of the approved strategic plan.

Annual Operating Plan

49.         At least annually, approve an annual operating plan for Nexen, the financing of which has been recommended by the Finance Committee, including business plans, operational requirements, organizational structure, staffing and budgets that support the strategic plan.

50.         Monitor Nexen’s performance in light of the approved annual operating plan.

Risk Management

51.         Ensure policies and procedures are in place to: identify Nexen’s principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

52.         Ensure policies and procedures designed to maintain the integrity of Nexen’s disclosure controls and procedures are in place.

53.         Ensure policies and procedures designed to maintain the integrity of Nexen’s internal control over financial reporting are in place.

54.         Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation/Education

55.         With the Governance Committee, oversee the development and implementation of the director orientation program.

56.         With the Governance Committee, oversee the development and implementation of the ongoing director education program.

Board Performance

57.         Oversee the process of the Governance Committee’s evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

58.         Participate in a regular evaluation of board performance by the Governance Committee.

59.         Receive and consider a report and recommendations from the Governance Committee on the results of the evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

Board Meetings

60.         Receive a report from the President at each regularly scheduled meeting on the current matters relevant to Nexen.

61.         Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

62.         Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

63.         Regularly meet in separate, independent and non-management in camera sessions via meetings of the fully independent committees.

64.         Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors/Resources

65.         Retain, oversee, compensate and terminate independent advisors who assist the board in its activities.

66.         Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the board to carry out its duties.

Other

67.         To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the Secretary, who will report any amendments to the Governance Committee at its next meeting.

68.         Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the board for consideration.

Schedule E

Summary of TOPs Plan

The following additional disclosure is provided with respect to the TOPs plan pursuant to the TSX rules. A copy of the TOPs plan is available on request from our Governance Office and is available at www.nexeninc.com.

Amendments in 2010

No amendments were adopted in 2010.

Other Plan Information

The TOPs plan is our only security-based compensation arrangement for the purposes of the disclosure requirements of the TSX. The TOPs plan provides an opportunity for employees to have a stake in Nexen’s future and have their interests aligned with the interests of shareholders. Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOPs plan. Non-executive directors do not participate in the TOPs plan.

The maximum number of common shares which may be reserved for issuance to insiders under the TOPs plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The maximum number of TOPs which may be issued to insiders of Nexen under the TOPs plan within a one-year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance. The maximum number of TOPs which may be issued to any optionee under the TOPs plan will not exceed 5% of the issued and outstanding common shares on a non-diluted basis) at the date of grant.

The board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day before the date of the grant of the TOPs (exercise price) or other price determined by a mechanism approved by the board and satisfactory to the TSX and NYSE. The exercise price may not be below the market price of the shares. As well, the exercise price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen’s share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareholder approval requirements imposed by the TSX.

Unless the board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the exercise price, of the closing price of Nexen’s common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOPs or, if there is no trading of the shares on the TSX or NYSE that day, the last business day before the date of surrender of the TOPs.

Nexen does not have the right under the TOPs plan to transform a TOPs into a stock appreciation right involving an issuance of securities from treasury.

TOPs terminate and may not be exercised or surrendered in the following circumstances:

Reason for Termination	Exercisable Until
Retirement	The earliest of scheduled expiry and 18 months from termination of active employment
Death	The earliest of scheduled expiry and 18 months from death
Termination for just cause	Termination of active employment
Termination for any reason other than death, retirement or termination for cause	The earliest of scheduled expiry and 90 days from termination of active employment

The following are also terms of the TOPs plan:

•      TOPs are non-transferable and non-assignable other than to the estate of a TOPs holder by operation of law.

•                  The board may amend, suspend or discontinue the TOPs plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOPs plan, change how the exercise price is determined or, without the consent of the holder of the TOPs, alter or impair any TOPs previously granted.  No amendment, suspension or discontinuance of the TOPs plan may contravene the requirements of the TSX or other relevant regulatory body.

•      Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOPs plan.

•      The maximum exercise and surrender periods are five years from the date of grant.

•                  The TOPs plan is subject to shareholder approval, which was given on May 4, 2004.  There are no entitlements under the TOPs plan that have been granted but are subject to ratification by shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2010

			Number of Securities
	Number of Securities	Weighted-Average	Remaining Available for
	to be Issued on Exercise	Exercise Price of	Future Issuance under
Plan Category	of Outstanding TOPs	Outstanding TOPs	Equity Compensation Plans
Equity compensation plans approved by shareholders	18,435,210	$25/option	25,301,194
Equity compensation plans not approved by shareholders	—	—	—
Total	18,435,210	$25/option	25,301,194

Schedule F

Summary of Amended and Restated Shareholder Rights Plan

The following is a summary of the features of the 2011 Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the 2011 Plan. A copy is available at www.nexeninc.com or on request from the Governance Office as set out on page 5. All capitalized terms used in this summary have the meanings given in the plan unless otherwise noted. Except as set out here, there are no material differences between the 2008 Plan and the 2011 Plan.

Amendments

The 2011 Plan contains two amendments. The first amendment is to the definition of “Acquiring Person” in Section 1.1(a)(ii)(C) of the Rights Plan agreement. This Section has been amended to clarify that an “Acquiring Person” will exclude acquisitions of Common Shares which are made as a step in a transaction where Nexen has acquired a Person or assets and issued Common Shares as consideration, which Common Shares are later distributed by the acquiror to its securityholders, provided no securityholder beneficially owns 20% or more of Nexen’s then outstanding Common Shares. Such a transaction will be considered an “Exempt Acquisition” under the Rights Plan agreement.

The second amendment is to Section 5.4(a) of the Rights Plan agreement, which currently provides that Nexen may, prior to a shareholders’ meeting and subject to certain limitations, supplement, amend, vary, rescind or delete provisions of the Rights Plan without shareholder approval. The Section 5.4(a) has been amended to delete this wording.

Apart from the above-mentioned amendments, the 2011 Plan is identical to the 2008 Plan in all material respects.

Issuance of Rights

One Right was issued by Nexen for each Common Share outstanding at the close of business on August 6, 1999, the date the original Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of Nexen issued after August 6, 1999 and before the earlier of the Separation Time and the Expiration Time. The 2008 Plan confirmed the Rights existing when it came into effect and it was confirmed that one Right would continue to be issued for each Common Share of Nexen issued after April 29, 2008 and before the earlier of the Separation Time and the Expiration Time. Under the 2011 Plan, the Rights are simply reconfirmed and Nexen reconfirms its authority to continue issuing one new Right for each Common Share issued. Each Right entitles the registered holder of the Right to purchase from Nexen one Common Share at an Exercise Price equal to three times the Market Price per Common Share prior to the Separation Time or, from and after the Separation Time, at an Exercise Price equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to adjustment and certain anti-dilution provisions.

Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right entitles the holder to receive, upon payment of the Exercise Price, Common Shares of Nexen with an aggregate Market Price equal to two times the Exercise Price.

Nexen is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the U.S. where an issue or delivery of Rights would be against the law without registration of the relevant Persons or securities. The board may establish procedures for the issue to a Canadian resident fiduciary of these securities, to hold Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to those Persons.

Trading of Rights

Until the Separation Time (or earlier termination or expiration), the Rights will be evidenced by the certificates representing the Common Shares of Nexen and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (Rights Certificates) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the start of or first public announcement of the intent of any Person (other than Nexen or its Subsidiaries) to begin a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid, or such later date determined by the board. If a Take-over Bid expires, is cancelled, terminated or withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of Nexen’s outstanding Common Shares, excluding (i) Nexen and its Subsidiaries, and (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of any one or a combination of: an acquisition or redemption of Common Shares by Nexen, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

In general:

(i)             a Permitted Bid Acquisition means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)          an Exempt Acquisition means an acquisition of Common Shares

A.	for which the board has waived the application of the Rights Plan;
B.

which are made as an intermediate step in a series of related transactions in connection with an acquisition by Nexen or its subsidiaries of a Person or assets, provided the acquiror of the Common Shares distributes or is deemed to distribute them to its securityholders within 10 Business Days of the completion of the acquisition and following the distribution no Person has become Beneficial Owner of 20% or more of Nexen’s then outstanding Common Shares;

C.             which was made under Nexen’s dividend reinvestment plan;

D.            which was made pursuant to the receipt or exercise of rights issued by Nexen to all the holders of Common Shares (other than holders resident in a jurisdiction where such issuance is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (as long as the Person does not acquire such rights from any Person other than Nexen or, in that way, acquire a greater percentage of the Common Shares or Convertible Securities offered than the percentage owned immediately before the acquisition);

E.              which was made pursuant to a distribution to the public of Common Shares or Convertible Securities by Nexen made under a prospectus (as long as the Person does not, in that way, acquire a greater percentage of the Common Shares or Convertible Securities offered than the percentage owned immediately before the distribution); or

F.              which was made pursuant to a distribution of Common Shares or Convertible Securities by Nexen by way of a private placement, take-over bid or upon the exercise by an individual employee of options or rights granted under an option plan of Nexen or rights to purchase securities granted under a share purchase plan of Nexen;

(iii)       a Convertible Security Acquisition means an acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)      a Pro Rata Acquisition means an acquisition of Common Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Common Shares.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Common Shares actually held by others if those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, spouses and relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (ii) pursuant to a pledge of securities).

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned by any other Person with whom the Person is acting jointly or in concert (Joint Actor). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate of the first Person to acquire or offer to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

There are several exemptions in the definition of Beneficial Ownership under which a Person is not considered to Beneficially Own a security. There are exemptions for institutional shareholders which apply to:

(i)             an investment manager (Investment Manager) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (Client);

(ii)          a licensed trust company (Trust Company) acting as trustee or administrator for the estates of deceased or incompetent persons (Estate Account) or for other accounts (Other Account) and which hold the securities in the ordinary course of its duties for those accounts;

(iii)       the administrator or the trustee (Plan Trustee) of a pension fund or plan (a Plan) registered under applicable law;

(iv)      a Person who is a Plan or is a Person established by law (the Statutory Body), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies;

(v)         a Crown agent or agency; or

(vi)      a Person (Manager) that is the manager or trustee of a mutual fund (Mutual Fund) that is qualified to issue its securities to investors under Canadian provincial or U.S. securities law or is a Mutual Fund.

The exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not making or has not announced an intention to make a Take-over Bid.

A Person is not considered to Beneficially Own a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds the security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee.

Exemption for Permitted Lock-up Agreement

A Person is not considered to Beneficially Own any security where the holder of the security has agreed to tender or tendered that security, pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by the Person or the Person’s Affiliates or Associates or a Joint Actor until the tendered security is accepted unconditionally for payment; or is taken up and paid for.

A Permitted Lock-up Agreement is generally an agreement between a Person and one or more holders of Common Shares who enter into a Permitted Lock up Agreement (a Locked up Person) under which each Locked-up Person agrees to tender Common Shares to a Take-over Bid (referred to as a Lock-up Bid) and which allows the Locked-up Person to withdraw its Common Shares to tender them to another Take-over Bid or to support another transaction: (i) at a price that exceeds the price under the Lock-Up Bid; or (ii) at an offer price that exceeds by at least a specified amount (Specified Amount) the offer price for each Common Share in the Lock-up Bid but that does not set out a Specified Amount that is greater than 7% of the offer price in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Takeover Bid. It may also contain a similar limitation on a Locked-up Person’s right to withdraw Common Shares as long as the limitation does not prevent the Locked-up Person from withdrawing Common Shares during the period of the other Take-over Bid or transaction. Finally, under a Permitted Lock-up Agreement there are limits on break up fees, top up fees, penalties and expenses payable by a Locked-up Person if the Locked-up Person fails to tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered in order to deposit them to another Take-over Bid or support another transaction.

Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. If, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs, each Right (except for Rights Beneficially Owned by an Acquiring Person, an Affiliate or Associate of such Person, a Joint Actor or a transferee of any such Person, which become null and void) will constitute, upon exercise, the right to purchase from Nexen the number of Common Shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of each Right would be entitled to purchase Common Shares having a total Market Price of $300 (that is, six Common Shares) for $150 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and that complies with the following:

(i)    the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)   the Take-over Bid contains irrevocable and unqualified conditions that:

A.    no Common Shares shall be taken up or paid for under the Take-over Bid before the close of business on a date at least 60 days after the date of the Take-over Bid;

B.    unless the Take-over Bid is withdrawn, Common Shares may be deposited to the Take-over Bid any time before the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited to the Take-over Bid may be withdrawn at any time before the close of business on that date;

C.    more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D.    in the event that more than 50% of the outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for at least 10 Business Days from the date of the announcement.

A Competing Permitted Bid is a Take-over Bid that is made after any other Permitted Bid or Competing Permitted Bid has been made but before the expiry of the Permitted Bid or Competing Permitted Bid and that satisfies all the requirements of a Permitted Bid, other than the requirement that the bid remain open for 60 days, as long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under an earlier, existing Permitted Bid or Competing Permitted Bid; and, (ii) 35 days (or other number of days prescribed by applicable Alberta law) after the date of the Competing Permitted Bid.

Redemption, Waiver and Termination

(i)    Redemption of Rights on Approval of Holders of Common Shares and Rights. The board acting in good faith may, after obtaining approval of the holders of Common Shares or Rights, at any time before a Flip-in Event occurs, elect to redeem all of the then outstanding Rights at a Redemption Price of $0.000001 per Right, as adjusted for anti-dilution.

(ii)   Waiver of Inadvertent Acquisition. The board acting in good faith may waive the application of the Rights Plan for any Flip-in Event if (i) the board determines that a Person became an Acquiring Person unintentionally; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares so that, at the time of waiver the Person is no longer an Acquiring Person.

(iii)  Deemed Redemption. If a Person who has made a Permitted Bid or a Take-over Bid for which the board has waived the Rights Plan completes the acquisition of the Common Shares, the board will be considered to have elected to redeem the Rights for the Redemption Price.

(iv)  Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The board acting in good faith may, by prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event occurring by a Take-over Bid made by means of a circular to all shareholders before the Take-over Bid occurs. However, if the board waives the application of the Rights Plan, it will be considered to have waived the Rights Plan for any other Flip-in Event occurring by a Take-over Bid made by means of a circular to all shareholders made before the expiry of a bid for which the waiver was granted.

(v)   Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The board may, with the prior consent of the holders of Common Shares, determine, at any time before a Flip-in Event for which the application of the Rights Plan has not been waived, if the Flip-in Event would occur by an acquisition of Common Shares by some other means than under a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares, or unintentionally if the Acquiring Person has reduced its holdings to below 20%, to waive the application of the Rights Plan for that Flip-in Event. However, if the board waives the application of the Right Plan, the Board will extend the Separation Time to a date within 10 Business Days after the meeting of shareholders called to approve the waiver.

(vi)  Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or terminated after the Separation Time and before a Flip-in Event, the board may elect to redeem all the outstanding Rights at the Redemption Price and Nexen will be deemed to have issued replacement Rights to holders of Common Shares.

When Rights are redeemed, upon redemption they will, without further action or notice, terminate and the only right the holders of Rights will have is to receive the Redemption Price. Within 10 Business Days of any redemption of the Rights, Nexen will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights of the redemption.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)    if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issue of Common Shares or Convertible Securities in respect of, in lieu of, or in exchange for Common Shares pursuant to certain transactions; or

(ii)   if Nexen fixes a record date for the distribution to all holders of Common Shares of rights or warrants to acquire Common Shares or Convertible Securities, or for making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

Supplements and Amendments

Nexen may, upon approval by the Board of Directors, make amendments to correct any clerical or typographical error or which are necessary to ensure the Rights Plan agreement remains valid if there is any change in applicable law. Any changes made to maintain the validity of the 2011 Plan and any other changes to the 2011 Plan other than amendments to correct any clerical or typographical error will be subject to confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

The board reserves the right to alter any terms of the 2011 Plan or not proceed with the 2011 Plan before the AGM if it is in the best interests of Nexen and its shareholders to do so.

Expiration

If the 2011 Plan is approved at the AGM, it will be effective immediately after that approval and will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights terminates under the Rights Plan) and the termination of the 2014 AGM, unless Nexen’s shareholders or Independent Shareholders, as applicable, approve the continuation of the Plan at or before the 2014 AGM, in which case the 2011 Plan would expire at the earlier of the Termination Time and the termination of the 2017 AGM.

GLOSSARY OF TERMS

AGM — annual general meeting of shareholders

Articles — Nexen’s restated articles of incorporation, dated May 20, 2005, and our articles of amendment dated April 26, 2007

Audit Committee — Audit and Conduct Review Committee

Beneficial shareholder — a shareholder that holds shares in the name of a nominee. That is, the share certificate was deposited with a bank, trust company, securities broker, trustee or other, also called a non-registered shareholder

Board — board of directors

Categorical standards — Nexen’s categorical standards for director independence

CCGG — Canadian Coalition for Good Governance

CEO — chief executive officer

CFO — chief financial officer

CIBC Mellon — the transfer agent, CIBC Mellon Trust Company

Circular — this management proxy circular, dated February 28, 2011

Compensation Committee — Compensation and Human Resources Committee

COO — chief operating officer

DSUs — deferred share units

Final average earnings — average base salary for the 36 highest-paid consecutive months during the ten years before retirement; plus annual cash incentive payments at the lesser of target bonus or actual bonus paid, averaged over the final three years of participation

Financial statements — Nexen’s 2010 audited consolidated financial statements

Governance Committee — Corporate Governance and Nominating Committee

HSE & SR Committee — Health, Safety, Environment and Social Responsibility Committee

ICD — Institute of Corporate Directors

IRCA — independent registered chartered accountant

Laurel Hill — the proxy solicitation company, Laurel Hill Advisory Group

MD&A — management’s discussion and analysis

Mercer — the consultant to the Compensation Committee, Mercer (Canada) Limited

Named executives — our five named executive officers, including the CEO

Notice of Meeting — the notice of our shareholder meeting to be held on Wednesday, April 27, 2011

NYSE — New York Stock Exchange

Proved reserves — estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions

Registered shareholder — a shareholder that holds shares in their own name and has a share certificate

Reserves Committee — Reserves Review Committee

RSUs — restricted share units

Sarbanes-Oxley — Sarbanes-Oxley Act of 2002

SEC — US Securities and Exchange Commission

STARs — stock appreciation rights

TOPs — tandem options

TSX — Toronto Stock Exchange

CORPORATE INFORMATION

HEAD OFFICE

801 – 7th Avenue SW

Calgary, Alberta, Canada T2P 3P7

T: 403.699.4000

F: 403.699.5800

www.nexeninc.com

CONTACTS

COMMUNICATING WITH THE BOARD

board@nexeninc.com

INTEGRITY RESOURCE CENTRE

integrity@nexeninc.com

GOVERNANCE OFFICE

governance@nexeninc.com

STOCK SYMBOL—NXY

Toronto Stock Exchange (TSX)

New York Stock Exchange (NYSE)

PREFERRED SECURITIES

7.35% Subordinated Notes

TSX—NXY.PR.U

NYSE—NXYPRB

COMMON SHARE TRANSFER AGENT AND REGISTRARS

CIBC Mellon Trust Company

Calgary, Toronto, Montreal and Vancouver

BNY Mellon Shareowner Services

Jersey City, New Jersey

DIVIDEND REINVESTMENT PLAN

The offering circular (and for US residents, a prospectus) and authorization form may be obtained by contacting CIBC Mellon Trust Company at 1.800.387.0825 or at www.cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

SUSTAINABILITY REPORT

Our sustainability report outlines our health, safety, environment and social responsibility performance. For more information, call Jeff Flood at 403.699.5469.

GOVERNANCE DOCUMENTS

Nexen’s governance documents, additional governance analysis, as well as our financial documents, are available at www.nexeninc.com. Hard copies may be requested by emailing governance@nexeninc.com. Governance documents include:

•      Individual Director Mandate

•      Board Chair Position Description

•      Chief Executive Officer Position Description

•      Chief Financial Officer Position Description

•      Secretary Position Description

•      Audit Committee Mandate

•      Audit Committee Chair Position Description

•      Compensation Committee Mandate

•      Compensation Committee Chair Position Description

•      Governance Committee Mandate

•      Governance Committee Chair Position Description

•      Finance Committee Mandate

•      Finance Committee Chair Position Description

•      HSE & SR Committee Mandate

•      HSE & SR Committee Chair Position Description

•      Reserves Committee Mandate

•      Reserves Committee Chair Position Description

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Learn more

This circular provides information to consider when voting at our 2011 annual general meeting. Find out more about Nexen’s performance, plans and how we work at www.nexeninc.com or in any of these publications.

2010 Annual Report

Contains our 2010 Annual Information Form, Management’s Discussion and Analysis and Financial Statements.

Sustainability Report

Summarizes Nexen’s way of doing business, including our approach to health and safety, the environment and social responsibility.

Corporate Profile

Provides an overview of Nexen’s assets and strategies, how we create value and how we work. Available in Spring 2011.

Contacts

Investor Relations

Tim Chatten, Analyst, Investor Relations

T: 403.699.4244 E: Tim_Chatten@nexeninc.com

Corporate Relations

Pierre Alvarez, Vice President, Corporate Relations

T: 403.699.5202 E: Pierre_Alvarez@nexeninc.com

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801 – 7th Avenue SW, Calgary, Alberta, Canada T2P 3P7 T: 403.699.4000 F: 403.699.5800 www.nexeninc.com

PROXY Solicited by the board and management of Nexen Inc. for use at the Annual General Meeting of Shareholders to be held in the Crystal Ballroom at The Fairmont Palliser Hotel, 133 – 9 Avenue SW, Calgary, Alberta, on Wednesday, April 27, 2011 at 11:00 am. I appoint Mr. Francis M. Saville, Q.C., or, failing him, S. Barry Jackson, or, failing him, Marvin F. Romanow, or instead as my proxyholder, with power of substitution, to attend the Annual General Meeting of Shareholders and any and all adjournments (meeting) and to vote the shares represented by this proxy on my behalf, as follows: 1. To elect as a Director: Vote FOR all directors o For Withhold For Withhold For Withhold 1. W.B. Berry o o 5. K.J. Jenkins o o 9. M.F. Romanow o o 2. R.G. Bertram o o 6. A.A. McLellan o o 10. F.M. Saville o o 3. D.G. Flanagan o o 7. E.P. Newell o o 11. J.M. Willson o o 4. S.B. Jackson o o 8. T.C. O’Neill o o 12. V.J. Zaleschuk o o For Withhold 2. To appoint Deloitte & Touche LLP as independent auditors for 2011. o o For Against 3. To approve the continuation, amendment and restatement of the shareholder rights plan. o o 4. To approve the advisory vote on Nexen’s approach to executive compensation. o o 5. To consider and act on any other business that may properly come before the meeting. On any ballot that may be called for, the shares will be voted for, against or withheld from voting according to the choices marked above. If no choice is marked for an item, the shares will be voted FOR the election of directors; appointment of auditors; continuation, amendment and restatement of the shareholder rights plan; and the advisory vote on Nexen’s approach to executive compensation. My proxyholder may vote using his or her judgment on amendments to the matters set out above or other matters that properly come before the meeting. I ratify all actions my proxyholder takes under this proxy. I have received the notice of meeting and management proxy circular (circular) dated February 28, 2011. Dated this day of , 2011. Shareholder’s signature You may appoint someone (who doesn’t need to be a shareholder) other than the people set out above to attend and act on your behalf at the meeting by filling in the name of that person in the space provided above. Please see other side for additional information and voting options

PROxy VOTiNG Completing your proxy This proxy must be signed by you or your attorney who has been authorized in writing. The signature should be exactly as the name appears on the label below. If this proxy is returned undated, it is deemed to bear the date on which it was mailed to you. If the shareholder is a corporation, the corporate seal must be duly affixed. If shares are held jointly, any one of the joint owners may sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. Mailing your proxy Send your completed proxy to CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1. Time to submit your proxy To be valid, this proxy must be received by CIBC Mellon Trust Company no later than 11:00 am (Mountain time) on April 25, 2011 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. Changing your proxy If you appoint a proxyholder and later wish to change your appointment, you may resubmit your proxy, prior to the cut-off time noted above. The latest proxy will be recognized as the only valid one. Revoking your proxy You may revoke this proxy by instrument in writing at any time before it is exercised as set out in the circular or in any other manner permitted by law. TELEPhONE AND iNTERNET VOTiNG Time to submit your instructions To be valid, your voting instructions by telephone or internet must be submitted no later than 11:00 am (Mountain time) on April 25, 2011 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. Changing your instructions If you submit your voting instructions and later wish to change them, you may resubmit your instructions, prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones. Voting by touch-tone telephone: 1.866.271.1207 (English and French) Call the number above and follow the voice prompts. You will need to enter the 13-digit Control Number found on this form below, on the left-hand side. Voting by internet: www.eproxyvoting.com/nexen Access the above website and follow the instructions there. You will need to enter your 13-digit Control Number found on this form below, on the left-hand side. Control Number i i

As a beneficial shareholder of Nexen Inc., you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis) or both. In order to add your name to the list of shareholders to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company, or submit your request online at www.cibcmellon.com/financialstatements. The Company Code Number is 0832a. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com. Please add my name to the mailing list for Nexen Inc. and send me Nexen’s Report(s) as indicated below: Interim Reports only Annual Report only Both Interim and Annual Reports NAME OF SHAREHOLDER (PLEASE PRINT) MAILING ADDRESS CITY PROVINCE/STATE COUNTRY POSTAL/ZIP CODE SIGNATURE As long as you remain a beneficial shareholder of Nexen Inc., you will receive this card each year and will be required to renew your request to receive these reports. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or 416-643-5500 or online at www.cibcmellon.com. NOTE: DO NOT RETURN THIS CARD BY MAIL IF YOU HAVE SUBMITTED YOUR REQUEST ONLINE.

Nexen Inc. c/o CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada PLACE SUFFICIENT POSTAGE HERE

As a registered shareholder of Nexen Inc., you automatically receive our Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis). If you do not wish to receive our Annual Report next year or if you wish to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com. PLEASE DO NOT SEND ME Nexen’s Annual Report PLEASE SEND ME Nexen’s Interim Reports NAME OF SHAREHOLDER (PLEASE PRINT) MAILING ADDRESS CITY PROVINCE/STATE COUNTRY POSTAL/ZIP CODE SIGNATURE As long as you remain a registered shareholder of Nexen Inc., you will receive this card each year and will be required to renew your request not to receive the Annual Report or your request to receive the Interim Reports.

Nexen Inc. c/o CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Canada PLACE SUFFICIENT POSTAGE HERE